QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on May 10, 2007

Registration No. 333-139307

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 4
TO

FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

LifeWatch Corp.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	8099 (Primary standard industrial classification code number)	20-5925595 (I.R.S. employer identification number)

1351A Abbott Court
Buffalo Grove, Illinois 60089
(877) 774-9846
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Frederick J. Mindermann
Chief Executive Officer
LifeWatch Corp.
1351A Abbott Court
Buffalo Grove, Illinois 60089
(877) 774-9846
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Jeffrey A. Horwitz Yuval Tal Proskauer Rose LLP 1585 Broadway New York, New York 10036 (212) 969-3000	Richard Truesdell, Jr. Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price	Amount Of Registration Fee

Common Stock, par value $0.01 per share	$86,250,000(1)(2)	$9,228.75(3)

(1)
Estimated solely for the purpose of the registration fee for this offering in accordance with Rule 457(o) of the Securities Act of 1933, as amended.

(2)
Includes shares the underwriters have the option to purchase to cover over-allotments, if any.

(3)
Previously paid.

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)	Dated May 10, 2007

                  Shares

Common Stock

This is an initial public offering of shares of the common stock of LifeWatch Corp. We are offering                  shares of our common stock. Prior to this offering, there has been no public market for our common stock. We will apply for quotation of our common stock on the Nasdaq Global Market under the symbol "LIFE." We expect that the public offering price will be between $          and $          per share.

Our business and an investment in our common stock involve significant risks. These risks are described under the caption "Risk Factors" beginning on page 10 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts	$	$
Proceeds before expenses to LifeWatch Corp.	$	$

The underwriters may also purchase up to an additional                  shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments.

The underwriters expect to deliver the shares against payment in New York, New York on                        , 2007.

Cowen and Company	Jefferies & Company	Piper Jaffray

                        , 2007

        You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

        Information contained on our web site is not part of this prospectus.

        Until                  , 2007 (25 days after the commencement of this offering), all dealers that effect transactions in shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

        For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

i

PROSPECTUS SUMMARY

        This summary provides an overview of selected information contained elsewhere in this prospectus and does not contain all of the information you should consider before investing in our common stock. You should carefully read the prospectus and the registration statement of which this prospectus is a part in their entirety before investing in our common stock, including the information discussed under "Risk Factors" beginning on page 8 and our financial statements and notes thereto that appear elsewhere in this prospectus. As used in this prospectus, the terms "LifeWatch," we," "our," "us," or "the Company" refer to LifeWatch Corp. and its wholly owned subsidiaries, LifeWatch Services Inc. and LifeWatch Technologies Inc.; "Card Guard," "parent companies" and "Parent" refer to Card Guard AG and its subsidiaries, Card Guard Europe B.V. and Card Guard Scientific Survival Ltd; "LifeWatch Services" refers to LifeWatch Services Inc.; and "LifeWatch Technologies" refers to LifeWatch Technologies Inc., unless the context otherwise indicates. Unless otherwise stated, all the information in this prospectus assumes that the underwriters will not exercise their overallotment option.

LIFEWATCH CORP.

Our Company

        We are an integrated health care services and technology monitoring company. Our solution combines clinically validated, standardized monitoring services through our state-of-the-art call centers and access to technologically advanced monitoring devices to enable physicians to have remote oversight of their patients 24 hours a day, seven days a week, 365 days a year. To date, we have provided services and sold devices primarily related to ambulatory cardiac event monitoring, the related services of which constitute a majority of our revenues, as well as holter monitoring and pacemaker monitoring. We believe that we are a leading provider of ambulatory cardiac event and holter monitoring services among independent diagnostic testing facilities, or IDTFs, and a leading manufacturer and distributor of ambulatory cardiac event monitoring devices in the United States. We provide our services in conjunction with FDA-approved cardiac monitoring devices through our wholly owned subsidiary LifeWatch Services. In addition, we manufacture and distribute cardiac monitoring devices through our wholly owned subsidiary LifeWatch Technologies. According to a 2004 Frost & Sullivan report, in 2004 we held leading market share positions representing approximately 19.4% and 34.3% of the U.S. markets for ambulatory cardiac event monitoring services provided by IDTFs and for cardiac event monitoring device sales, respectively. We believe our existing platform can be extended to remotely monitor additional chronic illnesses as well as conditions related to age, personal safety and wellness.

        Our services are used by physicians to monitor electrocardiographic data, or cardiac events, for patients who are suspected of having heart rhythm disorders, or cardiac arrhythmias, that often precede serious complications associated with cardiovascular disease or other conditions. Our services are primarily used in conjunction with our, our parent companies, or another party's cardiac monitoring devices that capture specific cardiac events that are relied upon for the diagnosis of cardiac arrhythmias and allow physicians to provide appropriate treatment to their patients, thus saving patients from significant medical events, including death. In cases where it is determined that a patient requires immediate medical attention, we notify the patient's physician and the appropriate emergency response professionals. Our services are prescribed to patients by their physicians and, upon such prescription, patients receive the prescribed cardiac monitoring devices from their physicians or directly from us for a limited period of time, typically up to 30 days for cardiac event monitors, and return them to us at the end of the monitoring period for further processing. We receive payments for our monitoring services, including the use of cardiac monitoring devices, primarily through Medicare and private third party payors, such as insurance companies.

        We offer a comprehensive spectrum of remote cardiac monitoring services using cardiac monitoring devices, which include monitoring holters, traditional manual trigger looping and non-looping event recorders, the auto-detect LifeStar AF™ cardiac event monitor and Card Guard's newest auto-detect auto-send, or ADAS, LifeStar ACT™ cardiac event monitor, which we recently launched in the first quarter of 2007. We believe Card Guard's LifeStar ACT™, which received U.S. Food and Drug Administration, or FDA, approval in August 2006, and for which we have exclusive rights in the United States through 2011, represents the latest advancement in the evolution of cardiac event monitoring because, among other things, it: (i) is remotely programmable; (ii) is the only ADAS cardiac event monitor that can operate on any mobile telephony protocol; and (iii) has a longer recording memory than existing cardiac event monitors. In addition, our LifeStar ACT™ related monitoring services would allow physicians to receive data about cardiac events that require physician notification, or clinically significant events, in the least amount of time, an ability that we refer to as diagnostic yield. Our and our parent companies' historical market leadership in cardiac event monitoring devices and the continued introduction, sale and distribution by us of technologically advanced products ensures that the physicians we serve have the ability to provide their patients with the most effective devices available. In March 2006, we, along with our ultimate parent company Card Guard AG, were selected as the recipient of Frost & Sullivan's 2006 Technology Innovation Award in the field of remote patient monitoring for focus on research, development and marketing to support future growth of the industry.

        We and our parent and predecessor companies have a long history of commercializing technologically advanced cardiac monitoring devices for patient use. Since the 1970s, our subsidiary LifeWatch Technologies and its predecessors have been manufacturing, selling and distributing a broad range of advanced cardiac monitoring devices, including its own cardiac monitoring devices, in the United States, to physicians, hospitals and other IDTFs who use them to provide their own monitoring services. Since 2001, LifeWatch Technologies has also been distributing Card Guard's cardiac monitoring devices in the United States.

        Our management team has recently implemented a series of strategic initiatives directed at launching new services and products, growing the number of our referring physicians, increasing the number of private third party payor contracts and the people covered under such contracts, increasing our sales force, focusing our marketing efforts, diversifying our product offerings to include wireless ambulatory vital signs monitoring and expanding our cardiac monitoring service offerings for clinical research. We believe that the foregoing initiatives, together with projected market expansion, will drive the growth of our business.

Cardiac Event Monitoring Market Opportunity

        The ambulatory cardiac monitoring services and product market in the United States in 2004 was a $1.1 billion industry, composed of approximately $1.04 billion related to services and $74 million related to product sales. This industry encompasses ambulatory cardiac event monitoring, holter monitoring and pacemaker monitoring services. The majority of our revenues come from the ambulatory cardiac event monitoring services market. According to the 2004 Frost & Sullivan report, the ambulatory cardiac event monitoring services market was a $398 million market in 2004 and was expected to grow to $614 million by 2011. We believe that the market for ambulatory cardiac event monitoring services will grow over the foreseeable future as a result of an aging and growing population, the increase in a prevalence of health conditions such as obesity that increase the likelihood of heart related diseases and the increasing awareness of cardiac diseases.

        We provide our monitoring services, including our ambulatory cardiac event monitoring services, as an IDTF. An IDTF is defined by the U.S. Department of Health and Human Services' Centers for Medicare & Medicaid Services, or CMS, as an entity independent of a hospital or physician's office in which diagnostic tests are performed by licensed or certified nonphysician personnel under appropriate physician supervision. According to the 2004 Frost & Sullivan report, as of 2004 there were over 150 IDTFs, many of which were very small with minimal revenues. IDTFs provide monitoring services to the patient's hospital or physician when they outsource the service as opposed to providing it themselves. As a result, our main competitors are other IDTFs who compete to provide these outsourced monitoring services. According to the 2004 Frost & Sullivan report, the overall cardiac monitoring services market addressed by IDTFs was $309 million in 2004, which includes ambulatory cardiac event monitoring, holter monitoring and pacemaker monitoring services. We believe that the portion of the overall ambulatory cardiac monitoring services market addressed by IDTFs is expected to grow as physicians and hospitals increasingly outsource monitoring services to IDTFs like ourselves, due to increased capital requirements and new technology, such as ADAS devices, including the LifeStar ACT™, which are not available to hospitals or physicians.

        Ambulatory cardiac event monitoring services, which constitute the majority of our revenues, is divided into three components: the "hook-up" component; the monitoring component and the physician interpretation component. While physicians and hospitals provide all three components, currently IDTFs, including ourselves, primarily provide only the monitoring component of the services. In 2004, IDTFs held 32% of the overall ambulatory cardiac event monitoring services market. Because providing the monitoring component requires 24-hour attended monitoring, many physicians and hospitals resort to outsourcing this monitoring component to IDTFs, or at least the after hours monitoring component, even if they may have the appropriate monitoring equipment. IDTFs provide the monitoring component of the services either directly, in which case they receive payments directly from the patient's insurer, or on a sub-contracting basis for physicians, in which case the physician or hospital bills the insurance company and the IDTF just receives a payment from the physician or hospital. Based on Medicare reports, in 2006 IDTFs were responsible for approximately 93% of the claims made for Medicare payments for the monitoring component of cardiac event monitoring services, where payment for such component was sought separately.

        According to the American Heart Association, cardiac arrhythmias are responsible for over 850,000 hospitalizations every year. Cardiac arrhythmia is a temporary or sustained irregular heart rhythm that is caused by abnormal functioning of the system that administers electrical signals to the chambers of the heart. The most prevalent life-threatening cardiac arrhythmia is atrial fibrillation, or AF. According to a recent study, the lifetime risk of developing AF is one in four for men and women over the age of 40. In addition, the American Heart Association reports that AF affects approximately 5.1 million Americans and is responsible for 15% to 20% of all strokes, the third leading cause of death in the United States. Thus, while often benign, a cardiac arrhythmia may be a symptom of serious cardiovascular disease and if left untreated, can lead to stroke or other serious complications. Being able to diagnose and find the cause of a cardiac arrhythmia is therefore important both to treat those patients with serious cardiovascular diseases as well as to identify those patients that require no further medical attention.

        Cardiac arrhythmias may be diagnosed either in a physician's office or other health care facility or remotely by monitoring a patient's heart rhythm. Typically, physicians will initially administer a resting electrocardiogram, or ECG, or a stress test, both methods that monitor the electrical impulses in a patient's heart. If a physician determines that a patient needs to be monitored for a longer period of time to produce a diagnosis, they will typically prescribe an ambulatory cardiac monitoring device for their patients. The patient's cardiac events recorded by this monitoring device can then be received and reviewed by a physician, a hospital or by a service provider that is not affiliated with a physician or a hospital and is qualified as an IDTF, such as LifeWatch, which facilitates the physicians' ability to diagnose potentially life-threatening cardiac arrhythmias.

        The market for cardiac monitoring services is characterized by increasing demand, sophistication and costs of cardiac monitoring infrastructure and devices as well as compliance with a set of standards that must be complied with by IDTFs to maintain or obtain Medicare billing privileges. These standards relate to compliance with regulatory requirements, information on enrollment applications, facility maintenance, availability of diagnostic testing equipment, phone access, liability insurance, patient solicitation, customer support, accessibility of standards for review by patients and the public, disclosure requirements, equipment maintenance, staff certifications and licensures, medical record storage and on site-inspections and accessibility. In addition, a 2002 Medicare decision requires that ambulatory cardiac event monitoring be provided continuously for 24 hours. These factors make it very difficult and expensive for physicians and clinics to provide monitoring services that meet such standards by themselves.

Our Solution

        We believe that we offer a comprehensive range of cardiac monitoring services across the United States. We offer our services 24 hours a day, seven days a week, 365 days a year. We have an extensive network of physicians and private third party payors in the cardiac event monitoring market. We believe this network represents an important distribution channel, which creates an opportunity for us to provide additional services and products. As of March 31, 2007, we had 370 full-time and part-time employees, of which over 160 are certified cardiac technicians and registered nurses, are located in our three monitoring centers in Buffalo Grove, Illinois, Philadelphia, Pennsylvania and Boca Raton, Florida. We offer automatic call distribution with voice recording tracking as well as clinical, customer care and billing integrity with multi-lingual service. We also utilize what we believe is a comprehensive educational system with competency validation and a compliance program for our own employees. In 2006 we monitored over 275,000 patient enrollments, which were referred to us by over 3,900 cardiology groups, who we believe represent at least 17% of the cardiologists practicing in the United States. In 2006 our professionals handled over 1.5 million patient interactions. We have been accredited by the Joint Commission on Accreditation of Healthcare Organizations, or JCAHO, and we are a Medicare-certified IDTF provider of monitoring services as well as an FDA-approved medical device manufacturer and distributor. In addition, as of March 31, 2007 we had commercial contracts with 357 private third party payors, including major health insurance companies that we believe administer benefits for over 223 million people in the United States.

Our Strategy

        Our initial objective is to expand our position as a leading provider of cardiac event and holter monitoring services and a leading manufacturer and distributor of cardiac event monitoring devices in the United States. We intend to accomplish this by capitalizing on our demonstrated ability of layering new technology-enabled services onto our existing delivery channels of payor contracts and physician relationships nationwide. Key elements of our strategy include:

  •
  expanding our recently launched LifeStar ACT™ services;

  •
  further expanding our network of physicians and payors;

  •
  continuing to provide a broad range of cardiac event monitoring services and products; and

  •
  pursuing potential opportunistic strategic acquisitions.

        In addition, we believe that the combination of our call center infrastructure, our relationship networks with physicians, our contracts with private third party payors and our access to our parent companies' technology constitute an ideal platform onto which we can layer additional services beyond those directly related to our core cardiac business, such as health maintenance and prevention services. In this respect, we intend to commercialize a wireless medical monitoring platform developed by Card Guard and recently approved by the FDA that would assist physicians in providing effective diagnosis, treatment and management of diabetes, cardiovascular disease and obesity.

Corporate Organization

        We operate our business through our two wholly owned subsidiaries LifeWatch Services (formerly, LifeWatch Holding Corporation) and LifeWatch Technologies (formerly, Card Guard Technologies, Inc.), the businesses of which were acquired in 2000 by our parent companies, Card Guard Europe B.V. and Card Guard Scientific Survival Ltd. Our parent companies are both wholly owned subsidiaries of Card Guard AG, a Swiss company publicly traded on the SWX Swiss Exchange. We expect that following the consummation of this offering, our parent companies will continue to retain a majority interest in our company. We were incorporated in Delaware on July 5, 2006 and on October 26, 2006 our parent companies contributed the shares of our subsidiaries to us in exchange for 9,000,000 of our common shares. We have entered into agreements with our parent companies that provide for exclusive distribution rights for some of their cardiac monitoring devices as well as exclusive rights to offer services using the LifeStar ACT™ in the United States through 2011, and non-exclusive rights through 2016.

Recent Developments

        On August 23, 2006, the FDA approved for marketing the LifeStar ACT™. The LifeStar ACT™ is a Card Guard device which uses automatic detection and automatic transmission technology which we believe is technologically superior to commercially available cardiac event devices. We have the exclusive right to offer services using the LifeStar ACT™ in the United States through 2011 and recently launched such services in the first quarter of 2007. This device is designed to allow physicians to more accurately and rapidly detect cardiac arrhythmias and provide physicians with greater diagnostic capability than existing devices. We believe that these new services will drive our future growth. We commenced offering our LifeStar ACT™ services in mid January 2007 and through March 31, 2007 we enrolled 675 patients for these services in 32 states that were referred to us by approximately 350 physicians. Since launching our LifeStar ACT™ services we have been seeking confirmation from private third party payors that they will provide coverage of, and payment for, such services at a rate that is significantly higher than the payments received for our other cardiac event monitoring services. To date we have received such confirmation from 12 private third party payors that we believe administer benefits for over 79 million people, and have received payments pursuant to existing agreements with such private third party payors with respect to a limited number of patients. To date we have not received the required authorizations that would allow us to obtain reimbursement from Medicare for our LifeStar ACT™ services.

Risks Associated With Our Business

        Our business is subject to numerous risks as discussed more fully in the section entitled "Risk Factors" immediately following this prospectus summary. If we are unable to receive referrals from physicians, expand our third party payor relationships, receive adequate reimbursement from third party payors, maintain our relationship with our parent companies, continue to develop or access new services and products to compete effectively and successfully launch the LifeStar ACT™, we will be unable to achieve our business objectives.

Additional Information

        We were previously incorporated under the name Card Guard America Inc. On October 26, 2006, we changed our name to LifeWatch Corp. Our principal executive offices are located at 1351A Abbott Court, Buffalo Grove, Illinois and our telephone number is (877) 774-9846. Our website address is www.lifewatch.com. The information contained in, or that can be accessed through, our website is not part of this prospectus.

        Our U.S. trademarks include "LifeWatch" and "Instromedix." All other service marks, trademarks, trade names and brand names referred to in this prospectus are the property of their respective owners.

        In this prospectus we refer on numerous occasions to the 2004 Frost & Sullivan report. We believe that this is the most recent, accurate and comprehensive source of information available on the markets for cardiac monitoring services and products and that it continues to be an excellent source for information about these markets. Except for reports and studies published by Frost & Sullivan that we have purchased in the past or may purchase in the future, we do not expect to make any future payments to them.

THE OFFERING

Shares of common stock offered	shares.
Shares of common stock to be outstanding after this offering	shares.
Use of proceeds	We expect to use the net proceeds of the offering:
• to repay up to $27.7 million of outstanding debt to our parent companies;
• to launch and market services for Card Guard's newest cardiac event monitoring device, the LifeStar ACT™;
• to enhance our other service and product offerings and our infrastructure; and
• for other corporate purposes such as potential opportunistic acquisitions of, or investments in, complementary products, technologies or companies.
See "Use of Proceeds."
Nasdaq Global Market symbol	We will be applying to list our common stock on the Nasdaq Global Market under the symbol "LIFE."
Risk factors	You should read the "Risk Factors" section of this prospectus for a discussion of the factors to consider carefully before deciding to purchase any shares of our common stock.

        The number of shares of common stock that will be outstanding after this offering is based on 9,000,000 shares of common stock outstanding at March 31, 2007, and excludes:

  •
  600,000 shares of common stock issuable upon the exercise of options outstanding as of the date of this offering, at a weighted average exercise price of $7.22 per share;

  •
  up to            shares of common stock issuable upon the exercise of options that will be granted immediately upon consummation of this offering, with an exercise price equal to this offering price; and

  •
  additional shares of common stock reserved under our equity incentive plan.

        Unless otherwise indicated, all information in this prospectus assumes no exercise by the underwriters of their right to purchase up to            shares of common stock to cover overallotments.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

        The following table contains our summary of consolidated financial information and other data. The financial information has been derived from our audited and unaudited financial statements as of and for the periods indicated below. You should read this information together with our consolidated financial statements and related notes thereto, "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," included elsewhere in this prospectus.

	Year Ended December 31,			Three Months Ended March 31,
	2004	2005(1)	2006(1)	2006(1)	2007(1)
	(in thousands, except for share and per share data)			(unaudited)	(unaudited)
Consolidated Statements of Operations Data:
Revenues:
Services	$37,175	$37,546	$42,524	$10,030	$11,144
Products	8,149	8,873	7,836	1,915	1,828

Total revenues	45,324	46,419	50,360	11,945	12,972

Costs of revenues:
Services	20,003	19,003	20,315	4,784	6,252
Products	5,658	6,335	5,698	1,274	1,447

Total costs of revenues	25,661	25,338	26,013	6,058	7,699

Gross profit	19,663	21,081	24,347	5,887	5,273
Operating expenses:
Sales and marketing	8,630	9,492	9,666	2,535	2,562
General and administrative	4,481	5,312	6,385	1,224	2,203
Provision for doubtful accounts	2,250	2,807	1,338	612	397
Restructuring and other costs(2)	—	157	4,285	—	—

Total operating expenses	15,361	17,768	21,674	4,371	5,162

Operating income	4,302	3,313	2,673	1,516	111
Other (income)/expense
Interest income	(34)	(37)	(111)	(15)	(18)
Interest expense(3)	1,732	1,562	1,266	349	275
Other (income)/expense, net	(16)	(4)	(11)	(2)	—

Total other expense	1,682	1,521	1,144	332	257

Income before income taxes	2,620	1,792	1,529	1,184	(146)
Income tax expense/(benefit)(4)	55	(6,029)	(3,060)	619	(58)

Net income (loss)	$2,565	$7,821	$4,589	$565	$(88)

Net income (loss) per common share:
Basic	$0.29	$0.87	$0.51	$0.06	$(0.01)
Diluted(5)	$0.29	$0.86	$0.51	$0.06	$(0.01)
Weighted average number of shares outstanding:
Basic	9,000,000	9,000,000	9,000,000	9,000,000	9,000,000
Diluted(5)	9,000,000	9,000,000	9,000,000	9,000,000	9,000,000

	As of March 31, 2007(1)
	Actual	Pro forma as adjusted(6)
	(unaudited) (in thousands)
Balance Sheet Data:
Cash and cash equivalents	$2,591	$
Working capital (deficit)(7)	(4,249)
Goodwill and intangibles	20,328
Total assets	51,439
Total debt(8)	38,792
Total stockholders' equity	632

Other Data (unaudited):

	Year Ended December 31,			Three Months Ended March 31,
	2004	2005	2006	2006	2007
Event patient enrollments	117,506	122,342	135,798	34,494	37,093
Holter patient enrollments	46,086	46,360	54,819	12,581	16,153
Pacemaker patient enrollments	82,083	84,073	87,646	22,324	22,824

Total patient enrollments(9)	245,675	252,775	278,263	69,399	76,070

(1)
On July 1, 2005, we adopted the modified provisions of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment using the modified prospective method. Prior to that adoption, we followed the intrinsic value method in accordance with Accounting Principles Bulletin No. 25, Accounting for Stock Issued to Employees.

(2)
In 2006, we incurred restructuring and other costs associated with our formation, including legal and other consulting costs associated with the reorganization of our corporate structure as well as the cost of professional fees associated with tax advice and the audit of the Company's financial statements upon formation, and with the move of our manufacturing operations from San Diego, California to a new consolidated service and product facility in Rosemont, Illinois.

(3)
Interest expense includes interest charges on loans with our parent companies of $851, $618, $359, $118 and $74 for the years ended December 31, 2004, 2005 and 2006, and for the three months ended March 31, 2006 and 2007, respectively.

(4)
In the fourth quarter of 2005 and 2006, we determined that it was likely that deferred tax assets in our subsidiaries would be realized and we released valuation allowances of $6,045 and $4,064 on these assets, respectively.

(5)
The weighted average number of common and common share equivalents is calculated based upon our equity structure at formation in July 2006, and the issuance of shares to our parent companies in October 2006. For the diluted net income (loss) computation, in accordance with Statement of Financial Accounting Standards No. 128, Earnings per Share, we included the dilutive effect on net income from the impact of the outstanding options of our LifeWatch Services subsidiary, where the effect is not antidilutive. For the purposes of calculating diluted income (loss) per share, this statement requires us to reduce net income by the amount attributable to the minority shareholders who own stock options in LifeWatch Services.

(6)
Consolidated balance sheet data, at March 31, 2007, is presented on an actual basis, and pro forma as adjusted, to give effect to (i) the receipt of net proceeds from the sale of            shares of common stock by us in the offering at an assumed initial public offering price of $        per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and (ii) the application of approximately $27,644 of the net proceeds from this offering to repay outstanding debt to our parent companies.

(7)
Working capital is calculated as current assets less current liabilities.

(8)
Total debt includes the current and long term portions of long-term obligations, the capital note from Card Guard and the revolving line of credit. The current portion of total debt is $5,689 at March 31, 2007. Total debt also includes accrued interest expenses of $2,906 at March 31, 2007.

(9)
The number of patient enrollments represents the number of prescriptions written by physicians for our cardiac monitoring services. A single patient may represent multiple patient enrollments during any period. In particular, patients with pacemakers typically require monitoring services four times a year, depending on the age and type of pacemaker and the age and condition of the patient.

RISK FACTORS

        Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below and all of the other information set forth in this prospectus before deciding to invest in shares of our common stock. If any of the events or developments described below occur, our business, financial condition or results of operations could be negatively affected. In that case, the trading price of our common stock could decline, and you could lose all or part of your investment in our common stock.

Risks Related to Our Business and Industry

Our business is dependent upon referrals from physicians; if we fail to maintain relationships and obtain those referrals, our revenues may decrease and our business may be adversely impacted.

        Our ability to provide our services is dependent upon referrals of patients by physicians, who practice in the communities served by their medical receiving centers. The loss of a significant number of patient referrals by physicians prescribing our cardiac monitoring services may have an adverse effect on our revenues from cardiac monitoring services, which could have a material adverse effect on our business, financial condition and results of operations.

        Our success in obtaining referrals will be directly influenced by our ability to develop and maintain relationships with physicians and physician groups in a manner consistent with government regulations affecting such relationships. Such relationships are subject to various federal and state anti-fraud and abuse laws that prohibit sales and marketing activities that are routinely accepted in other industries. If we are unable to maintain such relationships and create new relationships in compliance with applicable laws, referrals for our cardiac monitoring services will decline, which may have a material adverse effect on our revenues and our business, financial condition and results of operations.

        In addition, the failure of other service providers who use the products sold by us to maintain and increase their patient referrals may adversely affect such service providers' business, which may cause them to purchase less products from us, which may in turn have a material adverse effect on our revenues and our business, financial condition and results of operations.

We are dependent upon reimbursement by third party payors; the absence or inadequacy of reimbursement from third party payors could cause our revenues to decrease, and adversely impact our financial condition.

        Our services business is highly dependent on reimbursement by third party payors. Such reimbursement may vary based on the particular service or device used in providing our services and is based on the identity of the third party payor. Our ability to maintain a leading position in the cardiac monitoring market depends on our relationships with private third party payors. Our contracts with private third party payors allow us to receive reimbursement from insurance companies for our monitoring fees. The loss of a significant number of private third party payor contracts may have an adverse effect on the revenues we derive from cardiac monitoring services, which could have a material adverse effect on our business, financial condition and results of operations.

        Over the past few years reimbursement rates from some of our third party payors have declined, in some cases significantly. There can be no assurance that this trend will not continue or apply to more third party payors. In addition, there is no assurance that third party payors' reimbursement will continue to cover our cardiac monitoring services at all, or, if covered, will reimburse them at commercially viable rates. In addition, private third party payors may not reimburse any new services offered by us or reimburse those new services at commercially viable rates. The failure to receive reimbursement at adequate levels for our existing or future services may adversely affect our revenues and our expected growth and our business, financial condition and results of operations.

Reimbursement by government third party payment programs is highly regulated and subject to constant changes; our failure to comply with these regulations, or changes in the rules that result in limited reimbursement, could decrease our revenues and adversely impact our financial condition.

        Approximately 25% of our cardiac monitoring services revenues are currently received by us as reimbursement through Medicare. The Medicare program is administered on a federal level by the U.S. Department of Health and Human Services' Centers for Medicare & Medicaid Services, or CMS, which imposes extensive and detailed requirements on medical services providers, including but not limited to, rules that govern how we structure our relationships with physicians, how and when we submit claims, what qualifications the physicians and certified cardiac technicians must have, and where our services can be provided.

        While we have established policies and procedures that are designed to enable us to operate in compliance with the applicable Medicare rules, there can be no assurance that if reviewed by CMS, other applicable government agencies or the carriers, we will be found to be in compliance with every applicable rule. Failure to comply with applicable governmental payor rules could result in our inability to collect from the government payor, the requirement to return funds already paid to us, civil monetary penalties, criminal penalties and exclusion from the Medicare program.

        Further, future reimbursement to health care providers from Medicare is subject to statutory and regulatory changes, retroactive rate adjustments and administrative rulings, all of which could materially decrease the range of services covered or the reimbursement rates paid for our services in the future, including the expected reimbursement rates for the LifeStar ACT™. CMS has recently proposed a declining schedule of reimbursement rates applicable for cardiac monitoring services, our primary source of revenues, whereby reimbursement rates would decrease by an average of 3% to 4% on a weighted average basis relating to our product mix in 2007. In addition, from 2008 to 2010, a declining rate on average of 3% has been proposed by CMS for cardiac event monitoring services. Some of our private third party payor contracts provide for rates that are linked to rates paid by Medicare. Any limitation or reduction in reimbursement rates for our cardiac monitoring services by such government payors, including the approval of CMS' proposed rates for 2008-2010, will cause such private third party insurers and may cause other private third party payors to limit or reduce the rates at which they are reimbursing our cardiac monitoring services.

        If our activities are challenged under these rules, if any penalties are imposed or if rule changes result in limitations or reductions in our payment rates, our business, financial condition and results of operations could be adversely affected.

Failure to enroll in and service a significant number of patients with the more sophisticated monitoring devices used in providing our services may adversely affect our growth and our ability to increase our revenues.

        We expect physicians to prescribe a growing number of patients to the LifeStar ACT™, which we expect would result in additional incremental revenues to us when compared to patients prescribed with the traditional devices used in providing our services. If physicians fail to prescribe the LifeStar ACT™ or patients do not use it for any other reason, our ability to increase our revenues shall be adversely affected.

        Specific reimbursement rates for LifeStar ACT™ have not yet been established nor has a specific applicable billing code been adopted by the American Medical Association, which generally oversees the adoption of billing codes. We do not expect such billing codes or reimbursement rates to be adopted prior to 2009. While we expect to receive reimbursement rates that are significantly higher than reimbursement rates currently received for our other cardiac event monitoring services based on a limited number of payments we have already received from a number of insurance company carriers and our knowledge of the industry, we cannot assure you what the ultimate reimbursement rates will

be. The failure to receive a significantly higher rate of reimbursement from third party payors, including Medicare, who cover a significant number of potential patients for monitoring services related to the LifeStar ACT™ may adversely affect our revenues and our expected growth and our business, financial condition and results of operations.

        Since launching our LifeStar ACT™ services we have been seeking confirmations from private third party payors that they will provide coverage of, and payment for, such services at a rate that is significantly higher than the payments received for our other cardiac event monitoring services. To date, we have received such confirmations from 12 private third party payors that we believe administer benefits for over 79 million people, and have received payments pursuant to existing agreements with such private third party payors with respect to a limited number of patients. We continue to engage private third party payors in order to expand the number of private third party payors from whom we can receive such reimbursements. However, no assurance can be provided that we will reach such additional agreements or that if we reach such agreements, they will be reached in a timely manner or on terms that are acceptable to us. Failure to enter into such agreements or failure to enter into such agreements in a timely manner or on appropriate terms, may have a material adverse affect on our revenues from the LifeStar ACT™ related services and results of operations.

        We have applied to the local Medicare carrier in Pennsylvania (Highmark Medicare Services, or Highmark) for the enrollment of our facility in Philadelphia, Pennsylvania as an independent diagnostic testing facility, or IDTF, Medicare provider and for permission to provide our services including the use of a different and more highly reimbursed code (93799) for LifeStar ACT™ related services. To our knowledge, Highmark in Pennsylvania is the only Medicare carrier in the United States to have issued a local coverage decision to date that provides for enhanced payment for real time out-patient cardiac monitoring using an automated system that requires no patient intervention, which we believe applies to LifeStar ACT™ services. To our knowledge, Highmark in Pennsylvania is the only Medicare carrier in the United States to have issued a local coverage decision to date that provides for enhanced payment for real time out-patient cardiac monitoring using an automated system that requires no patient intervention, which we believe applies to LifeStar ACT™ services. Although Highmark approved our performing of services and billing to Medicare in Pennsylvania using the cardiac event monitoring codes and reimbursement rates that we currently use and receive, it has recently raised numerous issues in connection with approving our Pennsylvania facility as an IDTF and our request to bill for LifeStar ACT™ services using the 93799 code. We believe that we have taken the required actions and provided the documentation necessary to address the concerns raised by Highmark. Nevertheless, Highmark has not authorized our use of the 93799 code to date and has recently questioned whether we should be billing within Highmark's service area and whether our Pennsylvania facility may be approved as an IDTF. Based on our review of IDTF regulations, our experience as an IDTF in other states and our belief that we fit under the guidelines included in Highmark's applicable local coverage decision, we believe that our Pennsylvania facility qualifies as an IDTF and that we are entitled to use the 93799 code for LifeStar ACT™ services. However, no assurance can be provided that we will be qualified as an IDTF or that we will receive permission to use the 93799 code for our LifeStar ACT™ services. Failure to obtain such qualification and permission or failure to obtain it in a timely manner, may have a material adverse effect on our revenues from LifeStar ACT™ related services, and our results of operations. In addition, some private third party payors will not enter into agreements with us or reimburse us for our services until we receive a Medicare provider number.

The market in which we participate is competitive and we expect competition to increase in the future, which will make it more difficult for us to sell our services and products and may result in reduced revenues and reduced market share.

        The market for cardiac monitoring services and devices is competitive and rapidly changing, and we expect competition to intensify in the future with the introduction of new technologies and market entrants. In the cardiac monitoring services market, we compete primarily on the basis of the quality of services, access to clinically advanced technologies, reputation of service provider, network of referring physicians and private third party payors, quality of customer support and the sales and marketing capability of the service provider. We provide monitoring services to the patient's hospital or physician when they outsource the service as opposed to providing it themselves. As a result, we compete with other IDTFs to provide such outsourcing services. Our major competitors for cardiac event monitoring services are IDTFs including Raytel Medical Corporation, PDSHeart, Inc. and Cardionet, Inc. Our major competitors for holter monitoring services are IDTFs that include Raytel Cardiac Services, Health Monitoring Services of America and Biomedical Systems. Raytel Cardiac Services is also our main competitor for our pacemaker monitoring services. The competitive factors within the cardiac event monitoring device sales market include the quality of algorithms and analysis tools, price, ease of use, reliability, customer support and services provided after the sale of the device. Our major competitors in this market are medical device manufacturers including Aerotel Medical Systems, TZ Medical Inc., Philips Medical Systems and Del Mar Reynolds Medical. If we fail to compete effectively, our operating results will be harmed. If we fail to effectively differentiate our services and products, we may fail to increase or maintain our market share. In addition, increased competition could result in reduced revenues, reduced profits or the failure of our services to achieve or maintain more widespread market acceptance, any of which could harm our business.

        We currently rely primarily on Card Guard Scientific Survival Ltd., or Card Guard Scientific, which together with Card Guard Europe B.V. and Card Guard AG, we refer to as Card Guard, our parent companies or our Parent, for the development of new products, including the products that we use in providing our services. Although we have a right of first offer with respect to the distribution within the United States to health care providers of certain products developed by Card Guard, the right is non-exclusive and Card Guard is under no obligation to develop any such new products. In addition, our revenues constitute a significant majority of Card Guard's revenues. As a result, competitors that may, in the future through acquisitions or otherwise, develop or acquire greater financial, technical and other resources than Card Guard or larger companies that enter into the telemedicine markets with greater resources, may be able to respond more quickly to new or emerging technologies or devote greater resources to the development of product enhancements or new products, which may lead to reduced revenues and, ultimately, reduced market share.

        In addition, if one or more of our competitors were to merge or partner with another of our competitors, or if companies larger than us enter the market through internal expansion or acquisition of one of these competitors, the change in the competitive landscape could adversely affect our ability to compete effectively. On February 6, 2007, Cardionet, Inc. announced that it had entered into a definitive acquisition agreement with PDSHeart Inc. and on March 13, 2007, Cardionet, Inc. announced that it had successfully completed this transaction. Cardionet, Inc. and PDSHeart Inc. are two of our largest competitors in the cardiac event services market. This merged entity could develop, or larger companies entering our market or other mergers or partnerships between our competitors could result, in companies that have established customer relationships and greater financial, technical, sales, marketing and other resources than we have, and could be able to respond more quickly to new or emerging technologies or devote greater resources to the development, promotion and sale of their services. This competition could harm our ability to sell our services, which may lead to reduced revenues and, ultimately, reduced market share.

We may be unable to successfully expand our services beyond cardiac monitoring services.

        To date, we have focused our business on providing cardiac monitoring services. Any efforts to expand beyond the cardiac monitoring services may not result in significant revenue growth for us. In addition, efforts to expand our services beyond cardiac monitoring services may divert management resources from existing operations and require us to commit significant financial resources to an unproven business, which may harm our business and operating results or impair our growth.

We could be subject to medical liability or product liability claims which may not be covered by insurance and which could adversely affect our financial condition.

        Generally, health care companies are subject to claims alleging negligence, product liability, breach of warranty or malpractice that may involve large claims and significant defense costs whether or not such liability is imposed. These claims may be brought by individuals seeking relief for themselves, or increasingly, by groups seeking to represent a class. We provide information to health care providers and payors upon which determinations affecting medical care will be made, and claims could be made against us for liabilities resulting from adverse medical consequences to patients. In addition, we could have potential legal liability in the event that the devices used in our business fail to correctly record or transfer patient information or if we improperly respond in communications with patients using our services. Based on our experience and industry standards, we believe that we have insurance coverage which is adequate to cover claims generally experienced by companies engaged in our businesses. Our maximum coverage limit for a single event under our general and umbrella liability policies are $5 million for a medical liability claim and $10 million for a product liability claim. To date, we have not had any significant lawsuits relating to defaults in our products or services. Were we to suffer one or more significant claims in the future, or were we required to or elect to undertake certain actions in response to these claims, such as a product recall as a result of alleged product's defects, such claims or actions could have a material adverse effect on our business, financial condition and results of operations.

        We may be party to or target of lawsuits, investigations and proceedings arising out of such claims of medical liability or product liability. Such potential claims may be costly to defend, could consume management resources and could adversely affect our reputation and business.

        There is no guarantee that liability insurance will continue to be available in the future on terms acceptable to us, if at all. Moreover, a successful claim in excess of the limits of our insurance coverage could have a material adverse effect on our business, financial condition and results of operations. The handling of such claims, regardless of their merit or eventual outcome, could have a material adverse effect on our business and reputation.

We are dependent upon Card Guard as the sole supplier of the LifeStar ACT™ and certain other devices we sell and which we use in providing our services.

        Card Guard is the sole supplier of certain of the devices we sell and which we use in providing our services, including the LifeWatch Explorer™ cardiac event recorder and the CarryAll™ pacemaker device. Card Guard is also the sole supplier of the LifeStar ACT™, its newest auto-detect auto-send, or ADAS, cardiac monitoring device, which will be provided to us solely for the purpose of providing it to patients in connection with providing our monitoring services. We also distribute devices that are manufactured by another third party. Other than products incorporating any of the LifeStar ACT™ intellectual property, which we are required to purchase from our parent companies, and an obligation to purchase any products that are ancillary to the LifeStar ACT™ from our parent companies, unless they are offered on better terms, we are not prohibited from purchasing or distributing devices that are manufactured by third parties. We also have an obligation to give our parent companies 30 days to match any better terms offered by any other parties on such ancillary products. We expect that the percentage of revenues generated through our LifeStar ACT™ related services will increase in the future as a result of the expected increase in the services related to the LifeStar ACT™. We obtain

Card Guard's devices pursuant to a Distribution Agreement and an Exclusive Sales Agreement with Card Guard, the material terms of which are as follows:

        The Distribution Agreement grants us: (i) exclusive distribution rights in the United States and non-exclusive distribution rights in Canada and Mexico for the distribution of Card Guard's traditional cardiac event monitoring devices, which includes the LifeWatch Explorer™ and the LifeWatch ER™; (ii) non-exclusive distribution rights in the United States, Canada and Mexico for the distribution of Card Guard's vital signs monitoring devices to health care providers and employee health programs; and (iii) non-exclusive distribution rights in the United States, Canada and Mexico for the distribution of any other products upon which the parties may agree from time to time. The prices charged by Card Guard may be amended from time to time, provided that Card Guard reserves the right to change such prices (other than with respect to accepted orders) once a year to reflect the changes in the direct costs of manufacturing the products.

        The Exclusive Sales Agreement grants us the exclusive right to purchase and provide monitoring services with the LifeStar ACT™ in the United States through December 31, 2011, and a non-exclusive right to do so through December 31, 2016. To maintain exclusivity under the agreement we must purchase a minimum aggregate amount of $3 million of LifeStar ACT™ products per fiscal year. On July 1, 2006 we ordered LifeStar ACT™ devices in the amount of $1.5 million and have received all of these devices to date. In addition, in January 2007 we ordered LifeStar ACT™ devices in the amount of $4.5 million, which we expect to receive beginning in late March 2007. The price of the products shall be Card Guard's standard prices and prior to December 31, 2011 may only be increased with our consent. From January 1, 2012, Card Guard may charge product prices as is reasonably required by market demand.

        These agreements have initial terms that expire in 2016 but are subject to earlier termination by Card Guard if (i) we materially breach any of our obligations thereunder, including without limitation our minimum purchase obligations; (ii) certain bankruptcy or insolvency related events occur; or (iii) we become controlled by a competitor of Card Guard.

        Although the Distribution Agreement provides that we will be the exclusive distributor of Card Guard's traditional cardiac event monitoring devices, including the LifeWatch Explorer™ and the LifeWatch ER™, in the United States through 2016, it does not obligate Card Guard to provide us with any minimum quantities of such products or specify the prices at which such devices will be supplied other than Card Guard's list price. Accordingly, while we have received adequate quantities of such devices to date, we cannot assure you that Card Guard will continue to make adequate quantities of such devices available at prices commercially acceptable to us or at all.

        The termination of these agreements or the inability or failure of Card Guard to provide us with adequate quantities of such devices on terms commercially acceptable to us could have a material adverse effect on our business, results of operations and financial condition.

Card Guard owns a controlling interest in our company. The interests of Card Guard may conflict with those of our other stockholders, and other stockholders' voting power may be limited.

        After this offering, Card Guard will indirectly own approximately    % of the outstanding shares of our common stock and will continue to have the ability to direct the election of all members of our board of directors and to exercise a controlling influence over our business and affairs, including any determinations with respect to mergers or other business combinations involving us, or acquisition or disposition of assets, the incurrence of indebtedness by us, the issuance of any additional common stock or other equity securities by us, the repurchase of common stock by us and the payment of dividends by us. Similarly, Card Guard will have the power to determine or significantly influence the outcome of matters submitted to a vote of our stockholders, including the power to prevent an acquisition or any other change in control of us. Because Card Guard's interests as our controlling stockholder may differ from your interests, actions taken by Card Guard with respect to us may not be favorable to you.

Conflicts of interest may arise between Card Guard and us that could be resolved in a manner unfavorable to us.

        Questions relating to conflicts of interest may arise between Card Guard and us in a number of areas relating to our past and ongoing relationships. After this offering, two of our directors will continue to serve as directors of Card Guard, one of whom owns approximately 7% of the shares of Card Guard AG and one of our directors will continue to serve as the CFO of our parent company.

        Areas in which conflicts of interest between Card Guard and us could arise include, but are not limited to, the following:

  •
  Distribution and licensing agreements.    Card Guard is the sole supplier of some of the devices we sell or that we use in providing our services. We obtain these devices and related intellectual property pursuant to the Distribution Agreement and Exclusive Sales Agreement, the terms of which are not the result of arm's length negotiations. The Distribution Agreement permits Card Guard to change the prices of the devices once a year to reflect changes in material costs. In addition, conflicts could arise in the interpretations of or in any extension or renegotiation of these agreements after this offering. See "Certain Relationships and Related Party Transactions."

  •
  Cross directorships and stock ownership.    The ownership interests of some of our directors in the common stock of Card Guard AG or service as a director of both Card Guard AG and us or service of Card Guard's officers as our directors could create, or appear to create, conflicts of interest when directors are faced with decisions that could have different implications for the two companies. For example, these decisions could relate to (i) the nature, quality and cost of devices supplied to us by Card Guard, (ii) disagreement over the desirability of a potential acquisition opportunity, (iii) employee retention or recruiting or (iv) our dividend policy.

  •
  Intercompany transactions.    From time to time, Card Guard or its affiliates may enter into transactions with us or our subsidiaries or other affiliates. Although the terms of any such transactions will be established based upon negotiations between employees of Card Guard and us and, when appropriate, subject to the approval of the independent directors on our board or a committee of disinterested directors, the terms of any such transactions may not be as favorable to us or our affiliates as may otherwise be obtained in arm's length negotiations.

  •
  Issuances of capital stock.    After giving effect to this offering Card Guard will indirectly own approximately       % of the outstanding shares of our common stock (      %, if the underwriters' overallotment option is exercised in full). To the extent that Card Guard desires to maintain ownership of a majority of our common stock to enable it to consolidate our results of operations for financial reporting purposes or otherwise, Card Guard may prevent future issuances of our common stock that would dilute their ownership position. This could limit our ability to effect acquisitions, raise capital to meet our liquidity needs, or incentivize employees with our equity incentive plans.

If Card Guard engages in the same type of business we conduct or takes advantage of business opportunities that might be attractive to us, our ability to operate successfully and expand our business may be hampered.

        We and Card Guard are both engaged in the cardiac monitoring business. Although historically we have focused on different geographic areas and Card Guard has not engaged in providing monitoring services in any significant way, there can be no assurance that we will not directly compete in the future. Except for the restrictions imposed by the Distribution Agreement and Exclusive Sales Agreement on Card Guard's right to market certain devices in the United States during the term of the

Distribution Agreement and restrictions on Card Guard selling the LifeStar ACT™ to any person in the United States for a period of five years, Card Guard will have no obligation to refrain from:

  •
  engaging in the same or similar business activities or lines of business as us, or

  •
  doing business with any of our clients, customers or vendors.

        In addition, if one of our directors, who also serves as a director or officer of Card Guard, learns of a potential transaction or matter that may be a corporate opportunity for both Card Guard and us, it may be unclear as to whether that officer or director has any duty to communicate or present that corporate opportunity to us or whether he or she would be liable to us or our stockholders for breach of fiduciary duty by reason of Card Guard's actions with respect to that corporate opportunity.

        Our ability to compete with Card Guard outside of the United States is particularly limited. Our Distribution Agreement and Exclusive Sales Agreement with Card Guard limit our rights to use and distribute Card Guard's products to the United States and, with respect to certain products, in Canada and Mexico. In addition, Card Guard currently engages in other businesses using the mark "LifeWatch" in certain jurisdictions outside of the United States.

Enforcement of federal and state laws regarding privacy and security of patient information may adversely affect our business, financial condition or operations.

        The use and disclosure of certain health care information by health care providers and their business associates have come under increasing public scrutiny. Recent federal standards under the Health Insurance Portability and Accountability Act of 1996, or HIPAA, establish rules concerning how individually-identifiable health information may be used, disclosed and protected. Historically, state law has governed confidentiality issues and HIPAA preserves these laws to the extent they are more protective of a patient's privacy or provide the patient with more access to his or her health information. As a result of the implementation of the HIPAA regulations, many states are considering revisions to their existing laws and regulations that may or may not be more stringent or burdensome than the federal HIPAA provisions. We must operate our businesses in a manner that complies with all applicable laws, both federal and state, and that does not jeopardize the ability of our customers to comply with all applicable laws. We believe that our operations are consistent with these legal standards. Nevertheless, these laws and regulations present risks for health care providers and their business associates that provide services to patients in multiple states. Because these laws and regulations are recent and few have been interpreted by government regulators or courts, our interpretations and activities may be challenged. If a challenge to our activities is successful, it could have an adverse effect on our operations, may require us to forgo relationships with customers in certain states and may restrict the territory available to us to expand our business. In addition, even if our interpretations of HIPAA and other federal and state laws and regulations are correct, we could be held liable for unauthorized uses or disclosures of patient information as a result of inadequate systems and controls to protect this information or as a result of the theft of information by unauthorized computer programmers who penetrate our network security. Enforcement of these laws against us could have a material adverse effect on our business, financial condition or operations.

The requirements related to being a public company, including the reporting requirements of the Sarbanes-Oxley Act of 2002, will subject us to increased costs and may strain our resources and distract our management. If we do not comply with these requirements, we may be subject to penalties and investors may lose confidence in us.

        As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002 and the rules and regulations of the Nasdaq Global Market. As a result, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, these requirements and our anticipated growth are likely to place a considerable strain on our financial and management systems, processes and internal controls, as well as on our personnel. Accordingly, our management's attention may be diverted from other business concerns. We will be required to document and test our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, which will require us to document and possibly make significant changes to our internal control over financial reporting. We may be required to improve our financial and managerial controls, reporting systems and procedures, to incur significant expenses to make such improvements and to hire additional personnel. We also expect these new rules and regulations to make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to obtain the same or similar coverage.

        We may not be able to complete our evaluation, testing and remediation actions required by Section 404 in a timely manner. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, we may be subject to sanctions or investigation by regulatory authorities, including the Securities and Exchange Commission or the Nasdaq Global Market. This type of action could adversely affect our financial results or investors' confidence in our company and our ability to access the capital markets. In addition, the controls and procedures that we implement may not comply with all of the relevant rules and regulations of the Securities and Exchange Commission and the Nasdaq Global Market. If we fail to develop and maintain adequate controls and procedures, we may be unable to provide the required financial information in a timely and reliable manner, which could cause a decline in our stock price and adversely affect our ability to raise capital.

We have identified a material weakness and other significant deficiencies in the internal controls over financial reporting that require remediation. If we fail to remediate the material weakness or significant deficiencies, we could be unable to provide timely and reliable financial information, which could have a material adverse effect on our business, results of operations or financial condition.

        We have identified a material weakness and other significant deficiencies in our internal controls over financial reporting that require remediation. A material weakness, as defined under standards of the Public Company Accounting Oversight Board (United States), is a significant deficiency or combination of significant deficiencies, that results in a more than remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

        At December 31, 2006, we did not have a sufficient complement of personnel with appropriate levels of accounting knowledge, experience and training in the application of accounting principles generally accepted in the United States commensurate with our financial reporting requirements and the complexity of our operations and transactions. This deficiency constitutes a material weakness and could result in a misstatement of any or all accounts and disclosures which would result in material misstatement to our interim or annual consolidated financial statements that would not be prevented or detected. In addition, we have identified certain other significant deficiencies in our internal controls over financial reporting at December 31, 2006, including a lack of proper supervision and segregation of duties and a lack of general information technology computing controls.

        Although we are taking steps to address these deficiencies, including the hiring of key senior level financial personnel in 2006 and 2007, the use of temporary accounting resources and the active search for additional financial reporting and information system personnel, we cannot be certain that these measures will ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. If we fail to achieve and maintain an effective system of internal controls over financial reporting, we may be unable to accurately report our financial results, prevent or detect fraud, or provide timely and reliable financial information, which could have a material adverse effect on our business, results of operations or financial condition.

We may in the future become subject to intellectual property rights claims, which could harm our business and operating results.

        The information technology industry is characterized by the existence of a large number of patents, trademarks and copyrights and by frequent litigation based on allegations of infringement or other violations of intellectual property rights. If a third party asserts that the technology used in our business violates that third-party's proprietary rights, or if a court holds that such technology violates the third-party's proprietary rights, we may be required to re-engineer such technology in an effort to avoid infringement (which may not be feasible), obtain licenses from third parties to continue using the technology without substantial re-engineering (which may not be available at reasonable cost or at all), or remove the infringing functionality or feature (which may adversely impact sales of our relevant products). In addition, we may incur substantial costs defending against any such claim, even if we are successful. If our business is found to violate a third-party's intellectual property rights, we may be subject to damage awards (potentially including treble damages) or an injunction against the provision of our services or sale of our products that incorporate allegedly infringed intellectual property or against the operation of our business as presently conducted, which could result in our having to stop the provision of our services or sale of some of our products, increase the costs of providing our services or selling some of our products, or cause damage to our reputation. The award of damages, including material royalty payments, or the entry of an injunction against the provision of our services or manufacture and sale of some or all of our products, could have a material adverse effect on our results of operations and ability to compete.

        We have registered the trademark "LifeWatch" in the United States. However, the name "LifeWatch" is used by Card Guard in certain jurisdictions outside of the United States. Our agreements with Card Guard do not include any restrictions on either party's rights to use the name "LifeWatch" inside or outside of the United States.

        The name "LifeWatch" is also used by numerous other unrelated companies doing business within and outside the United States. Some of these companies provide services or products in the United States that might be considered similar to the services we provide or the products we sell.

        Should it be determined that a third party has superior rights in the trademark "LifeWatch", we may be restricted or prohibited from using the name "LifeWatch" in that territory with respect to any of our existing or future services or products. In such a scenario, we may be required to pay damages to such third party as well as any related attorneys' fees and costs.

We are dependent on our management team, and the loss of any key member of this team may prevent us from implementing our business plan in a timely manner.

        Our success depends largely upon the continued services of our executive officers, particularly our Chief Executive Officer, Frederick J. Mindermann, our Chief Financial Officer, Francis J. Leonard, and our Chief Operating Officer, Roger K. Richardson. The loss of these executive officers could have a material adverse effect on our business, financial condition, results of operations and the trading price of our common stock. In addition, the search for replacements could be time consuming and could distract our management team from the day-to-day operations of its business.

Interruptions or delays in telecommunications systems or in network or related services could impair the delivery of our services and harm our business.

        The success of our services and devices is dependent upon our ability to store, retrieve, process and manage data and to maintain and upgrade our data processing and communication capabilities. We have implemented disaster recovery and business continuity plans which provide for redundant servers and call centers, hourly back-up and storage of our data. As we expand our commercial activities, an increased burden will be placed upon our telecommunications and data processing systems and the equipment upon which they rely. Interruptions of telephone service for any extended length of time, loss of stored data or other computer problems could have a material adverse effect on our business, financial condition and results of operations. Any interruption in the availability of the network connections would reduce revenues and profits. Frequent or persistent interruptions in our services could cause permanent harm to our reputation and could cause current or potential users of our services to believe that our systems are unreliable, leading them to switch to our competitors. Such interruptions could result in liability, claims and litigation against us for damages or injuries resulting from the disruption in service.

        Although our systems have been designed around industry-standard information technology platforms to reduce downtime in the event of outages or catastrophic occurrences, they remain vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunication failures, terrorist attacks, computer viruses, break-ins, sabotage, and acts of vandalism. Despite any precautions, the occurrence of a natural disaster or other unanticipated problems could result in lengthy interruptions in these services. We do not carry business interruption insurance to protect against losses that may result from interruptions in service as a result of system failures.

        Moreover, the communications and information technology industries are subject to rapid and significant changes, and our ability to operate and compete is dependent in significant part on our ability to update and enhance the communication technologies used in our cardiac monitoring systems and services.

Any failure to protect our intellectual property rights, or any failure of Card Guard to protect its intellectual property rights, could materially and adversely affect our business and financial condition.

        Our principal intellectual property assets include our brand, trademarks and patents covering some of our cardiac monitoring devices. We hold registered trademarks in the United States for "LifeWatch" and "Instromedix." Our success will depend in part on our ability to protect our intellectual property rights and the ability of Card Guard to protect its intellectual property rights, upon which we are dependent. We and Card Guard are each independently responsible for maintaining our own intellectual property rights and for prosecuting any infringements of such rights.

        We rely on a combination of trade secrets, copyrights, trademarks, patents and patent applications, licenses, employee and third-party nondisclosure agreements and other protective measures to protect our intellectual property rights. In particular, Card Guard has recently made an application for a patent for certain aspects of the LifeStar ACT™. However, these protections may not be adequate to prevent our competitors from copying or reverse-engineering our devices and technologies. In addition, we or Card Guard may fail to receive any patent for which we have applied, any patent owned by us or issued to us or any patent owned by or issued to Card Guard with respect to which we have any rights could be challenged, invalidated, unenforceable, circumvented, or rights granted thereunder may not provide a competitive advantage to us. Our competitors may independently develop technologies that are substantially similar or superior to our technologies.

        To protect our trade secrets and other proprietary information, we generally require our employees, affiliated physicians, consultants, contractors and outside collaborators to enter into written nondisclosure agreements. These agreements may not provide meaningful protection to prevent any unauthorized use, misappropriation or disclosure of our trade secrets, know-how or other proprietary information. We also control access to software, documentation and other proprietary information. If we are unable to protect our intellectual property rights or Card Guard is unable to protect its intellectual property rights, upon which we are dependent, our business and financial condition could suffer materially.

If we acquire any companies or technologies in the future, they could prove difficult to integrate and may disrupt our business, dilute stockholder value and adversely affect our operating results.

        As part of our strategy going forward, we intend to opportunistically pursue strategic acquisitions that are complementary to our business or offer us other strategic benefits. Acquisitions in which we may engage involve numerous risks, including difficulties in integrating operations, technologies, services and personnel, diversion of financial and management resources from existing operations, risk of entering new markets, potential write-offs of acquired assets, potential loss of key employees, and inability to generate sufficient revenues to offset acquisition costs. We may experience these difficulties as we integrate the operations of future companies we acquire into our operations.

        Further, consumer satisfaction or performance problems with an acquired business, technology, service or product could also have a material adverse effect on our reputation. In addition, if we finance acquisitions by issuing convertible debt or equity securities, our existing stockholders may be diluted which could affect the market price of our stock. Our management has limited experience in completing acquisitions and integrating acquired businesses with existing operations. Additionally, potential disputes with the seller of an acquired or invested business or its employees, suppliers or customers and amortization expenses related to goodwill and other intangible assets could adversely affect our business, operating results and financial condition. If we fail to properly evaluate and execute acquisitions, our business and prospects may be harmed.

Our market is subject to rapid technological change and our ability to cope with such change could require extensive resources.

        The market for ambulatory cardiac monitoring services and products is characterized by rapid technological change, medical advances, changing consumer requirements, short device lifecycles and evolving industry standards. Any one of these factors could reduce the demand for our services and devices or require substantial resources and expenditures for research, design and development to avoid technological or market obsolescence. Our success will depend on our ability to enhance our current telemedicine services and systems and develop or acquire and market new technologies to keep pace with technological developments and evolving industry standards, while responding to changes in customer needs. A failure by us to adequately develop or acquire device enhancements or new devices that will address changing technologies and customer requirements adequately, or to introduce such devices on a timely basis, may have a material adverse effect on our business, financial condition and results of operations. We might have insufficient financial resources to improve existing devices, advance technologies and develop new devices at competitive prices. Technological advances by one or more competitors or future entrants into the field may result in our present services or devices becoming non-competitive or obsolete, which may decrease our revenues and profits and adversely affect our business and results of operations.

If we fail to obtain and maintain necessary U.S. Food and Drug Administration, or FDA, approvals, our business would be harmed.

        FDA regulations govern manufacturing, labeling, promotion, distribution, importing, exporting, shipping and sale of cardiac monitoring devices. The FDA requires all companies involved in the production and distribution of medical devices intended for marketing or leasing (commercial distribution) in the United States to register with the FDA through a process known as establishment registration. LifeWatch Services Inc., or LifeWatch Services, and LifeWatch Technologies are both registered establishments with the FDA. LifeWatch Services' establishment registration includes designations as an initial distributor, remanufacturer, specification developer and repackager and relabeler. LifeWatch Technologies' establishment registration includes its designation as a distributor of medical devices. Most medical device establishments required to register with the FDA must also identify to the FDA the devices they have in commercial distribution including devices produced exclusively for export. This process is known as medical device listing and is a means of keeping the FDA advised of the generic categories of devices an establishment is manufacturing or marketing. LifeWatch Services and LifeWatch Technologies have identified those devices in listings filed with the FDA.

        Unless a medical device is exempt from FDA notification or approval processes pursuant to FDA regulations, each person who wants to market medical devices in the United States which are intended for human use, must submit either a premarket approval, or PMA, application to the FDA or a 510(k) premarket application to the FDA. FDA regulations specify which type of application, PMA or 510(k), is appropriate for which type of medical device under specified circumstances. A 510(k) is a premarket submission made to the FDA to demonstrate that the device to be marketed is at least as safe and effective, or substantially equivalent, to a legally marketed medical device, that is not subject to a PMA. To support a claim of substantial equivalency, a person submitting a 510(k) approval request application must compare its device to one or more similar legally marketed devices or, a predicate. A device is considered substantially equivalent, if in comparison to the predicate, it (i) has the same intended use and technological characteristics as the predicate, or (ii) has the same intended use and different technological characteristics, but the information submitted to the FDA does not raise any new questions of safety and effectiveness and demonstrates that the device is at least as safe and effective as the predicate. A person must make a 510(k) submission to the FDA at least 90 days before proposing to market the device in the United States. If approved, the person submitting a 510(k) application will receive an order, in the form of a letter, declaring the device substantially equivalent. This order gives the submitter immediate clearance to market the device in the United States.

        LifeWatch Technologies currently manufactures the LifeStar AF™ and King of Hearts™ cardiac event monitoring devices and has applied and received 510(k) approvals from the FDA for these devices. All other devices that we currently market and which we use to provide our services received 510(k) approval from the FDA through the FDA's 510(k) premarket notification process. Minor modifications to these devices do not require additional 510(k) approvals, but modifications that could significantly affect the safety or effectiveness of a device, or that could constitute a significant change in the intended use of a device would require a new 510(k) approval from the FDA. If we make minor changes to the devices we use, the FDA may determine that such changes were more significant than we anticipated, and may determine that we require FDA approval for such modifications. We may not be able to obtain such approvals from the FDA or obtain such approvals in a timely fashion.

        We are subject to continuing regulation by the FDA, including quality regulations applicable to the manufacture of our devices and various reporting regulations and regulations that govern the promotion and advertising of medical devices. We believe that we currently comply with such applicable FDA regulations and that our policies and procedures are designed to ensure continuing compliance. However, there can be no guarantee that upon close inspection, the FDA would not object to certain of our activities.

        Any new devices that we introduce in the United States market would need either 510(k) clearance or the lengthier premarket approval from the FDA, unless there is an applicable exemption. These approval processes can be expensive and time-consuming, and there can be no guarantee that we obtain such clearance or approvals from the FDA for any new devices.

        Depending upon the severity of our failure to comply with any applicable FDA regulations, we could be subject to enforcement actions by the FDA, including but not limited to: warning letters, fines, injunctions, consent decrees, civil monetary penalties, recalls or seizures of our devices, manufacturing restrictions, closure of our manufacturing plants, modifications or revocations of any 510(k) approvals that we already have, and/or criminal prosecution. If the FDA imposed any such sanctions against us, such sanctions could harm our reputation, and depending upon the severity, could have significant adverse impact upon our ability to provide our services and on our financial condition.

Enforcement of state and federal anti-fraud and abuse laws may adversely affect our business, financial condition or operations.

        Various federal and state laws govern financial arrangements among health care providers. The federal anti-kickback law prohibits the knowing and willful offer, payment, solicitation or receipt of any form of remuneration in return for, or with the purpose to induce, the referral of Medicare, Medicaid or other federal health care program patients, or in return for, or with the purpose to induce, the purchase, lease or order of items or services that are covered by Medicare, Medicaid or other federal health care programs. Similarly, many state laws prohibit the same activities to induce the referral of patients in private as well as government programs. Violation of these anti-kickback laws may result in substantial civil or criminal penalties for individuals or entities and/or exclusion from participating in federal or state health care programs. These laws significantly impact and regulate the nature of our arrangement with referring physicians.

        We believe that we are operating in compliance with applicable laws and believe that our arrangements with providers would not be found to violate the anti-kickback laws. However, these laws could be interpreted in a manner inconsistent with our operations. The U.S. federal and state self-referral and anti-fraud and abuse laws and regulations are broadly written, and the possibility exists that our current or future operations may be deemed to violate the federal or state anti-fraud and abuse or self-referral prohibitions.

        Possible sanctions against us for violation of the federal anti-kickback law include civil monetary penalties, forfeiture of amounts collected in violation of such prohibitions, exclusion from Medicare and Medicaid programs, criminal penalties, and risk of liability under the federal False Claims Act (see discussion below), the violation of which could result in additional fines, plus penalties in the amount of three times the amount of damages sustained by the government. Imposition of penalties by some government payors, such as Medicare or Medicaid, may often lead to investigations by other payors and further adverse consequences to us. Although we believe that we are in compliance with anti-fraud and abuse laws and regulations, there can be no assurance that federal or state regulatory authorities will not challenge our past, current or future activities under these laws. If our activities are challenged under these laws, or if any such penalties are imposed, our business, financial condition and operations would be adversely affected.

It is possible that a lawsuit could be brought against us under the federal False Claims Act or state false claims laws, and the outcome of any such lawsuit could have a material adverse effect on our business, financial condition and operations.

        The federal False Claims Act provides, in part, that the federal government may file a lawsuit against any person whom it believes has knowingly presented, or caused to be presented, a false or fraudulent request for payment from the federal government, or who has made a false statement or used a false record to get a claim approved. Accordingly, any claims for Medicare or Medicaid reimbursement that are determined to not comply with applicable reimbursement rules could be characterized as a false claim. Further, the government has taken the position that claims presented in violation of the federal anti-kickback law may be considered a violation of the False Claims Act.

        The False Claims Act further provides that a lawsuit brought under that act may be initiated by a private citizen acting as a whistleblower, and known as the relator. The relator receives between 15% and 30% of the proceeds of the action or settlement of the claim. Actions brought under the False Claims Act are sealed by the court at the time of filing. The only parties privy to the information contained in the complaint are the relator, the federal government and the court. Therefore, it is possible that lawsuits have been filed against us of which we are unaware. Penalties include fines ranging from $5,500 to $11,000 for each false claim, plus three times the amount of damages that the federal government sustained because of the act of the defendant.

        Further, the federal Deficit Reduction Act, signed in 2006, provides financial incentives for states to enact false claims laws, and therefore many states which do not currently have such laws may enact them in the near future. We believe that we are operating in compliance with the Medicare and Medicaid rules and regulations and applicable anti-fraud and abuse laws, and thus, the False Claims Act. However, if we were found to have violated certain rules and regulations and, as a result, submitted or caused physicians to submit allegedly false claims, any sanctions imposed under the federal False Claims Act or any similar state laws could result in substantial fines and penalties or exclusion from participation in federal and state health care programs, all of which could have a material adverse effect on our business, financial condition and operations.

If our arrangements with physicians are found to violate state licensure laws or other state laws prohibiting the corporate practice of medicine or fee splitting, our business, financial condition and our ability to operate in those states could be adversely impacted.

        The practice of medicine and the provision of health care services, including the practice of cardiology, cardiac monitoring and telemedicine, are subject to state licensure laws, regulations and approvals. Physicians who provide professional medical services to a patient via a telemedicine system must, in some states and under specified circumstances, hold a valid license to practice medicine in the state in which the patient is located. In some states, companies which provide diagnostic medical services must be licensed under state law. Further, the laws of many states prohibit business entities from exercising control over the medical judgments or decisions of physicians and from engaging in certain financial arrangements, such as splitting professional fees with physicians. These laws and their interpretations vary from state to state and are enforced by state courts and regulatory authorities, each with broad discretion.

        Our facilities in Florida and Illinois have been approved as IDTFs, which are independent of a physician's office and provide medical testing services reimbursable by Medicare, and we have applied for our Pennsylvania facility to be approved as an IDTF. We enter into agreements with physicians pursuant to which the physicians render professional medical services. We structure relationships with physicians and with the IDTFs in a manner that we believe is in compliance with prohibitions against the corporate practice of medicine and fee splitting in those states in which we operate. Further, we believe that whenever we engage the physicians to provide monitoring services, the physicians are licensed to practice medicine in those states where they need to be licensed. Additionally, we believe that the IDTFs do not need to hold any state licensure in Florida, Pennsylvania or Illinois. While we have not received notification from any state regulatory or similar authorities asserting that we have violated any state facility licensure law, that the physicians have violated any state medical practice laws, that we are engaged in the corporate practice of medicine, or that the payment of service fees to us constitutes fee splitting, if any of such claims were made and were successful, we could be subject to penalties, the physicians could be subject to civil and criminal penalties and/or we could be required to restructure or terminate the applicable contractual arrangements. A determination that these arrangements violate state statutes or our inability to successfully restructure relationships with physicians to comply with these statutes could force us to stop servicing certain states, which would have a materially adverse effect on our business, financial condition and operations.

Changes in the regulatory environment may constrain or require us to restructure our operations, which may harm our revenues and operating results.

        Health care laws and regulations change frequently and may change significantly in the future. We monitor legal and regulatory developments and we modify our operations from time to time as the regulatory environment changes. However, we may not be able to adapt our operations to address every new regulation, and new regulations may adversely affect our business. In addition, although we believe that we are operating in compliance with applicable federal and state laws, neither our current nor anticipated business operations have been scrutinized or assessed by judicial or regulatory agencies. We cannot assure you that a review of our business by courts or regulatory authorities would not result in a determination that adversely affects our revenues and operating results, or that the health care regulatory environment will not change in a way that restricts our operations.

Changes in the health care industry or tort reform could reduce the number of cardiac monitoring services ordered by physicians, which could result in a decline in the demand for our services, pricing pressure and decreased revenues.

        Changes in the health care industry directed at controlling health care costs and perceived over-utilization of medical monitoring services could reduce the volume of monitoring services ordered. If more health care cost controls are broadly instituted throughout the health care industry, the volume of cardiac monitoring services could decrease, resulting in pricing pressure and declining demand for our services, which could harm our operating results. In addition, it has been alleged that some physicians order medical monitoring services even when the services may have limited clinical utility in large part to establish a record for defense in the event of a claim of medical malpractice against the physician. Changes in laws affecting medical malpractice cases, known as tort reform, could reduce the number of cardiac monitoring services ordered for this purpose and therefore reduce the total number of monitoring services performed each year, which could harm our operating results.

Our operating results may be subject to seasonal fluctuation, which makes our results difficult to predict and could cause our performance to fall short of quarterly expectations.

        During the summer we have historically experienced relatively lower revenues than those experienced during the rest of the year. We may continue to experience this or other seasonality in the future. These seasonal factors may lead to unpredictable variations in our quarterly operating results and cause the trading price of our common stock to decline.

Our dependence on a limited number of suppliers may prevent us from delivering an acceptable product on a timely basis.

        We currently rely on a limited number of suppliers for some of the devices we use in our business. Under the Distribution Agreement, Card Guard supplies us with certain cardiac monitoring devices, including the LifeWatch Explorer™ and the LifeWatch ER™, which we distribute and may provide related services. In addition, we have an Exclusive Sales Agreement with Card Guard relating to our purchase of the LifeStar ACT™, which are used in connection with our service offering. We also have a supply agreement with Philips Medical Systems relating to the supply of Digitrak Plus™ digital holters and related components which we use in our service offering. If these suppliers became unable to provide devices in the volumes needed or at an acceptable price, we would have to qualify acceptable replacements from alternative sources of supply. While there is no alternative source of supply for Card Guard's LifeStar ACT™, we have identified other suppliers with respect to obtaining alternative sources of supply for holter and cardiac event monitors (other than the LifeStar ACT™) supplied by Card Guard and Philips Medical Systems, respectively, and we have developed contingency plans, including discussions and reviews with respect to the pricing and quality of their products, with these suppliers for acceptable replacement products in adequate quantities in the event that we experience delays or interruptions in the supply of products. While we believe these alternative suppliers would be capable of delivering adequate quantities of products to us within four to six weeks, these delays or interruptions in the supply of our requirements could limit or stop our ability to provide sufficient quantities of devices, on a timely basis, for us to supply all of our services, and could limit or stop commercial sales, which could have a material adverse effect on our revenues and our business and financial condition.

Shares issuable upon the exercise of options could dilute stock holdings and adversely affect our earnings and our stock price.

        We have issued options to acquire common stock to our directors, employees and certain other persons at $7.22 per share which is, or may in the future be, at or below the market price of our stock. As of the date of this offering, we have outstanding options to purchase a total of 600,000 shares of our common stock. We also intend to issue options to acquire up to             shares of our common stock to our employees, directors and certain other persons immediately after the consummation of this offering. If exercised, these options will cause immediate and possibly substantial dilution to our stockholders.

        After the additional issuances of options that we expect to grant immediately after this offering, we will have                            shares reserved for issuance in connection with awards granted pursuant to our 2006 Stock Incentive Plan. Future options issued under our 2006 Stock Incentive Plan may have further dilutive effects.

        Issuance of shares pursuant to the exercise of options, could lead to subsequent sales of such shares in the public market which could depress the market price of our stock by creating an excess supply of shares for sale. Issuance of these shares and sale of these shares in the public market could also impair our ability to raise capital by selling equity securities.

        In addition, as the options granted in December 2006 are contingent upon the consummation of the offering but commence vesting on the date they were granted, the results of the first quarter after the offering will reflect a catch-up of stock-based compensation expense for all vesting completed through the effective date of this offering (and not only for that quarter).

Risks Related to this Offering

The trading price of our common stock may be volatile, and you might not be able to sell your shares at or above the initial public offering price.

        The trading prices of many newly publicly-traded companies are highly volatile, particularly companies such as ours that have limited operating histories. Accordingly, the trading price of our common stock may be subject to wide fluctuations. Further, our common stock has no prior trading history. Factors affecting the trading price of our common stock will include:

  •
  variations in our operating results;

  •
  announcements of new services, strategic alliances or significant agreements by us or by our competitors;

  •
  recruitment or departure of key personnel;

  •
  changes in the estimates of our operating results or changes in recommendations by any securities analysts that follow our common stock; and

  •
  market conditions in our industry, the industries of our customers and the economy as a whole.

        In addition, if the market for health care stocks or health care services or the stock market in general experiences loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, operating results or financial condition. The trading price of our common stock might also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us.

Failure to comply with the Nasdaq Global Market's requirements regarding the composition of our board of directors and audit committee could result in the delisting of our common stock from the Nasdaq Global Market and adversely affect the market for our common stock.

        In order for our common stock to continue to be listed on the Nasdaq Global Market, we must comply with listing standards regarding the independence of our board of directors and members of our audit committee. In particular, the Nasdaq Global Market's rules require that a majority of our directors and all of the members of our audit committee be "independent," as defined under the Nasdaq Global Market's rules, by no later than the first anniversary following the completion of this offering. We do not currently meet these requirements.

        If we are unable to change the composition of our board of directors and our board committees to comply with these requirements, our common stock may be delisted from the Nasdaq Global Market and the liquidity and trading price of common stock may be adversely affected.

Future sales of shares by existing stockholders could cause our stock price to decline.

        After our initial public offering, our parent companies will be our principal stockholders and will hold over 50% of our common stock. After this offering, Card Guard may sell all or part of the shares of our common stock that it owns or distribute those shares to its stockholders, including pursuant to demand registration rights described herein. Card Guard is not subject to any contractual obligation that would prohibit it from selling, spinning off, splitting off or otherwise disposing of any shares of our common stock, except for the contractual lock-up agreements with the underwriters described in this prospectus. If Card Guard sells, or indicates an intent to sell, substantial amounts of our common stock in the public market after the 180-day contractual lock-up agreements (which may be extended by up to 34 days under certain conditions) and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline. Based on shares outstanding as of                        , 2007, upon completion of this offering, we will have outstanding                         shares of common stock. Of these shares, only the                        shares of common stock sold in this offering will be freely tradable, without restriction, in the public market as of the date of this offering. The underwriters may permit our officers, directors, employees and current stockholders who are subject to the 180-day contractual lock-up to sell shares prior to the expiration of the lock-up agreements.

        After the lock-up agreements pertaining to this offering expire, up to an additional                        shares will be immediately eligible for sale in the public market,                         of which are held by directors, executive officers and other affiliates and will be subject to volume limitations under Rule 144 under the Securities Act of 1933, as amended, or the Securities Act, and various vesting agreements. In addition, the 600,000 shares that are subject to options outstanding as of the date of this offering under our equity incentive plan, the up to              shares issuable upon the exercise of options that will be granted immediately upon consummation of the offering and the additional            shares of common stock reserved under our equity incentive plan will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, the lock-up agreements and Rules 144 and 701 under the Securities Act. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.

Our management will have broad discretion over the use of the proceeds to us from this offering and might not apply the proceeds of this offering in ways that increase the value of your investment.

        Our management will have broad discretion to use the net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. They might not apply the net proceeds of this offering in ways that increase the value of your investment, and may not be able to yield a significant return, if any, on any investment of these net proceeds, in which case you will experience immediate and substantial dilution in the net tangible book value of the shares you purchase in this offering.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus includes forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy and plans and our objectives for future operations, are forward-looking statements. The words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in "Risk Factors." In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

        Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. In addition, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. We are under no duty to update any of these forward-looking statements after the date of this prospectus to confirm these statements to actual results or revised expectations.

        You may rely only on the information contained in this prospectus. Neither we nor any of the underwriters have authorized anyone to provide information different from that contained in this prospectus. Neither the delivery of this prospectus, nor the sale of our common stock, means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy shares of common stock in any circumstances under which the offer or solicitation is unlawful.

        Information contained in this prospectus concerning our industry and the historic growth rate of the markets in which we participate is based on industry publications, surveys and forecasts generated by Frost & Sullivan and other sources. Such industry publications, surveys and forecasts generally indicate that their information has been obtained from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information. Although we believe that the reports are reliable, we have not independently verified their data.

USE OF PROCEEDS

        We estimate that we will receive net proceeds of approximately $                         million from our sale of the                        shares of common stock offered by us in this offering, based upon an assumed initial public offering price of $            per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1 increase (decrease) in the assumed initial public offering price of $            per share would increase (decrease) the net proceeds to us from this offering by $                  , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        We intend to use up to $27.7 million of the net proceeds from this offering to repay outstanding debt to our parent companies ($5.1 million of which bears interest at rates between 3.25% and 8.5% and matures between September 2010 and October 2012, and $22.6 million of which does not bear interest, and has no fixed maturity date), approximately $10 to $15 million to support operations, and the balance for general corporate purposes, including potential opportunistic acquisitions of, or investments in, complementary products, technologies or companies. We have no current agreements or commitments with respect to any material future acquisitions or material investments.

        Of the $10 million to $15 million to support our operations, approximately $1.0 million of this offering's proceeds will be used to launch and market Card Guard's newest cardiac event monitoring device, LifeStar ACT™, and enhance our existing device offerings. We plan to use approximately $5 million to $10 million to purchase cardiac monitoring devices, including the LifeStar ACT™, which will be used in the delivery of our cardiac monitoring services. In November 2006, we entered into a lease for new facilities in Rosemont, Illinois, and, we expect to complete the relocation from our facilities in San Diego, California and Buffalo Grove, Illinois to the new facility in the second quarter of 2007. We expect the relocation to require a total of $1.5 million in capital expenditures, consisting of office furnishings, communications wiring, redundancy equipment and building signage. This is currently being financed by short-term bank debt and we expect to use the proceeds from this offering to fund this relocation. We also anticipate using approximately $1.4 million of the proceeds to upgrade and enhance our systems and application infrastructure to support our continued growth.

        Additional purposes of this offering are to create a public market for our common stock, to facilitate our future access to the public equity markets and to obtain additional capital. Except as set forth above, we currently have no specific plans for the use of the net proceeds of this offering and we anticipate that we will use any remaining balance of the net proceeds received by us from this offering for general corporate purposes, including further development and expansion of our service offerings. The amounts and timing of our actual expenditures may vary significantly depending upon numerous factors, including the timing and method of our launch of and commercialization efforts relating to the LifeStar ACT™, and our operating costs and capital expenditures. We will retain broad discretion in the allocation of the net proceeds of this offering, and we reserve the right to change the specific allocation of use of these proceeds. Pending such uses, we plan to invest the remaining portion of the net proceeds in highly liquid, investment grade securities. We cannot predict whether the proceeds invested will yield favorable returns. We believe that our available cash and our cash flows from operations, together with the net proceeds of this offering, will be sufficient to meet our capital requirements for at least the next twelve months.

DIVIDEND POLICY

        Other than the deemed dividend described below, we have never declared or paid any cash dividends on our capital stock and we do not currently anticipate declaring or paying cash dividends on our capital stock in the foreseeable future. We currently intend to retain future earnings and do not expect to pay any dividends in the foreseeable future. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including future earnings, capital requirements, financial conditions, future prospects, contractual restrictions and covenants and other factors that our board of directors may deem relevant.

        In November and December of 2006, we granted stock options to certain of our directors, executive officers and employees, and to certain directors and officers of our parent companies that are not our employees. Certain of these awards were granted in consideration for services to be provided to our parent companies and not to us. The value of such awards will be recorded as a dividend to our parent companies upon consummation of this offering.

CAPITALIZATION

        The following table sets forth our cash and cash equivalents and our capitalization as of March 31, 2007, as follows:

  •
  on an actual basis; and

  •
  pro forma as adjusted to give effect to (i) the receipt of net proceeds from the sale of shares of common stock by us in the offering at an assumed initial public offering price of $            per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and (ii) the application of approximately $27.7 million of the net proceeds from this offering that we expect to use to repay outstanding debt to our parent companies.

        You should read this table together with the sections of this prospectus entitled "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and accompanying notes included elsewhere in this prospectus.

	As of March 31, 2007
	Actual	Pro Forma As Adjusted
	(In thousands, except share data)
		(unaudited)
Cash and cash equivalents	$2,591	$

Revolving line of credit	$2,410	$
Current maturities of long-term obligations	3,279
Long-term borrowings:
Long-term obligations, less current portion
Bank note	3,667
Capital lease obligations	1,519
Other commercial borrowings	199
Notes payable from our parent companies	5,035
Capital note from our parent companies	22,683

Total long-term borrowings, less current portion	33,103
Stockholders' equity (deficit):
Common stock, $0.01 par value, 20,000,000 shares authorized, 9,000,000 shares issued and outstanding at March 31, 2007 and shares issued and outstanding on an as adjusted basis	90
Additional paid-in-capital	35,156
Accumulated deficit	(34,614)

Total stockholders' equity (deficit)	632

Total capitalization	$39,424	$

        The table above does not take into account the following shares:

  •
  600,000 shares of common stock issuable upon the exercise of options outstanding as of the date of this offering at a weighted average exercise price of $7.22;

  •
  up to             shares of common stock issuable upon the exercise of options that will be granted immediately upon consummation of this offering with an exercise price equal to this offering price; and

  •
  an additional             shares of common stock reserved under our equity incentive plan.

DILUTION

        If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of our common stock upon completion of this offering.

        Our net tangible book value (deficit) as of March 31, 2007 was approximately ($19.7) million, or ($2.19) per share of our common stock. Net tangible book value (deficit) per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding before giving effect to this offering.

        After giving effect to the sale by us of             shares of common stock in this offering at the assumed initial public offering price of $            per share after deducting estimated underwriting discounts and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value at March 31, 2007 would have been $     million, or $     per share of our common stock. This represents an immediate increase in net tangible book value of $     per share to our existing stockholders and an immediate dilution of $     per share to the new investors purchasing shares in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share of common stock			$
Net tangible book value (deficit) per share of common stock at March 31, 2007		$(2.19)
Increase per share attributable to new investors	$

Pro forma as adjusted net tangible book value per share after this offering			$

Dilution per share to new investors			$

        If the underwriters exercise their over-allotment option in full, our pro forma as adjusted net tangible book value will increase to $         per share, representing an increase to existing holders of $         per share, and there will be an immediate dilution of $         per share to new investors.

        The following table sets forth, on an as adjusted basis as of March 31, 2007, the number of shares of common stock purchased or to be purchased from us, the total consideration paid or to be paid and the average price per share paid or to be paid by existing holders of common stock and by the new investors, at an assumed initial public offering price of $                       per share, before deducting estimated underwriting discounts and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration
	Number	Percent		Amount	Percent		Average Price Per Share
Existing stockholders	9,000,000%			$		%	$
New investors							$

Total			%			%

        A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) total consideration paid by new investors by $            , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        If the underwriters exercise their overallotment option in full, our existing stockholders would own    % and our new investors would own    % of the total number of shares of our common stock outstanding after this offering.

        To the extent outstanding options are exercised, new investors will experience further dilution.

        The number of shares purchased is based on 9,000,000 shares of common stock outstanding as of March 31, 2007. The discussion and table above exclude the following shares:

  •
  600,000 shares of common stock issuable upon the exercise of options outstanding as of the date of this offering, at a weighted average exercise price of $7.22;

  •
  up to             shares of common stock issuable upon the exercise of options that will be granted immediately upon consummation of this offering, with an exercise price equal to this offering price; and

  •
  an additional             shares of common stock reserved under our equity incentive plan.

SELECTED CONSOLIDATED FINANCIAL DATA

        The consolidated statements of operations and cash flow data for the years ended December 31, 2004, 2005 and 2006, and the consolidated balance sheet data as of December 31, 2005 and 2006, were derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statement of operations and cash flow data for the three months ended March 31, 2006 and 2007 and the consolidated balance sheet as of March 31, 2007 were derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The consolidated statement of operations and cash flows for the year ended December 31, 2003 and the consolidated balance sheet data as of December 31, 2003 and 2004 were derived from our audited consolidated financial statements not included in this prospectus. The consolidated statements of operations and cash flow data for the year ended December 31, 2002, and the consolidated balance sheet data as of December 31, 2002 were derived from our unaudited consolidated financial statements not included in this prospectus.

        These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. In addition, the unaudited consolidated financial statements were, in the opinion of management, prepared on a basis consistent with our audited consolidated financial statements and include, in the opinion of management, all the adjustments necessary for the fair statement of the financial information contained in those statements. The historical results presented below are not necessarily indicative of financial results to be achieved in future periods. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

	Year Ended December 31,					Three Months Ended March 31,
	2002	2003	2004	2005(1)	2006(1)	2006(1)	2007(1)
	(unaudited)					(unaudited)	(unaudited)
	(in thousands, except for share and per share data)
Consolidated Statements of Operations Data:
Revenues:
Services	$35,665	$37,085	$37,175	$37,546	$42,524	$10,030	$11,144
Products	11,629	9,352	8,149	8,873	7,836	1,915	1,828

Total revenues	47,294	46,437	45,324	46,419	50,360	11,945	12,972

Costs of revenues:
Services	21,137	20,382	20,003	19,003	20,315	4,784	6,252
Products	8,938	7,413	5,658	6,335	5,698	1,274	1,447

Total costs of revenues	30,075	27,795	25,661	25,338	26,013	6,058	7,699

Gross profit	17,219	18,642	19,663	21,081	24,347	5,887	5,273
Operating expenses:
Sales and marketing	10,358	8,323	8,630	9,492	9,666	2,535	2,562
General and administrative	6,831	3,708	4,481	5,312	6,385	1,224	2,203
Provision for doubtful accounts	9,606	7,042	2,250	2,807	1,338	612	397
Impairment of goodwill(2)	11,898	1,206	—	—	—	—	—
Restructuring and other costs(3)	1,699	432	—	157	4,285	—	—

Total operating expenses	40,392	20,711	15,361	17,768	21,674	4,371	5,162

Operating income/(loss)	(23,173)	(2,069)	4,302	3,313	2,673	1,516	111
Other (income)/expense
Interest income	(31)	(9)	(34)	(37)	(111)	(15)	(18)
Interest expense(4)	2,848	1,774	1,732	1,562	1,266	349	275
Other (income)/expense, net	(17)	(35)	(16)	(4)	(11)	(2)	—

Total other expense	2,800	1,730	1,682	1,521	1,144	332	257

Income (loss) before income taxes	(25,973)	(3,799)	2,620	1,792	1,529	1,184	(146)
Income tax expense/(benefit)(5)	26	5	55	(6,029)	(3,060)	619	(58)

Net income (loss)	$(25,999)	$(3,804)	$2,565	$7,821	$4,589	$565	$(88)

Net income/(loss) per common share:
Basic	$(2.89)	$(0.42)	$0.29	$0.87	$0.51	$0.06	$(0.01)
Diluted(6)	(2.89)	(0.42)	0.29	0.86	0.51	$0.06	$(0.01)
Weighted average number of shares outstanding:
Basic	9,000,000	9,000,000	9,000,000	9,000,000	9,000,000	9,000,000	9,000,000
Diluted(6)	9,000,000	9,000,000	9,000,000	9,000,000	9,000,000	9,000,000	9,000,000

	As of December 31,
						As of March 31, 2007
	2002	2003	2004	2005(1)	2006(1)
	(unaudited)					(unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$607	$801	$2,425	$6,005	$3,585	$2,591
Working capital (deficit)(7)	2,094	3,508	2,900	1,575	(2,493)	(4,249)
Goodwill and intangibles	25,878	23,533	22,423	21,491	20,561	20,328
Total assets	59,532	48,149	41,396	46,648	50,434	51,439
Total debt(8)	78,455	57,770	49,753	44,619	39,059	38,792
Total shareholders' equity (deficit)	(31,942)	(16,115)	(13,257)	(4,537)	671	632

Other Data (unaudited):

	Year Ended December 31,			Three Months Ended March 31,
	2004	2005	2006	2006	2007
Event patient enrollments	117,506	122,342	135,798	34,494	37,093
Holter patient enrollments	46,086	46,360	54,819	12,581	16,153
Pacemaker patient enrollments	82,083	84,073	87,646	22,324	22,824

Total patient enrollments(9)	245,675	252,775	278,263	69,399	76,070

(1)
On July 1, 2005, we adopted the provisions of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment using the modified prospective method. Prior to that adoption, we followed the intrinsic value method in accordance with Accounting Principles Bulletin No. 25, Accounting for Stock Issued to Employees.

(2)
In the fourth quarter of 2003, we recorded an impairment of goodwill of $1.2 million relating to our LifeWatch Technologies business. This impairment was identified during our annual impairment test of goodwill and other intangibles and was the result of changes in the LifeWatch Technologies business and our expectations of the revenues that would be generated from its products and its research and development capabilities.

(3)
In 2006, we incurred restructuring and other costs associated with our formation, including legal and other consulting costs associated with the reorganization of our corporate structure as well as the cost of professional fees associated with tax advice and the audit of the Company's financial statements upon formation, and with the move of our manufacturing operations from San Diego, California to a new consolidated service and product facility in Rosemont, Illinois. In September 2002 and early 2003, we also incurred some restructuring and other costs to reduce our workforce and facilities to eliminate redundancy.

(4)
Interest expense includes interest charges on loans with our parent companies of $1,438, $835, $851, $618, $359, $118 and $74 for the years ended December 31, 2002, 2003, 2004, 2005 and 2006 and for the three months ended March 31, 2006 and 2007, respectively

(5)
In the fourth quarter of 2005 and 2006, we determined that it was likely that deferred tax assets in our subsidiaries would be realized and we released valuation allowances of approximately $6,045 and approximately $4,064, on these assets, respectively.

(6)
Weighted average number of common and common share equivalents is calculated based upon our equity structure upon formation in July 2006 and issuance of shares to our parent companies in October 2006. For the diluted net income (loss) computation, in accordance with Statement of Financial Accounting Standards No. 128, Earnings per Share, we include the dilutive effect on the net income from the impact of the outstanding options from our LifeWatch Services subsidiary where the effect is not antidilutive. For the purposes of calculating diluted income per share, this statement requires us to reduce net income by the amount attributable to the minority shareholders who own stock options in LifeWatch Services.

(7)
Working capital is calculated as currents assets less current liabilities.

(8)
Total debt includes the current and long term portions of long-term borrowings, the capital note from Card Guard and the revolving line of credit. The current portion of total debt is $7,046, $7,896, $4,376, $6,722, $5,469 and $5,689, at December 31, 2002, 2003, 2004, 2005, 2006, and March 31, 2007 respectively. Total debt also includes accrued interest expense of $2,206, $2,989, $3,479, $3,128, $2,832 and $2,906 at December 31, 2002, 2003, 2004, 2005, and 2006 and March 31, 2007, respectively.

(9)
The number of patient enrollments represents the number of prescriptions written by physicians for our cardiac monitoring services. A single patient may represent multiple patient enrollments during any period. In particular, patients with pacemakers typically require monitoring services four times a year depending on the age and type of pacemaker and the age and condition of the patient.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        You should read the following discussion and analysis of financial condition and results of operations in conjunction with the "Selected Consolidated Financial Information" and our consolidated financial statements and the related notes included elsewhere in this prospectus. In addition to historical information, the following discussion and analysis includes forward-looking information that involves risks, uncertainties and assumptions. Our actual results and the timing of events could differ materially from those anticipated by these forward-looking statements as a result of many factors, including those discussed under "Risk Factors" and elsewhere in this prospectus. See "Special Note Regarding Forward-Looking Statements" included elsewhere in this prospectus. All numbers provided are rounded down or up, as applicable, and therefore totals may be slightly different than the results obtained by adding the numbers provided.

OVERVIEW

        We are an integrated health care services and technology monitoring company. To date, we have provided services and sold devices primarily related to cardiac event monitoring, the related services of which constitutes a majority of our revenues, as well as holter monitoring and pacemaker monitoring. We believe that we are a leading provider of ambulatory cardiac event and holter monitoring services among independent diagnostic testing facilities, or IDTFs, and a leading manufacturer and distributor of ambulatory cardiac event monitoring devices. We provide our services in conjunction with FDA-approved cardiac monitoring devices through our wholly owned subsidiary LifeWatch Services. In addition, we manufacture and distribute cardiac monitoring devices through our wholly owned subsidiary LifeWatch Technologies.

        The businesses of our two subsidiaries, LifeWatch Services and LifeWatch Technologies, were acquired by our parent companies in two separate transactions in January and August 2000, respectively. In February 2001 we acquired the business of our largest competitor in the services business, Quality Diagnostic Services, Inc. Prior to October 2006, all of the outstanding shares of LifeWatch Services (other than options to employees representing the right to purchase up to approximately 2% of such shares) and LifeWatch Technologies were held by Card Guard Scientific Survival Ltd., a corporation organized under the laws of the State of Israel, and Card Guard Europe B.V., a corporation organized under the laws of the Netherlands, both wholly owned subsidiaries of Card Guard AG, a corporation organized under the laws of Switzerland and publicly traded on the SWX Swiss Exchange. In July 2006 we formed our company, and in October 2006 we changed our name from Card Guard America Inc. to LifeWatch Corp. and our parent companies contributed the shares of LifeWatch Services and LifeWatch Technologies to us in exchange for 9,000,000 of our common shares.

        Our current services are used by physicians to monitor electrocardiographic data, or cardiac events, for patients who are suspected of having heart rhythm disorders, or cardiac arrhythmias, that often precede serious complications associated with cardiovascular disease or other conditions. We also provide pacemaker monitoring services used by physicians and other health care providers to validate the proper performance of pacemakers. We have also started to expand our monitoring services in the clinical research area where we assist companies with the monitoring of patients in the sales of clinical trials that are related to product development.

        In January 2007 we started offering our LifeStar ACT™ related services. As a result, during the three months ended March 31, 2007, we incurred significant costs related to the launch of our LifeStar ACT™ services in connection with increases in staffing, training, communication costs and product related supplies and depreciation. However, during the same period we recognized minimal revenues related to these services because we did not have in place agreements or arrangements with Medicare (which we still do not have) or third party payors (for which we now have some agreements in place), and thus could only recognize revenues on a cash basis. We believe that in the future our LifeStar ACT™ related results will improve significantly. Commencing the end of the first quarter we amended agreements with 12 private third party payors that we believe administer benefits for over 79 million people and we can now bill and recognize revenues for services performed with respect to patients covered by such contracts. We continue to seek to amend agreements with additional private third party payors, some of which administer benefits for a significant number of people, and we also expect to be able to bill for patients covered by Medicare in the future. We expect that as we continue rolling out these services and expanding our reimbursement coverage we will increase our enrollment numbers, as well as the reimbursable enrollment numbers. We also believe that in limited circumstances, primarily for patients covered by Medicare, we may be able to bill and be paid retroactively for services provided prior to entering into the relevant agreements or arrangements, including for services that were provided in the three months ended March 31, 2007.

        We manufacture, distribute and sell advanced monitoring devices, primarily cardiac event monitors, which are owned and manufactured by us or purchased from our parent companies or third parties. These monitoring devices are used to provide our monitoring services as well as similar monitoring services provided by our competitors.

FINANCIAL OPERATION OVERVIEW

Revenues

  Services segment

        We provide event and holter monitoring services for physicians that enroll patients in our services, as well as, more recently, for clinical trial sponsors that use monitoring devices to better measure patient data in regulatory studies. We also provide pacemaker monitoring services to medical professionals, including physicians and other personnel, to assist them in validating the performance of a pacemaker. We generate revenues from sales of our cardiac monitoring services which consist of event, holter, and pacemaker monitoring services. Our services revenues are dependent on the level of patient enrollments and the rates reimbursed to us for providing our monitoring services by government and private third party payors. The major drivers for the level of patient enrollments are the number of physicians who prescribe our services to their patients, the number and scope of contracts and arrangements we have with private third party payors and the number of people covered under such contracts and arrangements. The major drivers of the rates reimbursed to us are the types of services provided and the rates negotiated for such services with each of the private third party payors. Approximately 25% of our service segment revenues are received from Medicare based on rates set by CMS. A portion of the private third party payors have linked their reimbursement rates to those set by CMS. The remainder of reimbursement rates are a result of negotiations between us and our private third party payors. Approximately one-third of our revenues result from private third party payors that have not entered into contracts with us and where our reimbursement rates are negotiated on a case by case basis.

        The following table sets forth patient enrollments relating to our different types of monitoring services for the years ended December 31, 2004, 2005 and 2006 and for the three months ended March 31, 2006 and 2007. The number of patient enrollments represents the number of prescriptions written by physicians for our cardiac monitoring services. A single patient may represent multiple patient enrollments during any period. In particular, patients with pacemakers typically require monitoring services four times a year depending on the age and type of pacemaker and the age and condition of the patient.

	Year Ended December 31,			Three Months Ended March 31,
	2004	2005	2006	2006	2007
Event patient enrollments	117,506	122,342	135,798	34,494	37,093
Holter patient enrollments	46,086	46,360	54,819	12,581	16,153
Pacemaker patient enrollments	82,083	84,073	87,646	22,324	22,824

Total patient enrollments	245,675	252,775	278,263	69,399	76,070

        The following table sets forth the revenues that we generated from our different types of monitoring services for the years ended December 31, 2004, 2005 and 2006 and for the three months ended March 31, 2006 and 2007.

	Year Ended December 31,			Three Months Ended March 31,
Revenues from Services
	2004	2005	2006	2006	2007
	(in millions)
Event Services	$29.6	$30.3	$34.3	$8.0	$8.8
Holter Services	4.8	4.6	5.4	1.3	1.5
Pacemaker Services	2.5	2.5	2.7	0.7	0.7
Other	0.3	0.1	0.1	—	0.1

Total	$37.2	$37.5	$42.5	$10.0	$11.1

        CMS reimbursement rates are based on the location of the monitoring facility and not on the location of the patient. The following table sets forth the CMS reimbursement rates per patient for the area in which our Buffalo Grove monitoring facility is located for the years ended December 31, 2004, 2005 and 2006 and for the three months ended March 31, 2006 and 2007 where we perform the substantial majority of our monitoring services. CMS has recently proposed a declining schedule of reimbursement rates applicable for cardiac monitoring services, our primary source of revenues, whereby reimbursement rates would decrease by an average of 3% to 4% in 2007. We are in the process of moving our monitoring facilities to Rosemont, Illinois where the CMS reimbursement rates for our monitoring services are slightly higher.

	Year Ended December 31,			Three Months Ended March 31,
CMS Reimbursement Rate (per enrollment)
	2004	2005	2006	2006	2007
Event Services	$253	$260	$266	$266	$256
Holter Services	95	98	101	101	89
Pacemaker Services	32	33	34	34	35

  Products segment

        We generate revenues from the sale of event recording and other devices that we either purchase from our parent companies or a third party, or that we manufacture ourselves. Our products revenues are dependent on sales to other IDTFs, physicians and hospitals who use the devices we sell to provide their own cardiac monitoring services.

        The following table sets forth the revenues that we generated from sales of products for the years ended December 31, 2004, 2005 and 2006 and for the three months ended March 31, 2006 and 2007.

	Year Ended December 31,			Three Months Ended March 31,
Revenues from Products
	2004	2005	2006	2006	2007
	(in millions)
Products	$8.1	$8.9	$7.8	$1.9	$1.8

Gross Profit

  Services segment

        Gross profit in our services segment consists of revenues less the cost of staffing, distribution, depreciation of monitoring devices and operation of our monitoring centers.

  Products segment

        Gross profit in our products segment consists of revenues less the costs of the products we purchase from our parent companies or third parties and the costs of raw materials, labor and overhead utilized in manufacturing our own products.

Operating expenses

  Sales and marketing

        Our sales and marketing expenses have historically consisted primarily of salaries, commissions and other employee expenses related to our sales and marketing team and promotional and public relations expenses.

  General and administrative

        Our general and administrative expenses consist primarily of compensation and benefits, accounting, legal and other general corporate expenses.

  Accounts receivable

        The following table sets forth our accounts receivable by payor class at December 31, 2006 and March 31, 2007.

Accounts receivable	December 31, 2006	March 31, 2007
Government(1)	$1.3	$1.6
Contractual(2)	3.2	3.4
Non-contractual(3)	3.2	3.5
Self-pay(4)	0.2	0.2
Products(5)	1.1	1.2
Other(6)	0.1	0.1

Total	$9.1	$10.0
Allowances for doubtful accounts and contractual adjustments	(3.2)	(3.4)

Accounts receivable, net	$5.9	$6.6

(1)
Includes accounts receivable from Medicare and Medicaid for services we have provided.

(2)
Includes accounts receivable from commercial insurers who are supported by contractual fee schedules for services we have provided.

(3)
Includes accounts receivable from commercial insurers who are not supported by contractual fee schedules for services we have provided.

(4)
Includes accounts receivable where the patient is the primary responsible party for services we have provided.

(5)
Includes accounts receivable for products sold.

(6)
Includes accounts receivable from related parties for monitoring and other services we have provided, including, research.

        Our accounts receivable balances are presented net of allowances for doubtful accounts and contractual adjustments. Our provisions for doubtful accounts have decreased significantly in recent years, as we have invested in technology used to track collection data, identified deficient patients and denial trends, improved customer enrollment and collection processes, and focused existing and additional resources on our collection practices. For example:

  •
  In late 2003 we implemented a number of different electronic billing procedures, and started to utilize a variety of payor clearinghouses, which have enabled us to communicate billing data electronically with many of our customers and third party payors. This has resulted in fewer disputes and any resulting claims are now identified earlier in the collection process.

  •
  In 2003 and 2004 we made operational improvements and implemented new procedures at one of our acquired companies, which had previously struggled with its billing and collection practices.

  •
  In late 2003 and 2004 we reached settlements on some of our more significant, long outstanding receivables.

  •
  In 2005 we implemented processes and devoted resources to focus on our claim denials, which resulted in the collection of some older receivable balances.

  •
  In 2005 we implemented a new phone enrollment process, which improved insurance verifications and resulted in a reduced time to submit claims and reduced denials.

  •
  In 2005 we implemented a staff incentive program to encourage employees to focus on cash collections.

Outlook

  Revenue Trends

        Our management team has implemented a series of growth initiatives including launching new services and products, growing the number of referring physicians, private third party payor contracts and the people covered under such contracts, increasing our sales force, focusing our marketing efforts, diversifying our product offerings to include wireless ambulatory vital signs monitoring and expanding our cardiac monitoring service offerings for clinical research. If we are successful in executing our strategies, we believe that the foregoing initiatives, together with projected market expansion, will drive the growth of our business.

        We believe a major driver of revenue growth will be our services relating to Card Guard's LifeStar ACT™. We believe that these services will achieve significantly higher reimbursement rates for patients who use the LifeStar ACT™ related services. While this will require education of the market, we believe this can be done based on our past experience introducing our innovative auto-detect LifeStar AF™ device, which we introduced into the market in 2002 and for which we had approximately 55,000 and 16,000 patient enrollments in 2006 and the first three months of 2007, respectively. While we also believe that our market position will enable us to increase patient enrollment to services that are based on our existing products, those revenues will be affected by CMS' decision in October 2006 to reduce reimbursement rates by up to 13% in the aggregate over the next four years on certain services as well as increased price competition for securing private third party payor contracts.

        Since launching our LifeStar ACT™ services we have been seeking confirmations from private third party payors that they will provide coverage of, and payment for, such services at a rate that is significantly higher than the payments received for our other cardiac event monitoring services. To date, we have received such confirmations from 12 private third party payors that we believe administer benefits for over 79 million people and have received payments pursuant to existing agreements with such private third party payors with respect to a limited number of patients. We continue to engage private third party payors in order to expand the number of private third party payors from whom we can receive such reimbursements. However, no assurance can be provided that we will reach such additional agreements or that if we reach such agreements, they will be reached in a timely manner or on terms that are acceptable to us.

        We commenced offering our LifeStar ACT™ services in mid January 2007 and through March 31, 2007 we enrolled 675 patients for these services that were referred to us by approximately 350 physicians. We applied to Highmark for the enrollment of our facility in Philadelphia, Pennsylvania as an IDTF Medicare provider and for permission to provide our services including the use of a different and more highly reimbursed code (93799) for LifeStar ACT™ related services. To our knowledge, Highmark in Pennsylvania is the only Medicare carrier in the United States to have issued a local coverage decision to date that provides for enhanced payment for real time out-patient cardiac monitoring using an automated system that requires no patient intervention, which we believe applies to LifeStar ACT™ related services. To our knowledge, Highmark in Pennsylvania is the only Medicare carrier in the United States to have issued a local coverage decision to date that provides for enhanced payment for real time out-patient cardiac monitoring using an automated system that requires no patient intervention, which we believe applies to LifeStar ACT™ related services. Although Highmark approved our performing of services and billing to Medicare in Pennsylvania using the cardiac event monitoring codes and reimbursement rates that we currently use and receive, it has recently raised numerous issues in connection with approving our Pennsylvania facility as an IDTF and our request to bill for LifeStar ACT™ services using the 93799 code. We believe that we have taken the required actions and provided the documentation necessary to address the concerns raised by Highmark. Nevertheless, Highmark has not authorized our use of the 93799 code to date and has recently questioned whether we should be billing within Highmark's service area and whether our Pennsylvania facility may be approved as an IDTF. Based on our review of IDTF regulations, our experience as an IDTF in other states and our belief that we fit under the guidelines included in Highmark's applicable local coverage decision, we believe that our Pennsylvania facility qualifies as an IDTF and that we are entitled to use the 93799 code for LifeStar ACT™ services. However, no assurance can be provided that such qualification and permission will be obtained, and if obtained, will be obtained in a timely manner.

        As of March 31, 2006 and 2007, we had 351 and 357 private third party payor contracts, respectively, with regional and national insurance companies and health benefit organizations that we believe covered approximately 207 million and 223 million people in the United States, respectively. Under these contracts, we are a non-exclusive approved supplier of services and are eligible to be reimbursed by such private third parties for the services we provide to the people that are covered under their networks or programs. Since 2005, we have focused sales strategies on increasing the number of private third party payor contracts and the people covered under such contracts. These sales strategies are intended to increase the accessibility of our services to patients and make it more likely that physicians would refer patients to our services because their patients would be "within network" and would not have to personally pay for our services.

        We also intend to commercialize Card Guard's wireless FDA-approved medical monitoring platform which enables effective monitoring of other non-cardiac health conditions such as diabetes, cardiovascular disease and obesity. We expect to sell the relevant devices and to offer the corresponding monitoring services. If we are successful in executing our strategy, we expect sales of these new devices and the related service offerings to commence in 2007. In addition, in the past, our products segment business has experienced year to year fluctuation in revenues based on the timing of large orders and we expect this trend to continue. We expect to experience a decline in our revenues and profit margins from sales of cardiac event monitoring devices that we currently sell due to increased competition and an increasing trend towards physicians outsourcing their cardiac event monitoring services to IDTFs.

  Trends in Sales and Marketing, General and Administrative Expenses and Other Operating Expenses

        Our sales and marketing costs have increased in absolute dollar amounts over the past 12 months due to an increase in sales in the services business and the corresponding sales commissions paid to our employees. We expect our sales and marketing costs to increase as we add additional sales personnel to accommodate growth and for marketing initiatives for new product rollouts, including the LifeStar ACT.

        We expect our general and administrative expenses and other operating expenses to increase due to the expansion of executive management, and one time transition costs related to moving our existing Buffalo Grove, Illinois facilities to Rosemont, Illinois. We also expect that our general and administrative expense will increase due to increases in legal, accounting, consulting, information technology, staffing, board fees, and insurance costs associated with being a public company.

  Trends in Interest

        Our interest expense is attributable to the principal amount of debt that we have outstanding. Such debt is composed of loans from our parent companies and commercial banks and leases for financing equipment purchases. If we are successful in executing our strategies, we expect to use a portion of the proceeds of this offering to repay all outstanding indebtedness to our parent companies which will result in reducing our interest expense.

  Trends in Stock-Based Compensation Expense.

        In November and December of 2006 we granted options to certain of our and Card Guard's directors, officers and employees. These options were the first option grants we made under the 2006 Stock Incentive Plan. We anticipate granting additional options to purchase up to             shares of our common stock immediately after the consummation of this offering and we also anticipate granting additional options from time to time to our and Card Guard's directors, officers and employees. As a result of the accounting treatment required by Statement of Financing Accounting Standards, or SFAS No. 123(R), Share-Based Payment, or SFAS No. 123(R), we expect stock-based compensation expense will increase in future periods if we continue to issue additional grants to our directors and executives and if the price of our common stock increases over such periods. In particular, as the options granted in November and December 2006 are contingent upon the consummation of the offering, but commence vesting on the date they were granted, the results of the quarter in which the offering occurs will reflect a catch-up of stock-based compensation expense for all vesting completed through the effective date of this offering.

Basis of Presentation

        The contribution in October 2006 of our parent companies' shares of LifeWatch Services and LifeWatch Technologies to us in consideration for 9,000,000 of our shares was accounted for on a historical cost basis, as a combination of entities under common control. Our accompanying financial statements reflect the assets, liabilities, revenues and changes in stockholder's deficit and cash flows that were directly attributed to LifeWatch Services and LifeWatch Technologies for all periods presented.

        Our consolidated financial statements have been derived from our historical financial statements and accounting records and include certain expense allocations from our parent companies. These allocations have been specifically identified as relating to our operations and therefore have been reflected as a contribution of capital and our related operating expenses. These allocations include compensation and benefit costs for identified employees plus estimated overhead costs to support the activities of the identified employees. We believe these allocations to be a reasonable reflection of the utilization of services provided. However, the expenses allocated for these services are not necessarily indicative of the expenses that would have been incurred if we had been a separate independent entity. In addition, these allocations may not reflect the costs of services we may receive from our parent companies in the future.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

        The discussion and analysis of our financial condition and results of operations are based on the consolidated financial statements which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosures. We base our estimates and judgments on historical experience and on other sources and factors that we believe to be reasonable under the circumstances; however, actual results may differ from these estimates. We review our estimates and judgments on an ongoing basis. The policies discussed below are considered by our management to be critical because they are not only important to the portrayal of our financial condition and results of operations, but also because application and interpretation of the policies require both judgment and estimates of matters that are inherently uncertain and unknown. As a result, actual results may differ materially from our estimates.

  Revenue Recognition

        We recognize service revenues from monitoring three different devices. For monitoring services related to cardiac event monitors, revenues are recognized over the monitoring period on a straight-line basis, which is typically 30 days, and for monitoring services related to holters and pacemakers, revenues are recognized as the service is provided. We use straight-line revenue recognition as the event monitoring results are delivered to physicians throughout the monitoring period (typically 30 days), the monitoring is continuous during the period, and no other discernible pattern exists.

        Payments from government agencies are based on reimbursement rates set by governmental authorities. Payments from health care insurers are based on negotiated pricing arrangements or upon historical payment experience. Based on our history and experience with third-party payors, we can reasonably estimate the amount of revenues to be received for claims filed, and our revenues are recognized only when these estimates can be reasonably determined. We base our estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement. When new devices are introduced, such as the LifeStar ACT™, that utilize a service code not currently identified in existing government or health care insurer arrangements, we modify or amend existing arrangements, or in certain circumstances, such as Highmark, enter new arrangements to provide reimbursement rates. Until these arrangements are in place and revenue amounts can be reasonably estimated, we recognize revenues on a cash basis. In limited circumstances, when arrangements provide for retroactive treatment of claims, revenue for prior services rendered would be recognized when evidence of an arrangement exists. We record a contractual allowance reserve to account for potential differences in the amounts billed and the amounts expected to be received from the payor. We use historical information to estimate the contractual allowance. These adjustments are recorded in our Statement of Operations as a reduction of revenues at the time of sale. Adjustments to estimated receipts, based upon the final settlement with third-party payors, are recorded as an adjustment to the contractual allowance reserve. In addition, on a monthly basis the contractual allowance reserve is evaluated and any changes to the reserve are recorded in our Statement of Operations as an adjustment to revenues.

        Revenues from the sale of cardiac event monitoring products are recognized when risk of loss has been transferred to the customer and we have no unfulfilled obligations that would affect the customer's final acceptance of the arrangement, which is typically at the point of delivery as we sell our products free on board destination.

  Accounts Receivable and Allowances

        The U.S. health care industry is characterized by government regulation and review. For services provided to patients, we principally receive payment from government agencies and various medical insurance providers. We record a contractual allowance reserve to account for potential differences in the amount billed and the amount expected to be received from the payor. We use historical information to estimate the contractual allowance. These adjustments are recorded in our Statement of Operations as a reduction of revenues at the time of sale. Accounts receivable are recorded at the invoice amount less these contractual adjustments. Our list price is rarely used to determine the amounts which will ultimately be collected. Our billing system automatically generates adjustments to our list price for the services provided to record revenues at the time the invoice is generated. These adjustments are based on pre-determined fee schedules for customers or third party payors, which are supported by contractual agreements. For customers without contractual agreements these adjustments are based on historical data from our internal systems. Our internal systems look at a historical average of the last six months of similar transactions with that customer, or, in the event that we do not have any history with that customer, look to similar customers in that geographic region or to similar customers purchasing the same services and products. Management judgment is required to adjust this internally generated data to reflect our experience with negotiated prices historically.

        We also record a contractual allowance reserve to account for potential differences in the amount billed and the amount expected to be received from the payor. We use historical information to estimate the contractual allowance. These adjustments are recorded in our Statement of Operations as a reduction of revenues at the time of sale. On a monthly basis the contractual allowance reserve is evaluated and any changes to the reserve are recorded in the Statement of Operations as an adjustment to revenues. We review the rate at which we apply these contractual allowances on a periodic basis and we are comfortable that we are able to estimate this rate with sufficient precision.

        We also periodically review receivable balances and make judgments as to our ability to collect these balances. We maintain an allowance for doubtful accounts to reflect the estimated uncollectability of accounts receivable based on past collection experience and specific risks identified. We have been providing cardiac monitoring services and selling related products for many years and over this time we have developed extensive historical experience that allows us to compute our allowance for doubtful accounts based upon the aging profile of our accounts receivable balances. After applying a number of specific allowances to provide for identified balances, our accounts receivable balances are grouped into categories based upon the length of time the balance has been outstanding, and different rates are applied to each category based upon our historical experience. We review these rates on a periodic basis and we are comfortable that we are able to estimate them with sufficient precision.

        Both allowance balances are included as contra asset accounts to accounts receivable on the balance sheet. Balances that remain outstanding for over 360 days are fully reserved and after 540 days are written off against the reserve.

  Warranty Allowances

        We record warranty liabilities in connection with sales of products for the estimated costs that may be incurred under our limited and extended warranties. This warranty covers product defects based on compliance to our specifications and is normally applicable for 12 to 24 months from the date of purchase. These liabilities are accrued when revenues are recognized. Warranty costs include the cost to replace defective products. Factors that affect our warranty liability include historical and anticipated rate of warranty claims on those repairs and cost per claim to satisfy our warranty obligation. Revenues related to the extended warranties are deferred and recognized over the extended warranty period.

  Valuation of Goodwill, Intangibles and Long-Lived Assets

        Goodwill represents the excess of the purchase price over the fair value assigned to the net tangible assets acquired in business combinations. In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, goodwill and intangible assets with indefinite useful lives are not amortized. Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives. We have two reporting units, the Services Segment and the Products Segment. We review goodwill and indefinite-lived intangible assets for impairment at the reporting unit level on an annual basis, or whenever circumstances change, such as a significant adverse change in business climate or the decision to sell a business, that would indicate that an impairment may have occurred. In 2006, we changed the date on which we perform our annual assessment of goodwill and intangible assets with indefinite lives from June 30 to October 1. This evaluation involves developing estimates of fair values of our reporting units using the discounted cash flow model. In addition, we review long-lived assets, such as property, equipment and finite-lived intangible assets, for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

        A number of significant assumptions and estimates are involved in the application of this technique to forecast operating cash flows, including the market conditions and market share, the sales volumes and prices, the cost to produce, and working capital changes. Management considers historical experience and all available information at the time the fair values of its reporting units are estimated.

  Income Taxes

        We account for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are determined based upon the difference between the financial statement and tax basis of assets and liabilities using the enacted tax rates in effect for the year in which the differences are expected to affect taxable income. The tax consequences of events recognized in the current year's financial statements are included in determining income taxes currently payable. We review our deferred tax assets on a regular basis to evaluate their recoverability based on the expected enacted tax rates and projections of the expected realization of our deferred tax liabilities, projections of future taxable income, and tax planning strategies that we might employ to utilize such assets. A valuation allowance is provided on deferred tax assets to the extent that it is more likely than not that such deferred tax assets will not be realized. Management judgment is required in determining our provisions for income taxes, deferred tax assets and liabilities and the extent to which deferred tax assets can be recognized. Realization of future tax benefits related to the deferred tax assets is dependent on many factors, including our ability to generate taxable income within the period during which the temporary differences reverse, the outlook for the economic environment in which the business operates, and the overall future industry outlook.

        All deferred tax assets generated prior to October 26, 2006, the date of the contribution of the shares of LifeWatch Services and LifeWatch Technologies to us, were subject to separate return limitations. These limitations restrict the use of these assets to the subsidiary that originally generated them. Subsequent to October 26, 2006, we will file a consolidated tax return that includes Lifewatch Services and Lifewatch Technologies. As a result, at March 31, 2007 our assessment of the future realizability of our historical deferred assets was performed on a consolidated basis with the exception of certain deferred balances which are still subject to separate return limitation rules.

  Internal Controls Over Financial Reporting

        We have identified certain significant deficiencies and a material weakness in our internal controls over financial reporting that require remediation. A material weakness, as defined under standards of the Public Company Accounting Oversight Board (United States), is a significant deficiency or combination of significant deficiencies, that results in a more than remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

        At December 31, 2006, we did not have a sufficient complement of personnel with an appropriate level of accounting knowledge, experience and training in the application of accounting principles generally accepted in the United States commensurate with our financial reporting requirements and the complexity of our operations and transactions. This deficiency constitutes a material weakness and could result in a misstatement of any or all accounts and disclosures which would result in a material misstatement to our interim or annual consolidated financial statements that could not be prevented or detected. In addition, we have identified certain other significant deficiencies in our internal controls over financial reporting at December 31, 2006, including a lack of proper supervision and segregation of duties, and a lack of general information technology computing controls.

        Our management is currently executing a range of actions to address the weaknesses identified by us and our auditors in our internal controls and financial statement reporting procedures. These actions have included the hiring of our new Chief Financial Officer and a new controller for our LifeWatch Technologies subsidiary in late 2006 and in 2007 a Manager of Corporate Accounting Services. We are

also conducting active searches to fill new positions for our financial reporting and information systems departments.

        Although we are taking steps to address these deficiencies, we cannot be certain that these measures will ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. If we fail to achieve and maintain an effective system of internal controls over financial reporting we may be unable to accurately report our financial results, prevent or detect fraud, or provide timely and reliable financial information, which could have a material adverse effect on our business, results of operations or financial condition. See "Risk Factors."

  Recently Issued Accounting Pronouncement

        In July 2006, the FASB issued Interpretation, or FIN, No. 48, Accounting for Uncertainty in Income Taxes, which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. FIN No. 48 provides guidance on the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. We adopted FIN No. 48 on January 1, 2007. As a result of the implementation, we recognized no material adjustment in the liability for unrecognized income tax benefits.

        In September 2006, the FASB issued SFAS No. 157 Fair Value Measurements. SFAS No. 157 provides a new single authoritative definition of fair value and provides enhanced guidance for measuring the fair value of assets and liabilities and requires additional disclosures related to the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS No. 157 is effective for us as of January 1, 2008. We are currently assessing the impact, if any, of SFAS No. 157 on our financial statements.

        In September 2006, the SEC released Staff Accounting Bulletin, or SAB, No. 108, Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements. SAB No. 108 provides interpretive guidance on how public companies quantify financial statement misstatements. There have been two common approaches used to quantify such errors. Under an income statement approach the "roll-over" method, the error is quantified as the amounts by which the current year income statement is misstated. Alternatively, under the balance sheet approach, the "iron-curtain" method, the error is quantified as the cumulative amount by which the current year balance sheet is misstated. In SAB No. 108, the SEC established an approach that requires quantification of financial statement misstatements based on the effects of the misstatements on each of the company's financial statements and the related financial statement disclosures. This model is commonly referred to as a "dual approach" because it requires quantification of errors under both the roll-over and iron-curtain methods. We adopted SAB No. 108 on January 1, 2007 and it did not have a material impact on our financial statements.

        In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of FASB Statement No. 115. SFAS No. 159, which permits companies to measure many financial instruments and certain other assets and liabilities at fair value on an instrument-by-instrument basis under a fair value option, or FVO. SFAS 159 is effective for us as of January 1, 2008. We currently are assessing the impact, if any, of SFAS 159 on our financial statements.

RESULTS OF OPERATIONS

        The following table shows selected items from our consolidated statements of operations data as a percentage of our total revenues:

				Three Months Ended March 31,
	Year Ended December 31,
Consolidated statements of operations data:
	2004	2005	2006	2006	2007
Revenues:
Services	82.0%	80.9%	84.4%	84.0%	85.9%
Products	18.0	19.1	15.6	16.0	14.1

Total revenues	100.0	100.0	100.0	100.0	100.0
Cost of revenues:
Services	44.1	40.9	40.3	40.1	48.2
Products	12.5	13.6	11.3	10.7	11.2

Total cost of revenues	56.6	54.6	51.7	50.7	59.4

Total gross profit	43.4	45.4	48.3	49.3	40.6

Operating expenses:
Sales and marketing	19.0	20.4	19.2	21.2	19.8
General and administrative	9.9	11.4	12.7	10.2	17.0
Provision for doubtful accounts	5.0	6.1	2.7	5.1	3.1
Restructuring and other costs	—	0.3	8.5	—	—

Total operating expenses	33.9	38.3	43.0	36.6	39.8

Operating income	9.5	7.1	5.3	12.7	0.9

Other (income)/expense:
Interest income	(0.1)	(0.1)	(0.2)	(0.1)	(0.1)
Interest expense	3.8	3.4	2.5	2.9	2.1
Other (income)/expense, net	—	—	—	—	—

Total other expense, net	3.7	3.3	2.3	2.8	2.0

Income before income taxes	5.8	3.9	3.0	9.9	(1.1)
Income tax expense/(benefit)	0.1	(13.0)	(6.1)	5.2	(0.4)

Net income	5.7%	16.8%	9.1%	4.7%	(0.7)%

Segment financial data

        Our two segments are services and products. The revenues and operating income data presented in this section and in the Notes to the Consolidated Financial Statements are presented on a basis consistent with our internal management reporting, in accordance with SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, and include certain reconciling and inter segment items which are attributable to each of the segments. Certain corporate level expenses are not included in our segment operating results as they are analyzed separately by management.

Comparison of Three Months Ended March 31, 2006 to March 31, 2007

	Services Segment		Products Segment(1)		Consolidated
	2006	2007	2006	2007	2006	2007
	(in millions)
Revenues	$10.0	$11.1	$1.9	$1.8	$11.9	$13.0
Cost of revenues	4.8	6.2	1.3	1.4	6.0	7.7

Gross profit	$5.2	$4.9	$0.6	$0.4	$5.9	$5.3

(1)
Numbers for the product segment exclude intersegment sales (and related costs of revenues).

Revenues

        Total revenues increased from $11.9 million in the three months ended March 31, 2006 to $13.0 million in the three months ended March 31, 2007, or 8.6%. This increase consisted of an increase of $1.1 million in revenues generated by our services segment which was partially offset by a decline of $0.1 million in revenues generated by our products segment.

  Services segment

        Revenues of our services segment increased from $10.0 million in the three months ended March 31, 2006 to $11.1 million in the three months ended March 31, 2007, or 11.1%. This increase was due to a number of strategic initiatives including increasing the number of third party payor contracts and the people covered under such contracts, increasing efforts to extend service offerings in areas such as holter devices and increases in the sales force. These sales strategies have resulted in a 9.6% increase in patient enrollments to our services, a 1.4% increase in our revenues resulting from a favorable change in the services mix and a 0.1% increase in our revenues as a result of increases in our prices, partially offset by decreases in CMS' reimbursement rates for our monitoring services.

        Our growth in enrollments included 675 patients that received monitoring services using the LifeStar ACT™, which we introduced in the first quarter of 2007. We have been actively working with private third party payors to enter into or modify existing arrangements, and with Highmark, the Medicare carrier in Pennsylvania, to bill for such services; however, a significant portion of these patients did not have a payor arrangement in place. In the absence of a modified or new arrangement, including Highmark for Medicare patients, and a fixed or determinable reimbursement amount, we have recognized these revenues, which were minimal, on a cash basis.

  Products segment

        Revenues from our products segment declined from $1.9 million in the three months ended March 31, 2006 to $1.8 million in the three months ended March 31, 2007, or 4.5%. This decrease was primarily due to a net decline in the number of devices purchased by several of our larger customers as a result of the timing of the orders.

Gross Profit

        Total gross profit decreased from $5.9 million in the three months ended March 31, 2006 to $5.3 million in the three months ended March 31, 2007, or 10.4%. This decrease consisted of a $0.4 million decrease in our services segment and a $0.3 million decrease in our products segment.

  Services segment

        Gross profit in our services segment decreased from $5.2 million in the three months ended March 31, 2006 to $4.9 million in the three months ended March 31, 2007, or 6.7% even as we increased revenues. In the three months ended March 31, 2007, we incurred significant costs with the introduction of the LifeStar ACT™ product related to staffing, communication costs, and product related supplies and depreciation. As related revenues were minimal, gross profit was negatively impacted by $0.6 million. In addition, other increases in staffing levels, overtime and benefits results in a $0.8 million increase in our cost of revenues.

  Products segment

        Gross profit in our products segment decreased from $0.6 million in the three months ended March 31, 2006 to $0.4 million in the three months ended March 31, 2007, or 40.7%. This decrease was due to an underabsorption of labor and overhead costs of $0.3 million as a result of reduced production resulting from the move of the manufacturing operations to the new Rosemont facility and transitional costs provided by former employees.

Operating expenses

  Sales and marketing

        Sales and marketing expenses increased from $2.5 million in the three months ended March 31, 2006 to $2.6 million in the three months ended March 31, 2007, or 1.1%. This increase was due to a $0.2 million increase in trade shows, marketing and travel costs due in part to the launch of the LifeStar ACT™ product in our services segment and a $0.1 million decrease in staffing and consulting costs in our products segment. As a percentage of total revenues, sales and marketing costs decreased from 21.2% in 2006 to 19.8% in 2007.

  General and administrative

        General and administrative expenses increased from $1.2 million in the three months ended March 31, 2006 to $2.2 million in the three months ended March 31, 2007, or 80.0%. This increase was primarily due to an increase of $0.2 million for additions to the management team, net of the Parent company level expenses allocated to us in the prior year which ceased at the end of calendar 2006, $0.4 million in professional fees and outside accounting and finance services, $0.1 million in board of director's fees, and $0.1 million in facility costs in the services segment and $0.1 million in finance professional fees and outside services in the products segment. As a percentage of total revenues, general and administrative expenses increase from 10.2% in 2006 to 17.0% in 2007.

  Provision for doubtful accounts

        Provision for doubtful accounts decreased from $0.6 million in the three months ended March 31, 2006 to $0.4 million in the three months ended March 31, 2007, or 35.2%, as a result of continued management focus on collections in our services segment. As a percentage of revenues, provision for doubtful accounts decreased from 5.1% in 2006 to 3.1% in 2007.

Operating income

        Total operating income decreased from $1.5 million in the three months ended March 31, 2006 to $0.1 million in the three months ended March 31, 2007, or 92.7%. This decrease consisted of a $1.2 million decrease in our services segment and a $0.2 million decrease in operating income from our products segment.

  Services segment

        Operating income in our services segment decreased from $1.8 million in the three months ended March 31, 2006 to $0.6 million in the three months ended March 31, 2007, or 66.1%. This decrease was due to a $0.4 million decrease in our gross profit principally due to the launch of the LifeStar ACT™ product and a $0.8 million increase in general and administrative costs primarily due to staff increase and higher cost of professional services.

  Products segment

        Operating results in our products segment decreased from a $(0.3) million loss in the three months ended March 31, 2006 to a $(0.5) million loss in the three months ended March 31, 2007. This decrease in operating income was primarily due to a $0.3 million decrease in our gross profit from the underabsorption of labor and overhead costs partially offset by a decrease of $0.1 million of operating costs.

Other (income) expense

        Total other expenses remained stable at $0.3 million in both periods. As a percentage of total revenues, other expenses decreased from 2.8% in the three months ended March 31, 2006 to 2.0% in the three months ended March 31, 2007.

Income tax (benefit) expense

        Income tax expense decreased from $0.6 million in the three months ended March 31, 2006 to a benefit of $(0.1) million in the three months ended March 31, 2007. Total income tax benefit in 2007 was 39.4% of pre-tax (loss) compared to 52.3% of pretax income in 2006. The higher tax rate for 2006 reflects certain nondeductible costs incurred in 2006 that did not recur in 2007.

Net Income (Loss)

        Net income (loss) decreased from $0.6 million in the three months ended March 31, 2006 to $(0.1) million in the three months ended March 31, 2007. This decrease was primarily due to higher costs revenues and higher general and administrative expenses.

Comparison of Fiscal Year Ended December 31, 2005 to December 31, 2006

	Services Segment		Products Segment(1)		Consolidated
	2005	2006	2005	2006	2005	2006
	(in millions)
Revenues	$37.5	$42.5	$8.9	$7.8	$46.4	$50.3
Cost of revenues	19.0	20.3	6.3	5.7	25.3	26.0

Gross profit	18.5	22.2	2.5	2.1	21.1	24.3

(1)
Numbers for the product segment exclude intersegment sales (and related costs of revenues).

Revenues

        Total revenues increased from $46.4 million in 2005 to $50.3 million in 2006, or 8.5%. This increase consisted of an increase of $5.0 million in revenues generated by our services segment which was partially offset by a decline of $1.1 million in revenues generated by our products segment.

  Services segment

        Revenues of our services segment increased from $37.5 million in 2005 to $42.5 million in 2006, or 13.3%. This increase was due to a number of strategic initiatives including focusing sales strategies on increasing the number of third party payor contracts and the people covered under such contracts, increasing efforts to extend service offerings in areas such as Holter devices and changing the sales commission policy to create a stronger and more active sales force. These sales strategies have resulted in a 10.1% increase in patient enrollments to our services, a 2.0% increase in our revenues resulting from a favorable change in the services mix and a 1.2% increase in our revenues as a result of increases in our prices, including increases in CMS' reimbursement rates for our monitoring services.

  Products segment

        Revenues from our products segment declined from $8.9 million in 2005 to $7.8 million in 2006, or 11.7%. This decline was primarily due to a decline in the number of devices purchased by one of our larger customers as a result of the timing of the orders as well as pricing pressures.

Gross Profit

        Total gross profit increased from $21.1 million in 2005 to $24.3 million in the 2006, or 15.5%. This increase consisted of a $3.7 million increase in our services segment, which was partially offset by a $0.4 million decrease in our products segment.

  Services segment

        Gross profit in our services segment increased from $18.5 million in 2005 to $22.2 million in 2006, or 19.8%. This increase was due to a $5.0 million increase in revenues with only a $1.3 million increase in our cost of revenues, which was mainly the result of leveraging our scalable infrastructure to expand our service business without incurring comparable additional costs, the impact of new additions to the management team and workforce reductions in May and July of 2005.

  Products segment

        Gross profit in our products segment decreased from $2.5 million in 2005 to $2.1 million in 2006, or 15.8%. This decrease was primarily due to a $1.1 million decrease in our revenues, which was the result of a decline in the number of devices purchased by one of our larger customers as well as pricing pressures.

Operating expenses

  Sales and marketing

        Sales and marketing expenses increased from $9.5 million in 2005 to $9.7 million in 2006, or 1.8%. This increase was primarily due to a $0.6 million increase in commissions due to higher revenues and changes in the commission plan offset by a $0.3 million decrease in marketing personnel costs in our services segment and a decrease of $0.1 million in marketing costs in our product segment. As a percentage of total revenues, sales and marketing expenses decreased from 20.4% in 2005 to 19.2% in 2006.

  General and administrative

        General and administrative expenses increased from $5.3 million in 2005 to $6.4 million in 2006, or 20.2%. This increase was primarily due to a $0.3 million increase in professional fees, a $0.3 million increase in salaries and benefits principally for additions to our management team, net of a reduction in Parent company-level expenses allocated to us in the current period, a $0.1 million increase in travel costs in our services segment and $0.3 million of moving costs associated with the decision to move our manufacturing operations from San Diego, California to Rosemont, Illinois in our product segment. As a percentage of total revenues, general and administrative expenses increased from 11.4% in 2005 to 12.7% in 2006.

  Provision for doubtful accounts

        Provision for doubtful accounts decreased from $2.8 million in 2005 to $1.3 million in 2006, or 52.3%, as a result of continued management focus on collections in our services segment. As a percentage of revenues, provision for doubtful accounts decreased from 6.0% in 2005 to 2.7% in 2006.

  Restructuring and other costs

        Restructuring and other costs increased significantly from $0.2 million in 2005 to $4.3 million in 2006. This increase was due primarily to legal, tax, and other consulting fees of $0.4 million associated with the reorganization of our corporate structure, which included our formation, as well as the costs of incremental audit procedures of the Company's financial statements upon formation of $2.3 million and $0.7 million of additional accounting support, valuation and other consulting services in preparation for the Company's initial public offering. Also in 2006, we incurred restructuring costs for severance and facility costs of $0.8 million associated with the move of manufacturing operations to Rosemont, Illinois. As a percentage of total revenues, restructuring and other costs increased from 0.3% in 2005 to 8.5% in 2006.

Operating income

        Total operating income decreased from $3.3 million in the 2005 to $2.7 million in 2006, or 19.3%. This decrease consisted of a $1.4 million increase in our services segment, which was offset by a $2.0 million decrease in operating income from our products segment.

  Services segment

        Operating income in our services segment increased from $4.8 million in 2005 to $6.2 million in 2006, or 28.0%. This increase was due to a $3.7 million increase in our gross profit and a $0.4 million decrease in sales, general and administrative costs and was partially offset by a $2.7 million increase in restructuring and other costs.

  Products segment

        Operating loss in our products segment increased from $(1.5) million in 2005 to $(3.5) million in 2006, or 131.9%. This increase in operating loss was primarily due to a $0.4 million decrease in our gross profit and $1.5 million of restructuring and other costs in our products segment.

Other (income) expense

        Total other expense decreased from $1.5 million in 2005 to $1.1 million in 2006, or 24.8%. This decrease was due primarily to reduced interest expense of $0.3 million due to repayment of portions of our bank loans and loans payable to our parent companies. As a percentage of total revenues, other expenses decreased from 3.3% in 2005 to 2.3% in 2006.

Income tax (benefit) expense

        The income tax benefit decreased from $(6.0) million in 2005 to $(3.1) million in 2006. Total income tax benefit in 2005 was 336.4% of pre-tax income, while for 2006 it was 200.1% of pre-tax income. During 2005, we utilized approximately $1.1 million of the valuation allowance due to current year earnings. In the fourth quarter of 2005, based on current and expected profitability of LifeWatch Services, we determined it was more likely than not that deferred tax assets in this subsidiary would be realized and accordingly released $6.0 million of valuation allowance. In the fourth quarter of 2006, in conjunction with the reorganization of the corporate structure, which resulted in our requirement to file a consolidated tax return in the United States, we re-evaluated the realizability of the LifeWatch Technologies deferred tax assets and determined that it was more likely than not that certain of this subsidiaries deferred tax assets would be realized. This resulted in the release of $4.1 million of valuation allowance. The lower income tax benefit for 2006 was principally due to these net changes in our valuation allowances of $3.1 million.

Net Income

        Net income decreased from $7.8 million in the 2005 to $4.6 million in 2006, or 41.3%. This decrease was primarily due to improved gross profit offset by higher restructuring and other charges and lower income tax benefit.

Comparison of Fiscal Year Ended December 31, 2004 to December 31, 2005

	Services Segment		Products Segment(1)		Consolidated
	2004	2005	2004	2005	2004	2005
	(in millions)
Revenues	$37.2	$37.5	$8.1	$8.9	$45.3	$46.4
Cost of revenues	20.0	19.0	5.7	6.3	25.7	25.3

Gross profit	17.2	18.5	2.5	2.5	19.7	21.1

(1)
Numbers for the product segment exclude intersegment sales (and related costs of revenues).

Revenues

        Total revenues increased from $45.3 million in 2004 to $46.4 million in 2005, or 2.4%. This increase consisted of an increase of $0.3 million from our services segment and an increase of $0.8 million from our products segment.

  Services segment

        Revenues in our services segment increased from $37.2 million in 2004 to $37.5 million in 2005, or 1.0%. This increase was primarily due to a 2.9% increase in patient enrollments to our services due to the implementation of certain sales strategies focused on refining the sales team which was offset to a lesser extent by price decreases which resulted from the growth in the number of third party payor contracts. The increase in patient enrollments was partially offset by lower fixed reimbursement rates.

  Products segment

        Revenues in our products segment increased from $8.1 million in 2004 to $8.9 million in 2005, or 8.9%. This increase was primarily due to an increase in the number of devices purchased by one of our largest products segment customers as a result of the timing of the orders.

Gross Profit

        Total gross profit increased from $19.7 million in 2004 to $21.1 million in 2005, or 7.2%. This increase consisted of a $1.4 million increase in our services segment and a nominal increase in our products segment.

  Services segment

        Gross profit in our services segment increased from $17.2 million in 2004 to $18.5 million in 2005, or 8.0%. This increase was due to a $0.3 million increase in revenues with a $1.0 million decrease in our cost of revenues. The decrease in our cost of revenues was primarily due to a reduction in staff and related compensation and benefits costs in May and July of 2005, the addition of billing staff to process the reimbursement of patient claims which had previously been outsourced at higher costs and lower depreciation due to a large number of devices being fully depreciated.

  Products segment

        Gross profit in our products segment remained flat at approximately $2.5 million from 2004 to 2005. This was a result of increased sales to one of our major customers at unusually low margins.

Operating expenses

  Sales and marketing

        Sales and marketing expenses increased from $8.6 million in 2004 to $9.5 million in 2005, or 10.0%. This increase was due primarily to increases in our services segment for compensation and benefits costs for additional marketing and managed care personnel of $0.3 million, business development project expenses of $0.3 million, including the planning and development of marketing strategies for the LifeStar ACT™ and Card Guard's vital signs monitoring products, and $0.1 million incurred in connection with severance and other expenses involved in replacing a senior marketing position. Also, in our products segment, there was an increase of salaries, commissions, and recruiting expenses of $0.1 million and marketing and product sample costs of $0.1 million. As a percentage of total revenues, sales and marketing expenses increased from 19.0% in 2004 to 20.4% in 2005.

  General and administrative

        General and administrative expenses increased from $4.5 million in 2004 to $5.3 million in 2005, or 18.5%. The increase was primarily in our services segment due to $0.3 million incurred in connection with severance and other expenses involved in replacing senior employees, and a net increase of $0.2 million in services provided to us by our parent companies and its employees. Also, in our products segment, there were severance and other expenses of $0.2 million involved with replacing one senior executive position and $0.1 million as a result of an increase in compensation and benefits. As a percentage of total revenues, general and administrative expenses increased from 9.9% in 2004 to 11.4% in 2005.

  Provision for doubtful accounts

        Provision for doubtful accounts increased from $2.3 million in 2004 to $2.8 million in 2005, or 24.8%, as the prior year included favorable settlements from two large payors in our services segment. As a percentage of revenues, provision for doubtful accounts increased from 5.0% in 2004 to 6.0% in 2005.

  Restructuring and other costs

        Restructuring and other costs increased from $0 in 2004 to $0.2 million in 2005. This increase was due to staff reductions in the service center and marketing departments of our services segment in May and July 2005 and the related severance expenses. As a percentage of total revenues, restructuring and other costs increased from 0.0% in 2004 to 0.3% in 2005.

Operating income

        Total operating income decreased from $4.3 million in 2004 to $3.3 million in 2005, or 23.0%. This decrease consisted of a $0.4 million decrease in our services segment and a $0.6 million decrease in our products segment.

  Services segment

        Operating income in our services segment decreased from $5.2 million in 2004 to $4.8 million in 2005, or 8.1%. This decrease was primarily due to increases in operating expenses of $1.8 million which were not offset by increases in gross profit of $1.5 million.

  Products segment

        Operating loss in our products segment increased from $0.9 million in 2004 to $1.5 million in 2005, or 59.4%. This increase was primarily due to increases in operating expenses of $0.6 million and only a nominal increase in gross profits.

Other (income) expenses

        Total other expenses decreased from $1.7 million in 2004 to $1.5 million in 2005, or 9.6%. This decrease was due primarily to reduced interest expense of $0.2 million due to repayment of portions of our bank loans and loans payable to our parent companies. As a percentage of total revenues, other expenses decreased from 3.7% in 2004 to 3.3% in 2005.

Income tax (benefit) expense

        Income tax (benefit) expense changed from $0.1 million of an income tax expense in 2004 to an income tax benefit of $6.0 million in 2005. In the fourth quarter of 2005, based on current and expected profitability, we determined that it was more likely than not that the deferred tax assets in our LifeWatch Services subsidiary would be realized and released the valuation allowance on those assets. The release and change in valuation allowance totaled $7.4 million in 2005. Total income tax expense in 2004 was 2.1% of pre-tax income, as opposed to an income tax benefit in 2005.

Net Income

        Net income increased from $2.6 million in 2004 to $7.8 million in 2005. This increase was primarily due to a release of a deferred tax valuation allowance.

LIQUIDITY AND CAPITAL RESOURCES

        Since the acquisition of our two operating subsidiaries by Card Guard affiliates in 2000, their operations have been funded primarily by cash generated from operations, borrowings under our credit facilities with banks, borrowings from our parent companies and capital leases. As of December 31, 2006 and March 31, 2007, we had $3.6 million and $2.6 million in cash and cash equivalents and a working capital deficit of $(2.5) million and $(4.2) million, respectively. In addition, as of December 31, 2006, we had $39.1 million and $38.7 million of total debt, respectively; $5.3 million and $5.0 million, of the bank note guaranteed by our parent companies, respectively; $5.0 million and $5.0 million, of the notes payable to our parent companies, respectively; $4.1 million and $3.6 million, in respect of capital leases and other notes, respectively; $2.0 million and $2.4 million, outstanding under our revolving line of credit, respectively; and $22.6 million and $22.6 million, of the capital note from our parent companies, respectively. We intend to use the net proceeds from this offering to repay up to $27.7 million of outstanding debt owing to our parent companies. Our long-term loans are collateralized by a Card Guard guarantee and our line of credit is collateralized by our receivables. As of December 31, 2006 and March 31, 2007, the Company had $2.1 million and $2.4 million available under its various lines of credit. This balance includes a new facility executed on October 17, 2006. The expired and new revolving line of credit contains two financial covenants that are measured quarterly covering tangible net worth and debt coverage. During the second and third quarters of 2005 and the fourth quarter of 2006 we were not in compliance with the terms of the revolving line of credit covenants. We obtained appropriate waivers from the bank and related waivers under another debt facility's cross default provision. In connection with obtaining the bank waiver for the fourth quarter of 2006, the Company amended the maturity date from October 28, 2007 to October 28, 2012 with respect to a $1.5 million note payable from the Parent.

        We believe that the net proceeds from this offering, our cash flow from operations, availability under our lines of credit and our cash and marketable securities will be adequate to fund our capital expenditures, contractual commitments and other demands and commitments for the foreseeable future as well as for the long-term. We believe that cash flow generated from operations, proceeds of this offering and cash available to us from our credit facilities will be sufficient to cover the future capital expenditures, repayment of outstanding debt to our parent companies, and sales and marketing costs required in connection with launching new products, as currently contemplated and as we describe below. However, if existing cash and cash generated from operations are insufficient to satisfy our liquidity requirements, we may seek financing elsewhere by selling additional equity or debt securities or by obtaining additional credit facilities.

        During the next 12 months, we expect our more significant capital expenditures to be as follows:

  •
  $5 million to $10 million in purchases of cardiac monitoring devices, including the LifeStar ACT™; and

  •
  approximately $2.9 million of capital expenditures that will be incurred in connection with the relocation of our San Diego, California and Buffalo Grove, Illinois operations to our new facilities in Rosemont, Illinois, and the upgrade and enhancement of our systems and application infrastructure.

        We expect to fund these expenditures, as well as our other contractual obligations and commercial commitments, primarily from proceeds from this offering as well as cash flow generated from operations and additional capital leases.

Historical cash flows

        The following table sets forth the components of our historical cash flows for the periods indicated:

	Year ended December 31,			Three months ended March 31,
	2004	2005	2006	2006	2007
	(in millions)
Net cash provided by operating activities	$13.0	$11.2	$8.3	$2.0	$1.0
Net cash used in investing activities	(2.5)	(1.9)	(3.6)	(0.8)	(1.0)
Net cash used in financing activities	(8.9)	(5.7)	(7.1)	(1.0)	(1.0)

Net increase in cash and cash equivalents	$1.6	$3.6	$(2.4)	$0.2	$(1.0)

Three months ended March 31, 2006 and March 31, 2007

        At December 31, 2006 and March 31, 2007, we had cash and cash equivalents of $3.6 million and $2.6 million, respectively. As of December 31, 2006 and March 31, 2007, we had available $2.1 million and $2.4 million available under our various lines of credit.

  Net cash provided by operating activities

        Our operating activities provided cash of $2.0 million and $1.0 million for the three months ended March 31, 2006 and 2007, respectively. The decrease in cash flows were primarily due to a decline in operating results in the three months ended March 31, 2007.

  Net cash used in investing activities

        Net cash used in investing activities was $0.8 million in the three months ended March 31, 2006 and $1.0 million in the three months ended March 31, 2007. For both periods this cash was used for the purchase of property and equipment and software and computer equipment.

  Net cash used in financing activities

        Net cash used in financing activities was $1.0 million in 2006 and $1.0 million in 2007. Our financing activities in 2006 consisted of the repayment of our indebtedness of $1.5 million to our Parent companies and $0.8 million for long-term loans and capital leases, which were partially offset by a $0.1 million net increase in our line of credit and additional borrowings of $1.2 million. Our financing activities in 2007 consisted of the repayment of $0.9 million for long-term loans and capital leases, which were partially offset by a $0.4 million net increase in our line of credit and additional borrowings of $0.2 million. In addition, we incurred $0.7 million in transaction costs in 2007 in preparation for our initial public offering.

Years ended December 31, 2004, December 31, 2005 and December 31, 2006

  Net cash provided by operating activities

        At December 31, 2005 and December 31, 2006, we had cash and cash equivalents on hand of $6.0 million and $3.6 million, respectively. Our operating cash activities provided cash of $13.0 million in 2004, $11.2 million in 2005, and $8.3 million in 2006.

        Cash from operating activities for all three years were primarily a result of improved operating results and a reduction in accounts receivables balances of $1.7 million in 2005 and $0.6 million in 2006 due to our improved collection efforts. These improved collection efforts are illustrated by our days of sales outstanding, which have improved from 69 days at December 31, 2004 to 48 days and 41 days at

December 31, 2005 and 2006, respectively, due to the changes in our collection and claims processing and our increased attention on collections. We calculate our days of sales outstanding on a quarterly basis, taking the accounts receivable outstanding at the end of the period, divided by the total revenues for the last quarter, multiplied by the number of days in that quarter. In addition, an increase in accounts payable of $1.8 million in 2006 was due to costs associated with the formation of the Company and preparation for the offering.

  Net cash used in investing activities

        Net cash used in investing activities was $2.5 million in 2004, $1.9 million in 2005 and $3.6 million in 2006. In all periods this cash was used primarily for the purchase of property and equipment, primarily cardiac monitoring devices, software and computer equipment including $0.5 million in 2006 for the purchase of the new LifeStar ACT product.

  Net cash used in financing activities

        Net cash used in financing activities was $8.9 million in 2004, $5.7 million in 2005 and $7.1 million in 2006. Our financing activities in 2004 were primarily for repayment of our indebtedness of $5.2 million to our parent companies, $5.4 million for long-term loans and capital leases and $0.6 million reduction in our line of credit which were partially offset by additional borrowings totaling $2.3 million. Our financing activities in 2005 were primarily for repayment of our indebtedness of $5.7 million to our parent companies and $2.9 million for long-term loans and capital leases, which were partially offset by additional borrowing totaling $2.9 million. Our financing activities in 2006 consisted of the repayment of our indebtedness of $4.8 million to our Parent companies and $3.6 million for long-term loans and capital leases and a $0.3 million decrease in our line of credit, which were partially offset by additional borrowings of $3.1 million. In addition, we incurred $1.5 million in transaction costs in 2006 in preparation for our initial public offering.

Off-balance sheet arrangements

        As of December 31, 2006, we did not have any outstanding derivative financial instruments, off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.

Contractual obligations and commercial commitments

        The following table summarizes our material contractual obligations as of December 31, 2006:

	Payments due by period
Contractual obligations	Total	Less than 1 year	1–3 Years	3–5 Years	More than 5 Years
Revolving Line of Credit	$2.0	$2.0	—	—	—
Bank debt(1)	5.3	1.3	4.0	—	—
Interest payments on bank debt(1)	0.7	0.3	0.4	—	—
Capital lease obligations	3.7	2.0	1.7	—	—
Related Party Note Payable(2)	2.1	—	0.4	0.2	1.5
Interest payments on Related Party Note Payable(2)	4.3	—	3.7	—	0.6
Other Notes Payable	0.4	0.2	0.2	—
Capital Note from Card Guard(3)	22.6	—	—	—	22.6
Purchase obligations(4)	2.8	2.5	0.3	—
Operating leases(5)	9.3	0.9	2.7	1.3	4.4

Total	$53.2	$9.2	$13.4	$1.5	$29.1

(1)
Our bank note guaranteed by our parent companies, excludes accrued interest, which accrues at a fixed rate of 6.8%.

(2)
Our notes payable to our parent companies, subordinated and ranked junior to any current and future debt obligations, and excludes accrued interest, which is payable upon maturity, at annual interest rates from 3.25% to 8.5% maturing between September 2010 and October 2012.

(3)
Our capital note with our parent companies, does not bear interest, and does not have a fixed maturity date, however, it is repayable upon a joint decision by us and our parent companies and will be repaid upon the consummation of this offering, and is subordinated and ranked junior to any other of our current and future debt obligations.

(4)
On November 30, 2006, we entered into an exclusive sales agreement with one of our parent companies, with respect to the sale of LifeStar ACT™ and any related parts and equipment. Pursuant to this agreement, we have been granted rights to purchase and provide monitoring services with the LifeStar ACT™ on an exclusive basis in the United States through December 31, 2011, and a non-exclusive basis through December 31, 2016. To maintain exclusivity under the agreement we must purchase a minimum aggregate amount of $3 million of LifeStar ACT™ products per fiscal year.

The Company had purchase obligations of $975 and $420 at December 31, 2006, relating to open purchase orders for the LifeStar ACT™ product and other products, respectively, from the Parent. In addition, the Company has additional purchase obligations of $1,423 relating to vendors, other than the Parent.

(5)
Includes a long-term office lease entered into on November 15, 2006 for up to 50,308 square feet located at the O'Hare International Center II in Rosemont, Illinois. The lease commences in January 2007 and expires in March 2019. For the initial eleven months of the lease term, we have no lease payments due.

Seasonality

        Our service segment is seasonal in nature. Historically, revenues of our service segment are lower during the third quarter than throughout the rest of the year as a result of patients and physicians taking vacations during the summer months.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        For the period ended December 31, 2006, none of our revenues were denominated in currencies other than U.S. dollars. Although all of our revenues and purchases are currently denominated in U.S. dollars, future fluctuations in the value of the U.S. dollar may affect the price competitiveness of our products outside the United States.

Interest rate risk

        While our variable rate debt obligations expose us to the risk of rising interest rates, management does not believe that the potential exposure is material to our overall financial performance or results of operations. Based on December 31, 2006 borrowing levels, a 1.0% increase or decrease in current market interest rates on our variable rate debt obligations would have a $0.2 million effect on our statement of operations over a twelve month period.

BUSINESS

Overview

        We are an integrated health care services and technology monitoring company. Our solution combines clinically validated, standardized monitoring services through our state-of-the-art call centers and access to technologically advanced monitoring devices to enable physicians to have remote oversight of their patients 24 hours a day, seven days a week, 365 days a year. To date, we have provided services and sold devices primarily related to cardiac ambulatory event monitoring, the related services of which constitute a majority of our revenues, as well as holter monitoring and pacemaker monitoring. We believe that we are a leading provider of ambulatory cardiac event and Holter monitoring services among independent diagnostic testing facilities, or IDTFs, and a leading manufacturer and distributor of ambulatory cardiac event monitoring devices in the United States. We provide our services in conjunction with FDA-approved cardiac monitoring devices through our wholly owned subsidiary LifeWatch Services. In addition, we manufacture and distribute cardiac monitoring devices through our wholly owned subsidiary LifeWatch Technologies. According to a 2004 Frost & Sullivan report, in 2004 we held leading market share positions representing approximately 19.4% and 34.3% of the U.S. markets for ambulatory cardiac event monitoring services provided by IDTFs and for cardiac event monitoring device sales, respectively. We believe our existing platform can be extended to remotely monitor additional chronic illnesses as well as conditions related to age, personal safety and wellness.

        Our services are used by physicians to monitor electrocardiographic data, or cardiac events, for patients who are suspected of having heart rhythm disorders, or cardiac arrhythmias, that often precede serious complications associated with cardiovascular disease or other conditions. Our services are primarily used in conjunction with our, our parent companies, or another party's cardiac monitoring devices that capture specific cardiac events that are relied upon for the diagnosis of cardiac arrhythmias and allow physicians to provide appropriate treatment to their patients, thus saving patients from significant medical events, including death. In cases where it is determined that a patient requires immediate medical attention, we notify the patient's physician and the appropriate emergency response professionals. Our services are prescribed to patients by their physicians and, upon such prescription, patients receive the prescribed cardiac monitoring devices from their physicians or directly from us for a limited period of time, typically up to 30 days for cardiac event monitors, and return them to us at the end of the monitoring period for further processing. We receive payments for our monitoring services, including the use of cardiac monitoring devices, primarily through Medicare and private third party payors, such as insurance companies.

        We offer a comprehensive spectrum of remote cardiac monitoring services using cardiac monitoring devices which include monitoring holters, traditional manual trigger looping and non-looping event recorders, the auto-detect LifeStar AF™ cardiac event monitor and Card Guard's newest ADAS LifeStar ACT™ cardiac event monitor, which we recently launched in the first quarter of 2007. We believe Card Guard's LifeStar ACT™, which received U.S. Food and Drug Administration, or FDA approval in August 2006, and for which we have exclusive rights in the United States through 2011, represents the latest advancement in the evolution of cardiac event monitoring because, among other things, it: (i) is remotely programmable; (ii) is the only ADAS cardiac event monitor that can operate on any mobile telephony protocol; and (iii) has a longer recording memory than existing cardiac event monitors. In addition, our LifeStar ACT™ related monitoring services would allow physicians to receive data about cardiac events that require physician notification, or clinically significant events, in the least amount of time, an ability that we refer to as diagnostic yield. Our and our parent companies' historical market leadership in cardiac event monitoring devices and the continued introduction, sale and distribution by us of technologically advanced products ensures that the physicians we serve have the ability to provide their patients with the most effective devices available. In March 2006, we, along with our ultimate parent company Card Guard AG, were selected as the recipient of Frost & Sullivan's 2006 Technology Innovation Award in the field of remote patient monitoring for focus on research, development and marketing to support future growth of the industry.

        We and our parent and predecessor companies have a long history of commercializing technologically advanced cardiac monitoring devices for patient use. Since the 1970s, our subsidiary LifeWatch Technologies and its predecessors have been manufacturing, selling and distributing a broad range of advanced cardiac monitoring devices, including its own cardiac monitoring devices, in the United States, to physicians, hospitals and other IDTFs who use them to provide their own monitoring services. Since 2001, LifeWatch Technologies has also been distributing Card Guard's cardiac monitoring devices in the United States.

        Our management team has recently implemented a series of strategic initiatives directed at launching new services and products, growing the number of our referring physicians, increasing the number of private third party payor contracts and the people covered under such contracts, increasing our sales force, focusing our marketing efforts, diversifying our product offerings to include wireless ambulatory vital signs monitoring and expanding our cardiac monitoring service offerings for clinical research. We believe that the foregoing initiatives, together with projected market expansion, will drive the growth of our business.

        In this prospectus we refer on numerous occasions to the 2004 Frost & Sullivan report. We believe that this is the most recent, accurate and comprehensive source of information available on the markets for cardiac monitoring services and products and that it continues to be an excellent source for information about these markets. Except for reports and studies published by Frost & Sullivan that we have purchased in the past, or may purchase in the future, we do not expect to make any future payments to them.

Industry

        The ambulatory cardiac monitoring services and product market in the United States in 2004 was a $1.1 billion industry, composed of approximately $1.04 billion related to services and $74 million related to product sales. This industry encompasses ambulatory cardiac event monitoring, holter monitoring and pacemaker monitoring services. The majority of our revenues come from the ambulatory cardiac event monitoring services market. According to the 2004 Frost & Sullivan report, the ambulatory cardiac event monitoring services market was a $398 million market in 2004 and was expected to grow to $614 million by 2011. We believe that the market for ambulatory cardiac event monitoring services will grow over the foreseeable future as a result of an aging and growing population, the increase in a prevalence of health conditions such as obesity that increase the likelihood of heart related diseases and the increasing awareness of cardiac diseases.

        We provide our monitoring services, including our ambulatory cardiac event monitoring services, as an IDTF. An IDTF is defined by CMS as an entity independent of a hospital or physician's office in which diagnostic tests are performed by licensed or certified nonphysician personnel under appropriate physician supervision. According to the 2004 Frost & Sullivan report, as of 2004 there were over 150 IDTFs, many of which were very small with minimal revenues. IDTFs provide monitoring services to the patient's hospital or physician when they outsource the service as opposed to providing it themselves. As a result, our main competitors are other IDTFs who compete to provide these outsourced monitoring services. According to the 2004 Frost & Sullivan report, the overall cardiac monitoring services market addressed by the IDTFs was $309 million in 2004, which includes ambulatory cardiac event monitoring, holter monitoring and pacemaker monitoring services. We believe that the portion of the overall ambulatory cardiac monitoring services market addressed by IDTFs is expected to grow as physicians and hospitals increasingly outsource monitoring services to IDTFs like ourselves, due to increased capital requirements and new technology, such as ADAS devices, including the LifeStar ACT™, which are not available to hospitals or physicians.

        Ambulatory cardiac event monitoring services, which constitutes the majority of our revenues, is divided into three components: the "hook-up" component; the monitoring component and the physician interpretation component. While physicians and hospitals provide all three components, currently IDTFs, including ourselves, primarily provide only the monitoring component of the services. In 2004, IDTFs held 32% of the overall ambulatory cardiac event monitoring services market. Because providing the monitoring component requires 24-hour attended monitoring, for practical purposes, many physicians and hospitals resort to outsourcing this monitoring component to IDTFs, or at least the after hours monitoring component, even if they may have the appropriate monitoring equipment. IDTFs provide the monitoring component of the services either directly, in which case they receive payments directly from the patient's insurer, or on a sub-contracting basis from physicians, in which case the physician or hospital bills the insurance company and the IDTF just receives a payment from the physician or hospital. Based on Medicare reports, in 2006 IDTFs were responsible for approximately 93% of the claims made for Medicare payments for the monitoring component of cardiac event monitoring services, where payment for such component was sought separately. Because of the 24-hour attended requirement, we also believe that in a majority of the cases where a physician or a hospital bills for all three components, it subcontracts with an IDTF for the monitoring component of the services. A significant portion of the cardiac event and holter monitoring industry is focused on the detection and diagnosis of cardiac arrhythmias. A cardiac arrhythmia is categorized as a temporary or sustained irregular heart rhythm that is caused by abnormal functioning of the system that administers electrical signals to the chambers of the heart. Proper administration of electrical signals to the heart is necessary to ensure effective heart function. As a result, poor or ineffective heart function caused by cardiac arrhythmia is frequently associated with death. While many cardiac arrhythmias have no cause, a number of factors can contribute to them. These factors include cardiovascular disease, high blood pressure, diabetes, smoking, excessive consumption of alcohol or caffeine, illicit drug abuse or stress. Therefore, while often benign, a cardiac arrhythmia may be a symptom of serious cardiovascular disease and, if left untreated, can lead to stroke or other serious complications. The ability to diagnose and find the cause of a cardiac arrhythmia is therefore important both to treat those patients with serious cardiovascular diseases as well as to identify those patients that require no further medical attention.

        Pacemaker monitoring services is approximately a $200 million industry in the United States according to the 2004 Frost & Sullivan report. Pacemakers are devices that are implanted in patients to help maintain their heartbeat at a regular rhythm. These devices are implanted in thousands of patients in the United States annually, either as new insertions or as replacements of old pacemakers. Pacemakers are typically monitored between one and four times a year. Certified cardiac technicians monitor, among other things, a pacemaker's program settings, battery status and interaction with a patient's heart. This data is then summarized and a report is provided to the patient's physician.

Overview of Cardiac Arrhythmias

        According to the American Heart Association, cardiac arrhythmias are responsible for over 850,000 hospitalizations every year. Cardiac arrhythmias are typically classified by both the speed of the heart rate that they cause as well as the area of the heart in which they originate. The table below describes and provides examples of the two principal forms of cardiac arrhythmias according to the speed of the heart rate that they cause:

Type of Cardiac Arrhythmia	Description	Examples
Tachycardia	Heart rate greater than 120 beats per minute	Atrial fibrillation, ventricular tachycardia, ventricular fibrillation, syncope
Bradycardia	Heart rate less than 60 beats per minute	Sinoatrial disease (sick sinus), carotid sinus hypersensitivity, vasovagal syndrome, atrial ventricular heart block, asystole, syncope

        The cardiac arrhythmias described below provide examples of the correlation between cardiac arrhythmias and the increased occurrence of certain types of cardiovascular disease or health disorders:

  Atrial Fibrillation and Stroke

        The most prevalent life-threatening cardiac arrhythmia is atrial fibrillation, or AF, a cardiac disease that is typically preceded by cardiac arrhythmias. According to a recent study, the lifetime risk of developing AF is one in four for men and women over the age of 40. Moreover, the American Heart Association reports that atrial fibrillation affects approximately 5.1 million Americans and the prevalence of this condition is expected to experience a three-fold increase over the next five decades if the rate of occurrences of AF continues to increase. The likelihood of AF increases with age as approximately 10% of individuals over the age of 80 are affected. Approximately 300,000 new cases of AF are diagnosed annually in the United States.

        Individuals with AF have a five times greater risk of developing a stroke. According to the American Heart Association, AF is responsible for 15% to 20% of all strokes, the third leading cause of death in the United States. AF impairs blood flow through the upper chambers of the heart, and the resulting sluggish blood flow can precipitate the formation of blood clots within the heart that if released into the blood stream can obstruct circulation to vital organs. A stroke occurs when a clot lodges in an artery in the brain and stops the flow of blood to that region, resulting in damage to the brain and potentially associated disability.

  Arrhythmatic Syncope

        Syncope is a prevalent disorder, accounting for 1% to 3% of emergency department visits and up to 6% of hospital admissions each year in the United States. Syncope, or fainting, is commonly the result of an acute decrease in cerebral blood flow that may be the result of tachycardia or bradycardia. Due to the large number of noncardiovascular as well as cardiovascular causes of this recurring and potentially life-threatening condition, ambulatory cardiac monitoring is an important diagnostic procedure to determine if a cardiac arrhythmia is the primary cause of syncope.

Evolution in Devices Used to Diagnose Cardiac Arrhythmias

        Physicians can diagnose cardiac arrhythmias in their offices or clinics as well as remotely with the use of ambulatory cardiac monitoring devices. In their offices or clinics, physicians will typically administer a resting electrocardiogram, or ECG or a stress test in order to record and analyze a patient's cardiac events for evidence of a cardiac arrhythmia. If physicians find that such tests do not produce a diagnosis or if they would like to monitor a patient for a longer period of time, they will typically prescribe an ambulatory cardiac monitoring device for their patients. Cardiac monitoring services and products have evolved to become increasingly more effective over time due to the advancement of technology.

  Holter Monitor

        Traditionally, in the ambulatory setting, physicians have prescribed a holter, which is a cardiac monitoring device that is generally worn by a patient for a 24 to 48 hour period in order to capture cardiac events. After the 24 to 48 hour period, the magnetic tape containing the data recorded by this device is delivered by hand or mail for processing and analysis by the physician or a third party service provider. For a patient that has an unpredictable or intermittent cardiac arrhythmia, a holter may not be an appropriate device due to the insufficient duration of the monitoring period. As a result of both the insufficient monitoring period as well as the delay in analysis of a patient's cardiac events, patients may not receive timely diagnosis of their condition. A 2004 Frost & Sullivan report stated that holters have been found to be up to 90% ineffective in diagnosing cardiac arrhythmias.

        Although newer technologies continue to replace the older technologies for most patients, the older technologies, such as holters, continue to be used today. Holters are still an acceptable form of monitoring for certain patients as many physicians own their own holters and the training physicians receive during their education revolved around holter technology.

        Due to the limited clinical efficacy of the holter, newer devices called cardiac event monitors have become increasingly relied upon by physicians due to their greater diagnostic yield. The following summarizes the basic characteristics and capabilities of currently available cardiac event monitors:

  Manual Trigger Event Monitor

        A cardiac event monitor records several minutes of activity at a time and then starts over, a process referred to as memory loop recording. When a patient feels the symptoms of an event, he or she holds the manual trigger, or MT, cardiac event monitor to his or her chest and activates the MT cardiac event monitor to begin recording. The data from these devices is then typically transmitted to monitoring centers for immediate review. MT cardiac event monitors are typically worn over a period of 20 to 30 days. Since the data that is recorded by the device is typically associated with a symptom, a physician can also determine whether that symptom is a result of a cardiac arrhythmia. In addition, the MT cardiac event monitor offers advantages over a holter, because it can capture data beyond the typical 24 to 48 hour holter period. Due, however, to the need for the patient to identify and signal an event, the MT cardiac event monitor typically only captures cardiac events associated with symptoms detectable by the patient and not those cardiac events that are asymptomatic.

  Auto-Detect Cardiac Event Monitor

        A more sophisticated version of cardiac event monitoring devices, the auto-detect, or AD, cardiac event monitor also memory loop records, capturing several minutes of heart activity at a time before starting over. In addition, the AD cardiac event monitor uses algorithms to automatically detect cardiac events that may not be associated with a patient experiencing symptoms. Unlike an MT event monitor, an AD cardiac event monitor does not rely on the patient's ability to activate it and as a result is able to capture asymptomatic, as well as symptomatic, cardiac events.

        AD cardiac event monitors document more clinically significant events and enable faster, more accurate diagnosis. In May 2005 the American Journal of Cardiology published a study that examined data from 1,800 LifeWatch patients to assess the relative ability of a holter, applied over a 24 hour period, an MT event monitor and an advanced AD (with the ability to automatically detect AF) cardiac event monitor, each applied over a 30 day period, to yield clinically significant events that resulted in the diagnosis of a cardiac arrhythmia. The study's results indicated that a holter monitor resulted in documentation of 37 of 600 patients, or 6%, with a cardiac arrhythmia, and that an MT event monitor and the advanced AD cardiac event monitor resulted in documentation of 108 of 600 patients and 216 of 600 patients, respectively, or 18% and 36%, of patients, respectively. Further, the study indicated

that approximately 50% of the clinically significant events that the advanced AD cardiac event monitor recorded were not associated with a patient experiencing symptoms, but were instead asymptomatic.

        Similar to MT cardiac event monitors, the AD cardiac event monitor requires the patient to call in and transmit the event by reaching the physician or a technician at a physician's office or a monitoring center and holding the cardiac event monitor up to a telephone to transmit the event data. To the extent that the patient does not call in and transmit an event, which is more likely to happen with asymptomatic cardiac events, the data is overwritten within hours.

        Initial AD cardiac event monitors automatically detect tachycardia and bradycardia. A more advanced AD cardiac event monitor can also automatically detect AF. This is significant because AF is one of the most prevalent cardiac arrhythmias and according to the American Heart Association affects 5.1 million people in the United States.

  Auto-Detect Auto-Send Cardiac Event Monitor

        The latest development in cardiac event monitoring technology is the auto-detect auto-send, or ADAS, cardiac event monitor, which shares some of the same characteristics as an AD cardiac event monitor, such as memory loop recording and automatically detecting cardiac arrhythmia, but also automatically sends the event data it captures to the monitoring center via cell phone. Because it does not require patients to manually transmit event data, an ADAS cardiac event monitor also facilitates better patient management due to more timely data transmission and use of higher quality digital, as opposed to analog, data. In addition, integration of this device with a cell phone further enhances patient management because it facilitates two-way communication between the patient and the monitoring center in the case of an acute episode.

        While they have not yet been widely adopted by physicians, we believe ADAS cardiac event monitors, such as the LifeStar ACT™, will dramatically improve upon the diagnostic capabilities offered by AD cardiac event monitors. We believe ADAS devices will be adopted by physicians because of their ability to automatically detect abnormal cardiac events through better algorithms and higher quality digital data submissions to the monitoring center, as well as the more timely automatic transmission of data that they provide.

        The following table sets forth the evolution of devices used to diagnose cardiac arrhythmias with respect to diagnostic capacity, patient data and physician time and infrastructure costs.

	Holter Monitor	MT Event Monitor	AD Event Monitor	AD Event Monitor (Plus AF)	ADAS Event Monitor	Remotely Programmable ADAS Event Monitor
Timing of Market Introduction	1960	1980	1999	2002	2004	2007
24–48 Hour Monitoring	X	X	X	X	X	X
20–30 Day Continuous		X	X	X	X	X
Monitoring		X	X	X	X	X
Manual Trigger			X	X	X	X
Auto-Detect (bradycardia and tachycardia)			X	X	X	X
Auto-Detect (bradycardia, tachycardia and AF)				X	X	X
Auto-Send					X	X
Remotely Re-Programmable						X
Reimbursement	Low	Medium	Medium	Medium	High	High

Market Need for Cardiac Event Monitoring Services and Devices

        Advancements in ambulatory cardiac event monitoring technology have resulted in increased physician adoption of cardiac event monitors. With cardiac event monitoring devices becoming more sophisticated, collecting more data and requiring continuous 24 hour monitoring for reimbursement, as mandated by CMS in 2002, the services required to monitor such devices have become increasingly challenging for prescribing physicians to provide themselves. Such services include patient enrollment, device hook-up and calibration, collection and analysis of event data, reporting and diagnosing monitoring results, and archiving and billing. Historically, physicians typically provided most or all of these services, especially with regard to older monitoring technologies which were less time sensitive and could be administered during normal business hours. Given the 24 hour-a-day nature of the newer monitoring technologies and the capital requirements of equipping, staffing and monitoring such a service capability, it is often not viable for physicians to provide a complete cardiac event monitoring solution for their patients. As a result, many physicians prefer instead to outsource cardiac event monitoring services while continuing to earn professional fees associated with the physician's prescription and diagnosis of the cardiac events. Existing ADAS cardiac event monitors, including the LifeStar ACT™, are not being sold to hospitals or physicians and are only used in services provided by IDTFs, including ourselves. As a result, currently hospitals and physicians cannot provide these services themselves and have to outsource these services to IDTFs.

Our Solution

        We believe that we offer a comprehensive range of cardiac monitoring services across the United States. We offer our services 24 hours a day, seven days a week, 365 days a year. We have an extensive network of physicians and private third party payors in the cardiac event monitoring market. We believe this network represents an important distribution channel which creates an opportunity for us to provide additional services and products. As of March 31, 2007, we had 370 full-time and part-time employees, of which over 160 are certified cardiac technicians and registered nurses, are located in our three monitoring centers in Buffalo Grove, Illinois, Philadelphia, Pennsylvania and Boca Raton, Florida. We offer automatic call distribution with voice recording tracking as well as clinical, customer care and billing integrity with multi-lingual service. We also utilize what we believe is a comprehensive educational system with competency validation and a compliance program for our own employees. In 2006 we monitored over 275,000 patient enrollments, which were referred to us by over 3,900 cardiology groups, who we believe represent at least 17% of the cardiologists practicing in the United States. In 2006, our professionals handled over 1.5 million patient interactions. We have been accredited by the Joint Commission on Accreditation of Healthcare Organizations, or JCAHO, and we are a Medicare-certified IDTF provider of monitoring services as well as an FDA-approved medical device manufacturer and distributor. Medicare is a health insurance program that covers nearly 40 million Americans and is administered by CMS for people who (i) are 65 years and older, (ii) under 65 with certain disabilities, or (iii) have end-stage renal disease. In addition, as of March 31, 2007 we had commercial contracts with 357 private third party payors, including major health insurance companies that we believe administer benefits for over 223 million people in the United States.

        The following table provides a description of selected cardiac monitoring devices that we sell or distribute and use in providing our services. Set forth next to each of these products is a description of the device, launch date, intellectual property ownership rights, manufacturer, sales and distribution and functionality.

Device Name (Other Marketing Names)	Date Launched	IP Owner	Manufacturer	Sales/Distribution of Products by LifeWatch	Functionality
Cardiac Event Recorders
LifeStar ACT™	2007	Card Guard	Card Guard	Product incorporated in exclusive service offering; not sold or distributed separately
					Auto-detect auto-send cardiac monitoring device for the detection of atrial fibrillation, bradycardia, tachycardia and pause. Cardiac event data is automatically detected and sent to our monitoring centers via wireless technology
LifeStar AF+™ LifeStar AF™ (King of Hearts™ Express AF, King of Hearts™ Express AF+)	2002	LifeWatch	LifeWatch/Card Guard	Product incorporated in non-exclusive service offering; sold to clinics and other providers of cardiac event monitoring services	Auto-detect looping cardiac monitoring device for the detection of atrial fibrillation, bradycardia and tachycardia. Patient transmits cardiac event data to our monitoring centers over the phone
King of Hearts™ II (King of Hearts Express Plus)	1999	LifeWatch	LifeWatch	Product incorporated in non-exclusive service offering; sold to clinics and other providers of cardiac event monitoring services	Auto-detect looping cardiac monitoring device for the detection of bradycardia and tachycardia. Patient transmits cardiac event data to our monitoring centers over the phone
LifeWatch Explorer™ (Micro LR)	1996	Card Guard	Card Guard	Product incorporated in non-exclusive service offering; distributed to clinics and other providers of cardiac event monitoring services	Looping cardiac event monitoring device that uses both data saved in the looping memory during the monitoring period and real time data being recorded when patient manually presses the "record" button
LifeWatch ER™ (Micro ER)	1995	Card Guard	Card Guard	Product distributed to clinics and other providers of cardiac event monitoring services	Non-looping cardiac event monitoring device which makes 30 second real time recordings when held up to the patient's heart
Holter
Digitrak Plus Digital Holter™	1995	Philips Medical Systems	Philips Medical Systems	Product incorporated in service offering; not sold or distributed separately	Holter monitor that digitally records cardiac events over a 24 hour monitoring period
Pacemaker
CarryAll™ (EZ Wrist)	2001	LifeWatch	LifeWatch	Product incorporated in non-exclusive service offering; sold to pacemaker manufacturers, hospitals, private cardiology offices and to IDTFs	Pacemaker device used to validate pacemaker function

        We use commercially available off-the-shelf software to provide our monitoring services.

Key Benefits of Our Solution

        We believe our combination of services and devices significantly increase the efficacy of cardiac monitoring, leading to better patient care and improved medical outcomes. Key benefits of our solution to physicians, patients and payors include:

Value to Physicians

        Our services allow physicians to provide around-the-clock monitoring of their patients, and also provide physicians themselves with customized information on their patients and access to our certified cardiac technicians 24 hours a day. Further, the services and devices we provide give physicians an improved ability to track the progress and efficacy of treatment regimens through faster receipt of data, and access to patient files maintained by our monitoring centers. In addition, we provide access to what we believe is the most technologically advanced monitoring devices available. Our services allow physicians to receive revenues from the hook-up and professional services involved with the interpretation of data without incurring the capital expenditures or time involved with operating a cardiac monitoring center.

Value to Patients

        Our solution enables better patient care through faster diagnosis of potentially life-threatening cardiac arrhythmias that are associated with conditions such as cardiovascular disease. We provide physicians with the ability to monitor patients over a longer period, allowing for a more accurate diagnosis and, as a result, better care. The cardiac monitors we offer are easier for patients to administer because they are smaller, lighter in weight and have longer memory data and a longer battery life than traditional monitoring devices. Because these devices allow patients to be monitored remotely, patients maintain their lifestyle with minimal disruptions and the number of hospital inpatient days and emergency room visits can also be reduced. Finally, elderly and physically-challenged individuals benefit from the automatic transmission capability of the LifeStar ACT™, due to its ease of use.

        Patients also benefit from the national and regional commercial relationships we have with major insurance companies as this increases the likelihood that they will always be "within network" and that the related fees will be covered by their insurance company. As a result, physicians are more inclined to recommend our services as they know their patients would not have to pay for our services.

Value to Payors

        As of March 31, 2007, we had 357 commercial contracts with private third party payors that we believe administer benefits for over 223 million people. We believe that our ambulatory cardiac monitoring services can minimize unnecessary hospitalizations and reduce costly emergency room admissions. In addition, because our devices are easy to wear and use, patient compliance increases, which increases the probability of early detection of cardiac conditions.

Our Strategy

        Our initial objective is to expand our position as a leading provider of cardiac event and holter monitoring services and a leading manufacturer and distributor of cardiac event monitoring devices in the United States. We intend to accomplish this by capitalizing on our demonstrated ability of layering new technology-enabled services onto our existing delivery channels of payor contracts and physician relationships nationwide. We believe that we will be successful in achieving our objectives due to our history of introducing innovative, advanced services and products to physicians as well as our experience with monitoring a growing number of patient enrollments, which in 2006 was over 275,000. Key elements of our strategy include:

  •
  Expanding our LifeStar ACT™ services.    We recently launched monitoring services relating to Card Guard's LifeStar ACT™, a new ADAS cardiac event monitoring device in the first quarter of 2007. We believe this device represents the most advanced technology and associated service in cardiac event monitoring. Increasing the number of patients who are prescribed this service will represent a key driver of our growth.

  •
  Further expand our network of physicians and payors.    We currently have a national network of relationships with over 3,900 cardiology groups and, as of March 31, 2007, we had commercial contracts with 357 private third party payors that we believe administer benefits for over 223 million people in the United States. Increasing the network of physicians, private third party payors and the people covered under our private third party payor contracts provides us with an opportunity to more broadly offer our services and expand our access to patients.

  •
  Continue to provide a broad range of cardiac event monitoring services and products.    We believe that we have a broad range of cardiac event monitoring services. This range allows us to provide services and products that meet all the cardiac event monitoring needs of physicians. Combined with our extensive payor relationships, most physicians do not need to use our competitors'

    services and products in order to satisfy the cardiac event monitoring needs of their patients. Moreover, we believe that we are able to provide the best, most advanced technologies to physicians and patients through our relationship with Card Guard, further broadening our range of services and products.

  •
  Pursue potential opportunistic strategic acquisitions.    We regularly consider, and intend to continue to pursue potential opportunistic strategic acquisitions that are complementary to our business or offer us other strategic benefits, such as broadening our service offerings, expanding our technology platform or strengthening our position in existing markets. This may include potential opportunistic acquisitions of, or investments in, complementary products, technologies or companies.

        In addition, we believe that the combination of our call center infrastructure, our relationship networks with physicians, our contracts with private third party payors and our access to our parent companies' technology constitute an ideal platform onto which we can layer additional services beyond those directly related to our core cardiac business such as health maintenance and prevention services. In this respect, we intend to commercialize a wireless medical monitoring platform developed by Card Guard and recently approved by the FDA that would assist physicians in providing effective diagnosis, treatment and management of diabetes, cardiovascular disease and obesity. Two examples of our areas of expansion include:

    •
    Ambulatory vital signs monitoring.    In the first quarter of 2007, we expanded our platform to allow us to offer services relating to HealtheKit™, a line of products developed by Card Guard that can be customized to record, individually or collectively, measurements such as a user's ECG, heart rate, weight, body fat percentage and body temperature. We started offering these services in the first quarter of 2007 but have not generated any revenues from such services to date.

    •
    Clinical research monitoring.    We intend to expand our market position as a provider of monitoring services for clinical research.

Competitive Advantages

        We believe the principal competitive factors in our market include scope and quality of service as well as access to technological innovation. We believe that our leading market position has been achieved through the seamless access we offer physicians to the spectrum of cardiac monitoring solutions available in the market which is a result of access, and often exclusive access, to the newest products and technologies through our parent companies. Our competitive advantages include:

  •
  Brand reputation and customer loyalty.    The high quality monitoring services we provide have helped us develop brand name recognition and loyalty with our referring physicians. As of December 31, 2006, we have service or product relationships with over 3,900 cardiology groups, who we believe represent at least 17% of all practicing cardiologists in the United States. We have experienced continuous growth of our physician client base with minimal attrition and it has grown by 9.9% over the past year. Since August 2005, the date our customer relationship management web-tracking program was implemented, only 12 cardiology groups who have used our services have not enrolled patients with our services for more than 90 days. We are widely recognized by cardiologists throughout the United States as a premier provider of ambulatory cardiac monitoring services.

  •
  Network of private third party payors.    As of March 31, 2007, we had commercial contracts with 357 private third party payors, including major health insurance companies that we believe administer benefits for over 223 million people in the United States. In some instances, we have national contracts, or through a series of agreements, national coverage, with major insurance companies which allows all persons insured by such insurance companies in-network access to our services. We believe these agreements provide us with an advantage over competitors that do not have such agreements.

  •
  Access to advanced technology.    We have access, and in some instances, exclusive access, to Card Guard's products. Subject to certain limited exceptions, we have a ten-year license to purchase, distribute and use Card Guard's existing products in North America, on an exclusive or non-exclusive basis and a right of first offer to sell and commercialize any future products developed by Card Guard. We have the exclusive right for five years in the United States to use Card Guard's newest ADAS cardiac event monitor, the LifeStar ACT™, which we believe is the only ADAS device that uses smart cell phone processors to allow real-time acquisition and transmission of measurements and other data from the patient to the LifeStar ACT™ medical web-based center. We believe access to advanced technology helps us separate ourselves from our competitors and enables us to offer our physician clients a broader, and more advanced, spectrum of choices.

  •
  Scalable infrastructure.    We have the capacity to service a substantially greater number of patients across all service and product categories with our existing monitoring center infrastructure without significantly increasing fixed expenses.

  •
  Clinically validated, standardized processes.    Our workflow processes are overseen by specialist electro-physiologists that are specifically trained to implement the most advanced, effective monitoring methods. Our processes are supported by 174 standard operating procedures and an additional 140 working policies. On September 22, 2006, we received the Gold Seal of Approval™ from JCAHO, a non-profit organization recognized as the predominant standards-setting and accrediting body in health care in the United States. We were granted this accreditation for our compliance with JCAHO's standards and accreditation requirements related to ambulatory health care, including patient rights and treatments, infection control and administrative management. JCAHO's accreditation is valid for three years.

Our Service Offering

        Our cardiac monitoring services are prescribed by physicians who use our services to assist in the monitoring of their patients' cardiac event data, a key process needed to allow physicians to diagnose cardiac arrhythmias. After being prescribed our services, or enrolled, patients typically procure the monitoring devices from their physician or, to a lesser extent, directly from us by courier. We provide both monitoring services for diagnostic devices, such as holters and cardiac event monitors, as well as maintenance and monitoring of therapeutic cardiac rhythm management devices, such as pacemakers and ICDs, that are prescribed to prevent sudden cardiac death associated with cardiovascular disease.

Event Monitoring Services

        The process of cardiac event monitoring services for patients prescribed with our event monitors is illustrated below.

  Enrollment

        We begin monitoring patients at the request of the physician who enrolls patients with our services. Physicians can enroll their patients with us either over the phone or the internet. At the time of enrollment, a physician typically specifies the parameters of the clinically significant events they want monitored, as well as the manner and frequency in which they would like to be notified.

  Hook-up/Baseline Transmission

        Once enrolled, the patients typically obtain the monitoring devices we provide from their physicians, who also assist with the initial hook-up and initial, or baseline, transmission of the device. In some cases, we send patients the devices by overnight courier directly and provide them with one-on-one instructions over the phone for connecting the device. We then take a baseline transmission of the patient's cardiac events in order to be able to distinguish between the patient's normal cardiac events and potential future irregularities. The newest device we provide to users of our monitoring services, the LifeStar ACT™, has the ability to detect any problems associated with the initial connection and baseline transmission and allows us to correct such problems remotely.

  24-hour Monitoring

        The monitoring period is typically 20 to 30 days in the case where a patient has been enrolled with an MT or AD event monitor. In the case where a patient is enrolled with an MT event monitor, the patient will activate the device to record cardiac events during times he or she feels symptoms that may be associated with a cardiac arrhythmia, such as heart palpitations or dizziness. In the case where a patient is enrolled with an AD cardiac event monitor, the device activates itself to record events based on pre-programmed algorithms. When an event is captured, a patient is then responsible for reaching our cardiovascular certified cardiac technicians by phone and transmitting the data to them over the telephone line, or in the case of the LifeStar ACT™, an ADAS cardiac event monitor, such event data will be automatically transmitted to the monitoring center via cell phone. The monitoring period is concluded when either enough clinically significant event data is recorded such that a conclusive diagnosis of a cardiac arrhythmia can be made by a physician or when a patient completes the monitoring period.

        Due to the high risk of stroke associated with patients that may have AF, we have dedicated AF coordinators that directly oversee the management of these patients. With the acceptance by physicians of the LifeStar AF™ and with the expected roll-out of the LifeStar ACT™, we expect to provide an increasing volume of services for this high-risk patient population. Our dedicated AF coordinators are specifically trained to be able to manage larger events data sets, analyze significant event data and maintain a close dialogue with prescribing physicians. Our AF coordinators are responsible for direct daily interaction with physicians and patients to discuss event data that has been received on a patient to date and whether such event data is sufficient to determine the presence of AF. In addition, for patients that have been treated for AF with procedures such as catheter radiofrequency ablation or anti-arrhythmatic medication, we provide monitoring of the patients' progress to help determine the success of surgical procedures or pharmaceutical regimens they have had administered.

  Reporting Results

        Our certified cardiac technicians prepare test results for a patient's physician upon the occurrence of an event, on a daily basis, as well as a final report at the end of the monitoring period. Results are available to a physician either online or by fax. While we do not interpret the monitoring results, our certified cardiac technicians have been trained to identify certain clinically significant event transmissions that fall within certain parameters established by a patient's physician and if such a life-threatening event is transmitted by a patient in between reports, our certified cardiac technicians will immediately contact the patient's physician and may also contact emergency response personnel.

Holter Monitoring Service

        We also provide holter monitoring services for physicians that enroll patients in our services, as well as for clinical trial sponsors that use monitoring devices to better measure patients in regulatory studies. A patient that has been prescribed with one of the holters we offer will typically wear the device for 24 to 48 hours during which time the holter will create a digital recording of the patient's cardiac events. After this monitoring period, the patient will return the holter to his or her physician, who will then upload and transmit to us the digital recording of the patient's cardiac events. Based on an examination of the patient's cardiac events, our certified cardiac technicians will prepare and deliver timely reports to the patient's physician summarizing the monitoring results.

Pacemaker Monitoring Services

        Our pacemaker monitoring services are provided to medical professionals, including physicians and other personnel, to assist them in validating the performance of a pacemaker. Pacemakers are typically monitored between one and four times a year. Patients that have been enrolled with our services may transmit data from their pacemaker through the telephone to one of our monitoring centers. Our certified cardiac technicians monitor, among other things, a pacemaker's program settings, battery status and how it interacts with a patient's heart. This data is then summarized and a report is provided to the patient's physician.

Implantable Cardiac Defibrillator Monitoring Services

        In November 2006, we began offering monitoring services relating to ICDs as part of limited pilot studies. An ICD is a small electronic device implanted inside the chest to prevent sudden death from ventricular tachycardia by monitoring the heart's rhythm and sending electrical shocks to the heart to terminate any abnormal rhythm. Medicare announced in January 2006 that it intends to increase coverage for devices such as ICDs, which we believe will lead to greater adoption of these devices by physicians and an increased need for ICD monitoring services. While the current government regulations relating to reimbursement make providing these services difficult and costly, we hope that we can commence providing such services commercially to patients in the foreseeable future.

Revenues from Monitoring Services

        The following table sets forth the revenues that we generated from our monitoring services for the years ended December 31, 2004, 2005 and 2006, and for the three months ended March 31, 2006 and 2007.

				Three Months Ended March 31,
	Year Ended December 31,
Revenues from Services
	2004	2005	2006	2006	2007
	(in millions)			(in millions)
Event Services	$29.6	$30.3	$34.3	$8.0	$8.8
Holter Services	4.8	4.6	5.4	1.3	1.5
Pacemaker Services	2.5	2.5	2.7	0.7	0.7
Other	0.3	0.1	0.1	—	0.1

Total	$37.2	$37.5	$42.5	$10.0	$11.1

Planned Expansion into Monitoring for Clinical Research

        Historically, we have provided cardiac monitoring services for academic studies which we believe will serve as the groundwork for our expansion into cardiac monitoring, and eventually vital signs monitoring as well, for clinical research. We have secured multi-year clinical research contracts with an aggregate value of up to $1.4 million. According to a September 2005 article published in PharmaVOICE, the ECG and cardiac monitoring services market was $3.2 billion in 2004. The FDA has mandated cardiac safety testing in the United States for clinical trials relating to the safety of drugs in development and drugs that have already been marketed. A 2004 EGE Institutional Research Report estimated that two to three million patients enter clinical trials annually and that such clinical trial participants average five ECGs per clinical study, or 10 million to 15 million ECGs annually.

Planned Expansion into Ambulatory Monitoring of Vital Signs

        Within the broader spectrum of health care technology and health care information services, wireless medicine and remote medical monitoring, which we refer to as telecare, has rapidly emerged as a service offering that can have a dramatic role in reducing health care costs and improve health care outcomes. In the first quarter of 2007, we expanded our platform to allow us to provide services that will collect and warehouse patient vital signs data that can be used to remotely monitor the wellness of and help to manage patients that have been diagnosed with and are being treated for chronic diseases. We have received a non-exclusive license from Card Guard to sell and provide services relating to certain devices that feature an FDA-approved medical monitoring platform to health care providers and employee health programs (excluding consumer sales) in North America. These devices, together with the FDA-approved medical monitoring platform, will enable the generation of expansive vital signs monitoring data that could be used by physicians in connection with health screening, health maintenance and disease management programs. We started offering these services in the first quarter of 2007 but have not yet generated any revenues from such services to date.

Our Product Offering

        We offer a broad range of cardiac monitors in the United States and have a long history of leveraging our experience serving physicians and patients to develop and commercialize technologically advanced cardiac monitoring devices. We sell, distribute and provide services relating to technologically advanced cardiac monitoring devices and systems, including cardiac event monitors and holters, which we either manufacture and own or purchase from Card Guard and other third parties. According to a 2004 industry report by Frost & Sullivan, we sell over 34% of the cardiac event monitoring devices in the United States, which is approximately double the market share of our largest competitor.

        As a subsidiary of Card Guard, we benefit from access, and in some cases, exclusive access, to Card Guard's technology. In addition, as the industry leader in cardiac event monitoring services, we are able to share the cardiac events to which we have access to develop devices with Card Guard that can better detect irregular rhythms. In addition, our experience with patients allows us to develop products that can enhance patient compliance with the monitoring process. We are the exclusive distributor of Card Guard's looping and non-looping devices (described below). In addition, Card Guard has granted us a non-exclusive license to distribute its vital signs monitoring devices and provide related services to health care providers and employee health programs (excluding consumer sales) in North America and in the first quarter of 2007 we made our first product sale pursuant to such agreement. Finally, we have the first opportunity to sell and commercialize all of Card Guard's next-generation devices and technology intended for use by health care providers in the United States.

Selected Current Products

        The full range of cardiac event monitors that we either use in providing our services or sell include ADAS cardiac event monitors, AD looping cardiac event monitors (both with and without the capability to automatically detect AF), looping devices and non-looping devices. The following is a description of our key ambulatory cardiac monitoring device offerings and should be read in conjunction with the table set forth under "Business – Our Solution."

LifeStar ACT™

        The LifeStar ACT™ is a new cardiac event monitoring device which uses ADAS technology developed and owned by Card Guard for the detection of AF, bradycardia, tachycardia, pause and other cardiac arrhythmias. The LifeStar ACT™ will be used in conjunction with our cardiac event monitoring services. LifeStar ACT™ received FDA approval on August 23, 2006. We worked with Card Guard AG, our ultimate parent company, who developed Card Guard's LifeStar ACT™ device, which is the only ADAS product that can operate on any mobile telephony protocol. We have the exclusive right to use the LifeStar ACT™ and to offer services in the United States through 2011. We believe that the functionality and capabilities of the LifeStar ACT™ device will, over time, drive the acceptance of this product by physicians as a replacement for some traditional cardiac event monitoring devices. The key advantages associated with the LifeStar ACT™ device include the ability to accelerate identification of cardiac arrhythmias due to its automatic data transmission capabilities, as well as improved algorithms that can more accurately detect abnormalities. In addition, this device captures event data before and after the recorded cardiac arrhythmia takes place, which provides physicians with greater diagnostic capability. Finally, the LifeStar ACT™ device is programmable remotely, enabling our certified cardiac technicians to contact patients through the device. The LifeStar ACT™ device was developed to employ commercially available smart cell phones and was engineered to work with commercially available technologies so that it would be compatible with a spectrum of mobile telephony equipment manufacturers and network protocols.

LifeStar AF+™/ LifeStar AF™

        We believe that the LifeStar AF™ device is the first U.S. patented technology to automatically detect atrial fibrillation because it was the first cardiac event monitoring device to use software algorithms to differentiate between regular and irregular cardiac events and thereby automatically capture event data instead of relying on patient activation of the device. Adoption of the LifeStar AF™ device has been rapid since its introduction in 2002, and between 2002 and 2006 over 133,000 patients have enrolled with us to use the LifeStar AF™. The LifeStar AF™ is a unique looping cardiac event monitor that can record up to ten minutes of cardiac events. In addition to recording patient-activated cardiac events, like MT event monitors, the LifeStar AF Express can automatically detect asymptomatic cardiac events and record AF, tachycardia and bradycardia. The LifeStar AF+™ improves on the LifeStar AF's capabilities in that it has the ability to record up to 18 minutes of data. Both devices are fully programmable based upon an enrolling physician's specifications.

King of Hearts™ II

        The King of Hearts II™ cardiac event monitor is a pager-sized, looping ECG cardiac monitor device with 18 minutes of memory. It has the ability to automatically detect bradycardia and ventricular tachycardia. It also records symptomatic cardiac events upon the press of a button.

LifeWatch Explorer™

        The LifeWatch Explorer™ is an MT cardiac event monitor with continuous looping memory. The LifeWatch Explorer can record and store up to six events. The data is transmitted by telephone to the LifeWatch™ monitoring center for further monitoring.

LifeWatch ER™

        The LifeWatch ER™ is a non-looping MT cardiac event monitor that a patient holds up to his heart when experiencing a cardiac event. This monitor can store up to six recordings in its memory. The data is transmitted by telephone to the LifeWatch™ monitoring center for further monitoring.

Digitrack Plus™

        The Digitrack Plus™ digital holter is a lightweight compact device, utilizing digital flash memory technology that enables it to provide continuous cardiac events recording for up to 48 hours. A patient event button and digital clock allow correlation of symptoms.

CarryAll Monitor.

        The CarryAll pacemaker monitor is a desk-top pacemaker monitor that can be used to remotely monitor a pacemaker patient. CarryAll monitor transmits ECGs over the telephone. The transmitted ECG can be summarized for immediate review and interpretation by a physician.

Revenues from Products

        The following table sets forth the revenues that we generated from sales of our products for the years ended December 31, 2003, 2004 and 2006, and for the three months ended March 31, 2006 and 2007.

				Three Months Ended March 31,
	Year Ended December 31,
Revenues from Products
	2004	2005	2006	2006	2007
	(in millions)			(in millions)
Products	$8.1	$8.9	$7.8	$1.9	$1.8

Selected New Products

        Pursuant to our Distribution Agreement with Card Guard, we recently received the non-exclusive right to distribute in North America, and to provide monitoring services in the United States, in connection with certain products developed by Card Guard that are aimed at monitoring a more expansive set of vital signs. We expect to market these vital signs monitoring products to physicians and private third party payors in connection with health screening, health maintenance, disease management programs and associated services that we intend to provide. In the first quarter of 2007 we made the first sale of the HealtheKit™, a group of Card Guard vital signs monitoring products. The HealtheKit™ is a line of products that can be customized to record, individually or collectively, measurements such as a user's ECG, heart rate, weight, body fat percentage and body temperature. It is Bluetooth-enabled and is designed to operate on a wireless FDA-approved platform for the collection, storage and analysis of patient health data for use in applications such as monitoring of patients with chronic diseases and wellness.

Reimbursement

        Our cardiac monitoring services are reimbursed by commercial insurers (traditional indemnity as well as health maintenance organizations, or HMOs) and by government payment programs. Approximately 25% of our cardiac monitoring services are currently reimbursed through Medicare. Commercial insurers may choose to follow Medicare rules, or may implement their own reimbursement rules.

Components of reimbursement.

        Our services include three general categories of cardiac monitoring services: cardiac event monitoring, holter monitoring, and implantable devices monitoring (i.e., pacemakers and ICDs). The reimbursement for both cardiac event monitoring and holter monitoring involves three components: (1) hook-up, recording and disconnection of the monitoring device; (2) monitoring of the patient's heart rhythm; and (3) the physician's interpretation of the monitoring results. Reimbursement for monitoring of implantable cardiac devices involves two components: (1) a professional fee, and (2) a technical fee.

        What is characterized as the "hook-up" of patients generally includes providing instructions to the patient on how to attach and detach the cardiac monitoring equipment and demonstrating to the patient how to transmit the data over the telephone, if necessary. Generally, the referring physician, not us, will furnish and bill third party payors for the hook-up charge, for the interpretation of the monitoring results, and for the professional fee for monitoring implantable cardiac devices. On occasion, we, and not the referring physician, will perform and bill for the hook-up. After the hook-up, an initial telephone call is made to us to transmit data required for a baseline report of that patient's cardiac function. Following this baseline transmission, we will continue to monitor the patient's cardiac rhythm during the monitoring period prescribed by the physician. Generally, we furnish and bill third party payors directly for the technical monitoring component, which includes conducting the baseline transmission and monitoring the patient's rhythm in connection with cardiac event and holter monitoring, and we also furnish and directly bill for the technical component of the monitoring of pacemaker devices.

Coding; reimbursement rates

        The American Medical Association, or AMA, establishes a coding system for specific medical services and procedures, which are known as CPT codes. It is then up to the individual third party insurer, including government payors, to determine if, how much and when they will reimburse for certain CPT codes. Some of our services are covered by specific CPT codes, while other services cannot be accurately described by specific CPT codes, and are therefore covered by more general codes.

        Many third party payors, and particularly Medicare, will not reimburse for cardiac monitoring, unless the medical necessity of the monitoring has been demonstrated. Medicare rules specify the specific symptoms and/or specific diagnoses of the patient that must be present in order for the monitoring to be reimbursable. If the patient does not meet the established medical necessity guidelines and diagnoses and these are not properly documented for the use of specific diagnosis codes (known as ICD-9 codes), the service will not be reimbursed by the relevant third party payor. We have well defined operations to ensure that enrollment of patients meets the medical necessity for services and billing integrity is ensured.

        In connection with Medicare-covered services, often the policy to cover specific technologies for certain uses is determined on a national basis. Local Medicare contractors (i.e., fiscal intermediaries and carriers) are required to follow these national coverage decisions, or NCDs, where they exist. Where NCDs do not exist, it is up to the Medicare contractor to make local coverage determinations, or LCDs. Some NCDs and some LCDs cover certain, but not all, of our cardiac monitoring services. Accordingly, Medicare reimbursement for some of our services may be uncertain. Even in the event of NCDs, the actual reimbursement rates for cardiac monitoring are established by the local Medicare carriers and may vary from state to state. Reimbursement rates and availability of coverage for certain services by third party payors may also vary in different geographic regions and among payors in the same region.

        Reimbursement rates for cardiac monitoring services are generally reviewed on an annual basis by CMS and have generally increased annually with respect to Medicare since 2003. However, CMS has recently released a declining schedule of reimbursement rates applicable for cardiac monitoring services whereby reimbursement rates would decrease by an average of 3% to 4% on a wieghted average basis relating to our product mix in 2007. In addition, from 2008 to 2010, a declining rate on average of 3% has been proposed by CMS for cardiac event monitoring services. CMS' proposed rates for 2008-2010 are not yet final and CMS is currently working with an industry coalition for cost and reimbursement evaluation. Reimbursement rates for cardiac monitoring services established by private third party payors have varied annually. Although specific reimbursement rates for LifeStar ACT™-related services have not yet been established, based on indications we have received from a number of insurance companies and our knowledge of the industry, we expect to receive reimbursement rates that are significantly higher than reimbursement rates currently received for our other cardiac event monitoring services.

        In 2005, we led the development of an IDTF industry coalition of remote cardiac services providers which meets on a quarterly basis to discuss reimbursement issues. Over the past year, the coalition has grown from four members to nine and is currently chaired by one of our employees. The objective of the coalition is to identify and present issues and problems to CMS relating to reimbursement, including recommendations on physician fee schedules, CPT coding changes and requests for new CPT codes that would recognize the value and efficiencies associated with our ambulatory cardiac event monitoring services.

Innovation

        Our Innovations group was established in August 2006 and consists of 14 information technology employees who are involved with leveraging our competitive advantages to optimize revenue generation within our markets. Our information technology platform integrates patient clinical data with financial, sale and marketing data that allows us to better manage our operations. The Innovations group is mandated with seeking innovative technical solutions and enhancing our current products to meet our consumers' needs. The Innovations group is currently pursuing new initiatives that are focused on providing a patient's clinical information to his or her third party payor and physician with the goal of better managing the delivery of health care through superior patient management.

Customers

Services

        Physicians, primarily cardiologists, are our largest source of customers due to the fact that they are primarily responsible for enrolling patients with our services. We typically provide our physicians with a certain number of our devices which the physician then provides to any patient the physician has enrolled with our monitoring services. Typically, we are reimbursed substantially or in full by private third party payors or the federal government, through Medicare or Medicaid.

Physicians

        We have a physician network of over 3,900 cardiology groups, and of these, no single physician or group practice referred more than 1% of our revenues.

Third Party Payors

        As of March 31, 2007, we had relationships with 357 private third party payors with whom we either have contracted rates or participate in their networks or programs and are eligible to accept reimbursement from them. These relationships include national and regional contracts with the major insurance companies in the United States as well as health benefit plan organizations. In addition, approximately one third of our revenues result from private third party payors that have not entered into contracts with us and where our reimbursement rates are negotiated on a case by case basis. The federal government, through Medicare, is our largest third party payor for services and accounts for approximately 25% of our consolidated revenues. No private third party payor is responsible for more than 10% of our consolidated revenues.

Products

        We sell monitoring devices to physicians, hospitals and other IDTFs. No single purchaser of our devices is responsible for more than 10% of our consolidated revenues.

Manufacture of Products

        We sell and distribute advanced monitoring devices, primarily cardiac event monitors, which are either manufactured by us or purchased from our parent companies or third parties. We sell and distribute these monitoring devices to physicians, hospitals and other IDTFs who use them to provide their own monitoring services. We have recently moved our manufacturing operations from our San Diego facility to our new facility at the O'Hare International Center II in Rosemont, Illinois. We will continue to manufacture our devices, including our King of Hearts™ II line of cardiac event monitoring devices and our CarryAll™ pacemaker, at our new Rosemont facility.

Sales and Marketing

        We focus on U.S. metropolitan service areas with populations greater than 500,000. We sell our services and devices through our national sales force, which is comprised of over 50 dedicated sales representatives that are responsible for specific geographic regions. Our account managers have extensive experience in the cardiovascular industry and can provide specialized expertise to the physician customers they serve. In addition, we have 68 customer relations and billing representatives dedicated to patient support, distribution and collections. These customer service representatives act as advocates that assist patients with billing and insurance issues. We also have payor relations specialists devoted to strategic contracting with large private third party payors. Finally, we have specialized business development and marketing teams that focus on new product launches. Our marketing strategy includes leveraging customers, physicians and payor networks to cross-sell physicians with new technology and products. We also exploit co-branding opportunities as well as sell under our private brands including LifeStarTM, King of HeartsTM and HealtheKitTM.

Competition

Services

        We provide monitoring services to the patient's hospital or physician when they outsource the service as opposed to providing it themselves. As a result, our main competitors are other IDTFs who compete to provide these outsourced monitoring services. While we believe we have a leading market share in cardiac event monitoring and holter services that are outsourced to IDTFs, the market in which we operate is highly fragmented and characterized by a large number of smaller regional service providers. The market for our services is highly competitive and subject to changing technology and market dynamics.

        We believe the principal competitive factors in our market include:

  •
  quality of the service provided;

  •
  access to clinically advanced technologies;

  •
  reputation of service provider;

  •
  network of referring physicians and private third party payors;

  •
  quality of customer support; and

  •
  sales and marketing capabilities of the service provider.

        We believe that we are a leading IDTF provider of cardiac event monitoring services and according to a 2004 Frost & Sullivan report, in 2004 we held a 19.4% share of the cardiac event monitoring services market provided by IDTFs. Our national IDTF competitors for cardiac event monitoring services include Raytel Medical Corporation, PDSHeart, Inc, and Cardionet, Inc., each of which in 2004 held less than or equal to a 6.5% share of the cardiac event monitoring services market. On February 6, 2007, Cardionet, Inc. announced that it had entered into a definitive acquisition agreement with PDSHeart Inc. and on March 13, 2007, Cardionet, Inc. announced that it had successfully completed the transaction. We also believe we are a leading IDTF provider of holter monitoring services according to the same report and in 2004 we held 8.8% of the holter monitoring services market provided by IDTFs. Our national IDTF holter monitoring services competitors include Raytel Cardiac Services, Health Monitoring Services of America and Biomedical Systems. Our main competitor for pacemaker monitoring is Raytel Cardiac Services, which we believe is the leading provider of pacemaker monitoring services in the United States.

Devices

        In the United States, it is estimated that there are 30 companies that sell and distribute cardiac monitoring products. This market is segmented into Resting ECG Systems (ECG), Stress Testing Systems (Stress), ECG Data Management Systems (ECG DMS), Holter Monitoring Systems (Holter) and Cardiac Event Monitoring Systems (Event). The competitive factors within this market include the quality of algorithms and analysis tools, price, ease of use, reliability, customer support and services provided after the sale of the device. The end user groups for these devices are hospitals, cardiology and electrophysiology practices, and professional nursing facilities.

        According to the 2004 Frost & Sullivan report, we held in 2004 the leadership position of cardiac event monitoring devices with 34.3% of the market. Our major competitors are Aerotel Medical Systems, TZ Medical Inc., Philips Medical Systems and Del Mar Reynolds Medical, which held in 2004, according to the Frost & Sullivan report, 18.2%, 13%, 5.2% and 3.9% of the market, respectively. Of the total event market, 25.4% is made up of smaller companies. Some of the smaller companies which are well represented in the market include Advanced BioSensor, Braemar Inc., Biomedical Systems, Medicomp, Rozinn Electronics and Universal Medical Products.

Government Regulation and Supervision

General

        The health care industry is highly regulated by both state and federal government agencies. Regulation of health care services is an evolving area of law, and state regulation varies from jurisdiction to jurisdiction. State and federal regulatory agencies generally have discretion to issue regulations and interpret and enforce laws and rules, and changes in applicable laws and rules occur frequently. During the past several years, substantial changes have occurred in the national health care delivery reimbursement systems, and we believe health care laws and regulations will continue to change. In addition, the operations of the health care industry and ownership and organization of individual participants in that industry have been subject to increasing scrutiny by federal, state and local government agencies. In response to perceived abuses and actual violations of the terms of existing federal, state and local health care payment programs, such agencies have increased their audit and enforcement activities, and additional federal and state legislation has been considered or enacted providing for civil and criminal penalties, including exclusion from federal health care programs, such as Medicare and Medicaid, for engaging in certain prohibited activities.

Physician licensure laws

        The practice of medicine, including the practice of cardiology and telemedicine, is subject to state licensure laws, regulations and approvals. Physicians who provide professional medical services to a patient via a telemedicine system must, in some states and under specified circumstances, hold a valid license to practice medicine in the state in which the patient is located.

Corporate practice of medicine; fee splitting

        Many states have laws known as corporate practice of medicine laws that prohibit a business corporation from practicing medicine, employing physicians to practice medicine, or exercising control over medical decisions by physicians. In these states, typically only a licensed health care professional or professional corporation in which the shares are held by licensed physicians or other medical professionals may provide medical care to patients. Many states also have some form of fee-splitting law that prohibits certain business arrangements that involve the splitting or sharing of medical professional fees earned by a physician or another medical professional for the delivery of health care services with entities, including other physicians, who are not part of the earning physician's practice group.

        If arrangements between business corporations and physicians are found to violate corporate practice of medicine or fee-splitting laws, the relevant contracts could be found legally invalid and unenforceable and the business corporation and/or the physicians could be subject to civil, or in some cases criminal, penalties. The various state laws on fee-splitting and corporate practice of medicine, and the interpretations of such laws, vary from state to state and are enforced by state courts and state regulatory authorities, each with broad discretion.

Health Insurance Portability and Accountability Act of 1996

        Numerous state and federal laws govern the collection, dissemination, use and confidentiality of patient and other health information, including the administrative simplification provisions of HIPAA, as well as state laws. HIPAA applies directly to covered entities, which include health plans, health care clearinghouses and many health care providers. The rules promulgated pursuant to HIPAA include the Standards for Privacy of Individually Identifiable Health Information, for which compliance by most entities was required by April 16, 2003, Security Standards, for which compliance by most entities was required by April 21, 2005, and the Standards for Electronic Transactions, for which compliance by most entities was required by October 16, 2003. The privacy rule, security rule, and electronic transactions and code sets rule each establish certain standards regarding health information. These rules' standards concern, respectively, the privacy of information when it is used and/or disclosed; the confidentiality, integrity and availability of electronic health information; and the content and format of certain identified electronic health care transactions. Other federal and state laws also protect the confidentiality of health information. In many cases, these laws are not preempted by HIPAA. These laws governing health care information impose civil and criminal penalties for their violation and can require substantial expenditures of financial and other resources for information technology system modifications and for implementation of operational compliance.

Medicare and Medicaid reimbursement programs

        Medicare is a federal program that provides eligible persons age 65 and over and certain disabled persons with a wide range of health benefits, including physician and diagnostic services. Medicare is administered on a federal basis by CMS, and regionally by fiscal carriers and intermediaries which contract with CMS to administer the Medicare program. Medicaid is a federal/state entitlement program that pays for medical assistance for certain individuals and families with low incomes and resources. Within broad national guidelines established by federal statutes, regulations, and policies, each state establishes its own Medicaid eligibility standards; determines the type, amount, duration, and scope of services; sets the rate of payment for services; and administers its own program.

        The Medicare and Medicaid programs impose extensive and detailed requirements on medical services providers, including but not limited to, rules that govern relationships between diagnostic testing facilities and physicians, how and when claims for reimbursement for medical services can be submitted, what qualifications the physicians and certified cardiac technicians must have, and where certain types of medical or diagnostic services can be provided in order to obtain reimbursement for such services. The Medicare carriers and intermediaries in each state can impose local coverage decisions or determinations, which can also affect how reimbursable medical services can be provided, and when reimbursable claims can be submitted.

        Our facilities in Illinois and Florida are approved as IDTFs, which is defined by CMS as an entity independent of a hospital or physician's office in which diagnostic test are performed by licensed or certified nonphysician personnel under appropriate physician supervision. An IDTF may be a fixed location, a mobile entity, or an individual non-physician practitioner. We have also applied for our Pennsylvania facility to be approved as an IDTF.

        Medicare has set certain performance standards that every IDTF must meet in order to obtain or maintain their billing privileges. Specifically, an IDTF is required to: (i) operate its business in compliance with all applicable federal and state licensure and regulatory requirements for the health and safety of patients; (ii) provide complete and accurate information on its enrollment application, and report any changes, within 30 calendar days, to the designated fee-for-service contractor on the Medicare enrollment application; (iii) maintain a physical facility on an appropriate site, that is not an office box or a commercial mail box that contains space for equipment appropriate for the services designated on the enrollment application, hand washing facilities, adequate patient privacy accommodations, and both business and current medical records storage within the office setting of the IDTF, or IDTF home office, not within the actual mobile unit; (iv) have all applicable diagnostic testing equipment, with the physical site maintaining a catalog of portable diagnostic testing equipment, including the equipments' serial numbers; (v) maintain a primary business phone under the name of the designated business, which is located at the designated site of the business, or within the home office of the mobile IDTF units; (vi) have a comprehensive liability insurance policy of at least $300,000 per location, covering both the place of business and all customers and employees of the IDTF, and carried by a non-relative owned company; (vii) agree not to directly solicit patients and to accept only those patients referred for diagnostic testing by an attending physician, who is furnishing a consultation or treating a beneficiary for a specific medical problem and who uses the results in the management of the beneficiary's specific medical problem; (vii) answer beneficiaries' questions and respond to their complaints; (ix) openly post the Medicare standards for review by patients and the public; (x) disclose to the government any person having ownership, financial, or control interest or any other legal interest in the supplier at the time of enrollment or within 30 days of a change; (xi) have its testing equipment calibrated and maintained per equipment instructions and in compliance with applicable manufacturers suggested maintenance and calibration standards; (xii) have technical staff on duty with the appropriate credentials to perform tests and produce the applicable federal or state licenses or certifications of the individuals performing these services; (xiii) have proper medical record storage and be able to retrieve medical records upon request from CMS or its fee-for-service contractor within two business days; and (ix) permit CMS, including its agents, or its designated fee-for-service contractors, to conduct unannounced, on-site inspections to confirm the IDTFs compliance with these standards.

        We have applied to Highmark for the enrollment of our facility in Philadelphia, Pennsylvania as an IDTF Medicare provider and for permission to provide our services including the use of a different and more highly reimbursed code (93799) for LifeStar ACT ™ related services. To our knowledge, Highmark in Pennsylvania is the only Medicare carrier in the United States to have issued a coverage decision to date that provides for enhanced payment for real time out-patient cardiac monitoring using an automated system that requires no patient intervention, which we believe applies to LifeStar ACT™ related services. To our knowledge, Highmark in Pennsylvania is the only Medicare carrier in the United States to have issued a coverage decision to date that provides for enhanced payment for real time out-patient cardiac monitoring using an automated system that requires no patient intervention, which we believe applies to LifeStar ACT™ related services. Although Highmark approved our performing of services and billing to Medicare in Pennsylvania using the cardiac event monitoring codes and reimbursement rates that we currently use and receive, it has recently raised numerous issues in connection with approving our Pennsylvania facility as an IDTF and our request to bill for LifeStar ACT ™ services using the 93799 code. We believe that we have taken the required actions and provided the documentation necessary to address the concerns raised by Highmark. Nevertheless, Highmark has not authorized our use of the 93799 code to date and has recently questioned whether we should be billing within Highmark's service area and whether our Pennsylvania facility may be approved as an IDTF. Based on our review of IDTF regulations, our experience as an IDTF in other states and our belief that we fit under the guidelines included in Highmark's applicable local coverage decision, we believe that our Pennsylvania facility qualifies as an IDTF and that we are entitled to use the 93799 code for LifeStar ACT ™ services. However, no assurance can be provided that such qualification and permission will be obtained, and if obtained, will be obtained in a timely manner.

Anti-Fraud and Abuse Laws

        The health care industry is subject to extensive federal and state regulation with respect to financial relationships between health care providers and payors, as well as the filing of claims, kickbacks and self-referral prohibitions. These laws are interpreted broadly and enforced aggressively by multiple government agencies, including the Office of Inspector General of the Department of Health and Human Services, the Department of Justice and various state authorities. Anti-fraud and abuse laws include extensive federal and state regulations applicable to financial relationships with hospitals, physicians and other health care providers and entities. In particular, federal anti-kickback laws and regulations prohibit certain offers, payments or receipts of remuneration in return for referring Medicare or other government sponsored health care program business as well as the purchasing, leasing, ordering, or arranging for or recommending of any service, good, item or facility for which payment may be made by a government sponsored health care program. Many states have similar anti-kickback and self-referral laws, some of which are not limited to services reimbursed by federal health care programs. Promotional, marketing and sales activities of those in the health care industry must comply with these federal and state laws, including anti-kickback statutes, and these laws prevent the health care industry from using various marketing activities that are commonplace in other industries.

        There are a variety of other federal and state anti-fraud and abuse laws authorizing the imposition of penalties for filing false or fraudulent claims for reimbursement with government sponsored health care programs. The federal False Claims Act prohibits the filing of false claims in federal health care programs. The False Claims Act also allows private citizens to sue on behalf of the government through its whistleblower provisions. Recently, the government has taken the position that violations of other laws, such as the anti-kickback law, may cause the filing of claims that should also be prosecuted as violations of the False Claims Act. In addition, many states, have enacted state false claims laws and the Deficit Reduction Act of 2005 (which became law in 2006), provides financial incentives to those states that currently do not have state false claims laws to enact such laws. Finally, there are also statutes commonly known as civil money penalty and exclusion laws that authorize administrative fines and exclusion from government programs if an individual or company that filed a false claim knew or should have known that the claim was false, and for other offenses. Recently federal enforcement authorities have argued that these laws can also be violated when claims are filed for reimbursement where services fail to meet applicable quality standards.

        Violations of many anti-fraud and abuse laws are punishable by substantial penalties, including monetary fines, civil penalties, criminal sanctions, exclusion from participation in government sponsored health care programs, such as Medicare and Medicaid, and forfeiture of amounts collected in violation of the laws. These anti-fraud and abuse laws are broadly worded and have been broadly interpreted by courts.

        HIPAA also established several separate criminal penalties for making false or fraudulent claims to insurance companies and other non-governmental payors of health care services. These provisions are intended to punish some of the same conduct in the submission of claims to private payors as the federal False Claims Act covers in connection with governmental health programs.

Intellectual Property

        Our principal intellectual property assets include our brand, trademarks and patents covering some of our cardiac monitoring devices. We rely primarily on trade secret and unfair competition laws in the United States and other jurisdictions as well as confidentiality procedures and contractual provisions to protect these assets. We hold the registered trademarks in the United States for "LifeWatch" and "Instromedix."

        In addition, we rely upon Card Guard for the intellectual property relating to certain products we purchase from them for distribution or for use in connection with some of our monitoring services.

        We enter into confidentiality and proprietary rights agreements with our employees, affiliated physicians, consultants and other third parties and control access to software, documentation and other proprietary information.

        If a claim is asserted that we have infringed the intellectual property of a third party, we may be required to seek licenses to that technology. In addition, we license third party technologies that are incorporated into some elements of our services. Licenses from third party technologies may not continue to be available to us at a reasonable cost, or at all. Additionally, the steps we have taken or will take to protect our intellectual property rights or that Card Guard has taken or will take to protect its intellectual property rights in its products we sell or use in providing our services may not be adequate. Third parties may infringe or misappropriate our or Card Guard's proprietary rights. Competitors may also independently develop technologies that are substantially equivalent or superior to the technologies we employ in our services. If we or Card Guard fail to protect our or Card Guard's proprietary rights adequately, our competitors could offer similar services, potentially significantly harming our competitive position and decreasing our revenues.

Legal Proceedings

        From time to time, we are involved in various legal proceedings arising in the ordinary course of our business activities. We maintain insurance policies with coverages that we believe are appropriate in light of the risks attendant to our business, and believe that the resolution of the current claims will not have a material adverse impact on our consolidated results of operations, cash flows or our financial position. However, depending on the amount of damages resulting from a current or future claim, an unfavorable resolution of a claim could materially affect our future results of operations, cash flows or financial position.

Facilities and Assets

        Our executive offices and headquarters are in Buffalo Grove, Illinois. Our executive offices together with the clinical, customer services and distribution occupy approximately 32,000 square feet in Buffalo Grove, Illinois under leases that expire on January 14, 2009, with an option to renew for one additional three year term. Our redundant call center facilities in Boca Raton, Florida occupy approximately 5,500 square feet under leases that expire in February 2009. In August 2006, we entered into a 12 month lease for a new clinical call center in Philadelphia, Pennsylvania which occupies approximately 305 square feet which was subsequently amended to increase the occupancy area by 160 square feet.

        On November 15, 2006, we entered into a long-term office lease with OIC Midwest LLC for up to 50,308 square feet of space located at the O'Hare International Center II in Rosemont, Illinois. This lease commences in January 2007 and expires in March 2019. However, for a specified early termination fee, we will have the right to terminate the lease effective as of February 28, 2015. Rent for the initial space leased increases throughout the initial term, from approximately $600,000 per year for the first full year of the lease to approximately $750,000 per year in the final year, in addition to our annual proportionate share of operating expenses for the premises. Provided that during the initial term of the lease we continuously operate an amount of space that meets the minimum threshold set forth in the lease, we will have the option of renewing the lease for two additional periods of five years each, and the rent for those renewal terms will be set to match the rents then being charged by the landlord for comparable premises. In addition, we have a right of first refusal with respect to certain additional space at this property in the event the landlord receives a bona-fide offer from a third party to rent such space, provided we have continuously operated all our leased space throughout the lease term to that point. In addition, for a specified eighteen month period between the third and fifth years of the initial term, the landlord agrees to try to provide us with additional rental space if we so require, provided we have continuously operated all our leased space throughout the lease term to that point.

        We developed a strategic plan to consolidate our operations in San Diego, California, formerly our manufacturing facility, with our operations in Buffalo Grove, Illinois. We are in the process of integrating both of these facilities into one fully functional location at the O'Hare International Center II in Rosemont, Illinois that would serve our administrative, clinical service, call center and manufacturing needs. We plan to integrate our San Diego and Buffalo Grove offices and operations in three phases. We recently completed the first phase of moving our manufacturing operations to the O'Hare International Center II. In connection with the consolidation of our operations to our O'Hare facility, on January 3, 2007 we entered into a sublease relating to the San Diego premises to cover the remainder of the extended term. The second and third phase of our integration involves moving our clinical services and administrative operations from Buffalo Grove, Illinois to the O'Hare International Center II which we expect to complete in the second quarter of 2007. If we require additional space, we believe that we will be able to obtain such space on acceptable, commercially reasonable terms.

        Our long-lived assets, including goodwill and other acquired intangible assets are located primarily in the United States.

Employees

        As of March 31, 2007, we had 339 full-time and 31 part-time employees, of which over 160 are certified cardiac technicians and registered nurses. None of our employees are represented by a labor union. We consider our relationship with our employees and independent contractors to be in good standing.

Intercompany Agreements

        We are a party to several agreements with our parent companies. Our agreements with our parent companies are particularly important because of some of the technology and intellectual property we use and of the products we distribute relate to these agreements. Please see our discussion in "Certain Relationships and Related Party Transactions."

History and Development of our Company

        The business of our two subsidiaries, LifeWatch Services (formerly, LifeWatch Holding Corporation) and LifeWatch Technologies (formerly, Card Guard Technologies, Inc.), were acquired by our parent companies in two separate transactions in January and August 2000, respectively. In February 2001 we acquired the business of our largest competitor in the services business, Quality

Diagnostic Services, Inc. Prior to October 2006, all of the outstanding shares of LifeWatch Services (other than options to employees representing the right to purchase up to approximately 2% of such shares) and LifeWatch Technologies were held by Card Guard Scientific Survival Ltd., a corporation organized under the laws of the State of Israel, and Card Guard Europe B.V., a corporation organized under the laws of the Netherlands, both wholly-owned subsidiaries of Card Guard AG, a corporation organized under the laws of Switzerland and publicly traded on the SWX Swiss Exchange. We expect that following the consummation of this offering, our parent companies will continue to retain a majority interest in our company. In July 2006 we formed our company, LifeWatch Corp., and in October 2006 our parent companies contributed the shares of LifeWatch Services and LifeWatch Technologies to us in exchange for 9,000,000 common shares of LifeWatch Corp.

ORGANIZATIONAL STRUCTURE

        Set forth in the diagram below is our corporate organizational chart, including our subsidiaries and our parent companies, both direct and indirect.

*
The above organizational chart does not reflect: (i) 600,000 shares of common stock issuable upon the exercise of options outstanding as of the date of this offering, at a weighted average exercise price of $7.22 per share; (ii) up to            shares of common stock issuable upon the exercise of options that will be granted immediately upon consummation of this offering; and (iii)             additional shares of common stock reserved under our equity incentive plan.

**
Excluding options held by employees which, at the time of this offering, will represent less than 1% of LifeWatch Services' stock, on a fully diluted basis.

MANAGEMENT

Executive Officers and Directors

        The following table provides information regarding our executive officers and directors as of the date of this prospectus.

Name	Age	Position(s)
Frederick J. Mindermann	45	President and Chief Executive Officer
Francis J. Leonard	51	Chief Financial Officer
Roger K. Richardson	47	Chief Operating Officer
Ronald C. Bernard	64	Director
Kobi Ben Efraim	51	Director
J. Victor Josebachvili	52	Director
Dr. Jonathan T. Lord	51	Non-Executive Chairman and Director
Dr. Abraham Sartani	59	Director
Urs Wettstein	51	Director

        Frederick J. Mindermann has served as Chief Executive Officer of the Company since October 2006 and as President and Chief Executive Officer of LifeWatch Services and LifeWatch Technologies since July 2006. Prior to that, Mr. Mindermann was the Chief Operating Officer for LifeWatch Services since July 2005 and assumed responsibilities for LifeWatch Technologies since December 2005. Prior to joining us, Mr. Mindermann served as a Senior Vice President for the Aegis Group from 2004 to 2005. From 2002 to 2004, he served as Chief Executive Officer for Health Source One, LLC. and also served as an International Senior Vice President (Business Development) for our parent company Card Guard AG in 2002. From 1999 to 2002, Mr. Mindermann served as the Executive Vice President for the International Home Healthcare Group of AGA-Linde Healthcare. He also served in senior and national executive positions with U.S. Medical Systems and Siemens Medical Division. Mr. Mindermann holds a diploma in Histology from Madison General School of Histology, an Associate in Applied Science degree in Respiratory Care from Madison Area Technical College, a Bachelor of Science in Business Administration from Wesleyan College, a Masters of Business Administration degree from Cardinal Stritch College, and is currently pursuing a Masters of Philosophy Degree in Wellness and Natural Medicine from Clayton College.

        Francis J. Leonard has served as our Chief Financial Officer since October 2006. Prior to joining us, Mr. Leonard was Chief Financial Officer for Apropos Technology Inc., a developer and distributor of software for contact centers, from 2000 to 2005. Prior to that, Mr. Leonard was employed at BT Office Products International Inc., a distributor of office products and furniture, as Corporate Controller, Chief Accounting Officer from 1995 to 1997 and as Vice President of Finance, Chief Financial Officer from 1997 to 2000. He holds a Bachelors of Science degree in Accounting from Bradley University. Mr. Leonard is also a Certified Public Accountant.

        Roger K. Richardson has served as our Chief Operating Officer since July 2006, while previously serving as an Executive Vice President. Prior to joining us, Mr. Richardson was a Senior Operational Vice President for Linde Gas Therapeutics from 1999 to 2006 and from 1996 to 1999 was the Vice President of High Tech Services of Housecall, part of the Adventist Health Systems. Mr. Richardson has been a Regional Director for Hospital Corporation of America and has served on the Board for the Tennessee Association of Respiratory Care, and National Health Occupation Students of America. He was also a Post Secondary Advisor for the Tennessee Department of Health Occupations.

Mr. Richardson has received many awards, including Hospital Corporation of America's national Frist Humanitarian Award, Housecall's CEO's Top Executive Achievement Award, and National Distinguished Service Awards from both the American Association for Respiratory Care and the Health Occupation Students of America group. Mr. Richardson received his clinical training in Respiratory and Pulmonary Function Technology at Vanderbilt University Medical Center, he holds an Associate of Applied Sciences degree from California College of Health Science and has received his credentials as a Registered Respiratory Therapist, Registered Pulmonary Function Technologist, and Pediatric Specialist from the National Board for Respiratory Care.

        Ronald C. Bernard joined our board of directors as a non-employee member in March 2007. Mr. Bernard is also the chairman of our audit committee. Since 2004, Mr. Bernard has served as President of LWB Media Consulting, where he consults with private equity firms involved in media-related investments. Mr. Bernard has extensive experience as a leader in the entertainment and sports industries, including his prior roles as Chief Executive Officer of Sekani, Inc., President of NFL Enterprises, President of Viacom Network Enterprises and Executive Vice President of Finance and Administration at Showtime Networks, Inc. He is also a Certified Public Accountant (NY) and has held several accounting and senior financial positions throughout his career. Mr. Bernard serves as a director, audit committee chairman and special committee chairman of Atari, Inc. He is also a member of the board of directors of Mentor, Indiana University, Kelly School and the Lauri Strauss Leukemia Foundation. Mr. Bernard holds an MBA from Columbia University Graduate School of Business and a BA in Finance from Syracuse University.

        Kobi Ben Efraim joined our board of directors in March 2007. Mr. Ben Efraim is the Chief Financial Officer of Card Guard and joined Card Guard as Director of Finance & Accounting in January 2001. Mr. Ben Efraim has over 20 years of experience in finance and accounting in the Israeli hi-tech industry. Prior to Card Guard, he was employed for 5 years with the DSPC Group (a NASDAQ-traded company), where he held a number of positions, including Chief Accountant of DSPC. The DSPC Group was acquired by Intel in 2000. Kobi Ben Efraim is a citizen of Israel and holds a BA degree in Economics and Accounting from the University of Tel Aviv, and is a Certified Public Accountant (Israel).

        J. Victor Josebachvili has served as Director of the Company since October 2006. Mr. Josebachvili is the founder of Harbor Hills Partners, LLC, a financial advisory boutique, where he has been a Managing Partner since January 2003. Prior to founding Harbor Hills, Mr. Josebachvili was a Managing Director in JP Morgan's Global M&A Group from 1995 to 2002. He created and led Chase Manhattan Bank's New York-based merger advisory practice for Latin America and, upon Chase's merger with JP Morgan in 2000, he became Vice Chairman Latin America for JP Morgan Securities. Mr. Josebachvili has also held similar positions at Bankers Trust and Citibank. During the past fifteen years, he has advised major U.S. and European multinationals, governments and leading private companies in over three dozen corporate transactions. In addition, Mr. Josebachvili has been a guest speaker at numerous professional conferences throughout the Americas, and is a regular guest lecturer at New York University's Executive MBA Program and Columbia University's School of International and Public Affairs. He holds a B.Sc. (cum laude) from the Technion-Israel Institute of Technology in Industrial Engineering and an MBA from Columbia University Graduate School of Business.

        Dr. Jonathan T. Lord joined us as the non-executive Chairman of our board of directors in January 2007. Dr. Lord is also a member of our audit committee and our compensation and stock option committee. Dr. Lord has been a Senior Vice President and Chief Innovation Officer of Humana, Inc. since September 2002. Dr. Lord joined Humana in April 2000 and also served as its Chief Medical Officer from 2000 to 2001 and as its Chief Clinical Strategy and Innovation Officer from 2001 to 2002. Before joining Humana, Dr. Lord was President of Health Dialog, an internet provider of health information, from 1999 to 2000. Prior to that, he served as Chief Operating Officer of the American Hospital Association from 1995 to 1999. A forensic pathologist with 21 years' experience, Dr. Lord has served as a consultant to JCAHO, and in 2002 received the Karen Coughlin Individual Disease Management Leadership Award from the Disease Management Association of America, or DMAA, for his contributions to the care of persons with chronic disease. Dr. Lord served as President of DMAA from 2001 to 2002 and in 2002 was appointed to the prestigious National Advisory Council for Healthcare Research and Quality, where as part of a select group of health care leaders, he provided advice to the U.S. Secretary of Health and Human Services. Currently, Dr. Lord serves as a director of Stericycle Inc., a health care infection control and compliance company, and Neurometrix Inc., a Boston based medical device company. Dr. Lord also serves as a director for various private companies. Dr. Lord holds an MD from Miami University School of Medicine and a BS in Chemistry from University of Miami.

        Dr. Abraham Sartani has served as a Director of the Company since October 2006 and is the chairman of our compensation and stock option committee and a member of our audit committee. Dr. Sartani has been a non-executive member of the board of directors of Card Guard AG since May 2003. Since April 1980, Dr. Sartani has been involved with the business and commercial aspects of medicine and drug development and has filled various executive positions in pharmaceutical companies in Italy. In September 1985, Dr. Sartani was appointed Medical Director at Recordati S.p.A., one of the largest pharmaceutical companies in Italy. He was later promoted to become the head of the Pharmaceutical Research & Development division, a position he currently retains. From 1999, he has been responsible for Recordati's licensing activities. Dr. Sartani has published numerous scientific papers and is a co-inventor of several patents. Together with other members of his team, he was awarded the Atomo d'Oro award in 1993 and the Premio Galeno award in 1994. Dr. Sartani is also a member of the board of directors of Card Guard AG, Pharmos Inc., Can Fite Biopharma Ltd., and Nanopass Technologies Ltd. He is a member of prominent scientific organizations, including the New York Academy of Sciences, the International Association for the Study of Pain, the American Management Association and he is also a Fellow of the Royal Society of Medicine. Dr. Sartani received his medical education at the Universities of Tel Aviv and Bologna and his specialist (cum laude) degree in Endocrinology at the University of Pavia.

        Urs Wettstein has served as a Director of the Company since October 2006. Mr. Wettstein has been a non-executive Vice Chairman of the board of directors of our parent company Card Guard AG since its incorporation in July 2001 and is also a member of Card Guard AG's executive and compensation committee and audit committee. Mr. Wettstein has served as an advisor to numerous initial public offerings in Europe and operates an accounting, auditing and consultancy office in Zurich, Switzerland. Prior to joining Card Guard AG, he was an auditor with Coopers & Lybrand AG, Zurich, and a tax consultant in the joint tax department of Coopers & Lybrand/Schweiz Treuhandgesellschaft, in Zurich. Mr. Wettstein graduated as a Certified Public Accountant (Dipl. Wirtschaftsprüfer).

Director Independence

        In March 2007, our board of directors undertook a review of the independence of the directors and considered whether any director has a material relationship with us that could compromise his ability to exercise independent judgment in carrying out his responsibilities. As a result of this review, our board of directors determined that Messrs. Bernard,  Lord and Sartani, representing three of our six directors, are each currently an "independent director" as defined under the rules of the Nasdaq Global Market.

        Under the corporate governance standards of the Nasdaq Global Market, by no later than the first anniversary of the completion of this offering, a majority of our directors must be independent directors. We intend to reconstitute our board of directors prior to the first anniversary of the completion of this offering in order to comply with these requirements.

Committees of the Board of Directors and Meeting Attendance

        Our board of directors has an audit committee and a compensation and stock option committee, or the Compensation Committee, each of which has the composition and responsibilities described below:

        Audit Committee.    Messrs. Bernard, Lord and Sartani, each of whom is a non-employee member of our board of directors, comprise our audit committee. Mr. Bernard is the chairman of our audit committee. Our board has determined that each member of the audit committee meets the requirements for independence and financial literacy under the current requirements of Nasdaq and the Securities and Exchange Commission rules and regulations. The board of directors has also determined that Mr. Bernard is an "audit committee financial expert" as defined by SEC rules and satisfies the financial sophistication requirements of the Nasdaq. The audit committee is responsible for, among other things: reviewing, acting on and reporting to the board of directors with respect to various auditing and accounting matters, including the selection of our independent registered public accounting firm; the scope of the annual audits as well as the results of the annual audits; approving audit and non-audit services provided to us by the independent registered public accounting firm as well as the fees for such services; the organization and scope of our internal system of audit, financial and disclosure controls; our financial reporting activities, including our annual report, and the accounting standards and principles followed; the performance of our independent registered public accounting firm; and our accounting practices. Our board of directors has determined that Dr. Sartani will not vote on approval of transactions between us and our parent companies.

        Compensation and Stock Option Committee.    Messrs. Bernard, Lord and Sartani, each of whom is a non-employee member of our board of directors, comprise our Compensation Committee. Dr. Sartani is the chairman of our Compensation Committee. Our board has determined that each member of our compensation and stock option committee meets the requirements for independence under the current requirements of Nasdaq. The Compensation Committee is responsible for, among other things: recommending, reviewing and overseeing the salaries, benefits and stock option plans for our employees, consultants, directors and other individuals whom we compensate, and administering our compensation plans.

        Our board of directors may from time to time establish other committees as it deems necessary or appropriate.

Executive Compensation

Compensation Discussion and Analysis

        The compensation of our executives is designed to attract, as needed, individuals with the skills necessary for us to achieve our business plan, to reward those individuals fairly over time and to retain those individuals who continue to perform at or above our expectations. Our executives' compensation has three primary components: salary; a yearly cash incentive bonus; and stock option awards. In addition, we provide our executives with benefits that are generally available to our salaried employees.

        We view the three components of our executive compensation as related but distinct. Although our board of directors does review total compensation, we do not believe that significant compensation derived from one component of compensation should negate or reduce compensation from other components. We determine the appropriate level for each compensation component based in part, but not exclusively, on competitive benchmarking consistent with our recruiting and retention goals, our view of internal equity and consistency, overall company performance, individual performance and other considerations we deem relevant. Except as described below, our board of directors have not adopted any formal or informal policies or guidelines for allocating compensation between long-term and currently paid out compensation, between cash and non-cash compensation, or among different forms of compensation. This is due to the small size of our executive team and the need to tailor each executive's award to attract and retain that executive.

        Our board of directors' current intent is to perform a strategic review annually of our executive officers' cash compensation and share and option holdings to determine whether they provide adequate incentives and motivation to our executive officers and whether they adequately compensate our executive officers relative to comparable officers in other companies with which we compete for executives. Our board of directors' most recent review occurred in November 2006. For compensation decisions, including decisions regarding the grant of equity compensation relating to executive officers (other than our President and Chief Executive Officer), the board of directors typically considers the recommendations of our President and Chief Executive Officer.

        We account for the equity compensation expense for our employees under the rules of SFAS No. 123(R), which requires us to estimate and record an expense for each award of equity compensation over the service period of the award. We also record cash compensation as an expense at the time the obligation is accrued. Until we achieve sustained profitability, the availability to us of a tax deduction for compensation expense is not material to our financial position. We structure cash incentive bonus compensation so that it is taxable to our employees at the time it becomes available to them. It is not anticipated that any executive officer's annual cash compensation will exceed $1 million, and we have accordingly not made any plans to qualify for any compensation deductions under Section 162(m) of the Internal Revenue Code.

  Base Compensation

        We fix the base salary of each of our executives at a level we believe enables us to hire and retain individuals in a competitive environment and rewards satisfactory individual performance and a satisfactory level of contribution to our overall business goals. We also take into account the base salaries paid by similarly situated companies in the field of telemedicine and the base salaries of other private and public companies with which we believe we generally compete for talent.

  Cash Incentive Bonuses

        Yearly cash incentive bonuses for our executive officers are established as part of their respective individual employment agreements to focus them on achieving key operational and financial objectives within a yearly time horizon. In addition, the board of directors may approve other supplemental cash incentives based on the achievement of specific targets or the completion of a special project within a yearly time horizon. Each of these employment agreements provides that the executive will receive a cash incentive bonus determined in the discretion of our board of directors, with a target bonus amount specified for that executive based on individual performance and our financial performance relative to targets determined by the board of directors. These targets are established by the board of directors on an annual basis, and include specific objectives relating to the achievement of business and/or financial milestones, including our revenues and earnings. The target cash incentive bonus amount for each of our executives is as follows:

  •
  Frederick J. Mindermann, President and Chief Executive Officer: 30% of base salary

  •
  Francis J. Leonard, Chief Financial Officer: 25% of base salary

  •
  Roger K. Richardson, Chief Operating Officer: 25% of base salary

  Stock Options and Equity Awards

        We utilize stock options to reward long-term performance and to ensure that our executive officers have a continuing stake in our long-term success. These options are intended to produce significant value for each executive if our performance is outstanding and if the executive has an extended tenure.

Because our executive officers are awarded stock options with an exercise price equal to the fair market value of our common stock on the date of grant, the determination of which is discussed below, these options will have value to our executive officers only if the market price of our common stock increases after the date of grant.

        Authority to make stock option grants to executive officers rests with our board of directors, and we expect our board of directors will delegate that authority to the Compensation Committee that we expect to establish by the time we complete this offering. In determining the size of stock option grants to executive officers, our board of directors considers our performance against the strategic plan, individual performance against the individual's objectives, comparative share ownership data from compensation surveys of telemedicine companies, the extent to which shares subject to previously granted options are vested and the recommendations of our Chief Executive Officer and other members of management.

        We recently established our 2006 Stock Incentive Plan and on November 30, 2006 and December 7, 2006 we granted options to purchase 600,000 shares of our common stock to certain of our directors, officers and employees and to certain directors, officers and employees of our parent companies pursuant to this plan. The material terms of our 2006 Stock Incentive Plan are provided below under "—Employee Benefit Plans—2006 Stock Incentive Plan." In the past, some of our directors, officers and employees were granted options to purchase shares of our publicly traded parent company Card Guard AG as well as our subsidiary LifeWatch Services. While we do not exclude the possibility that additional options to purchase shares of Card Guard AG may be granted in the future to certain executives, we expect that such occurrences will be rare because we believe that it is important to align our executive compensation with our own interests. We have not issued options under our subsidiary LifeWatch Services' option plan since 2000 and we do not expect to issue any addition options to purchase shares of LifeWatch Services in the future. In consideration for the grant of our stock options, certain of our executive officers and employees (other than the Chief Executive Officer) who were previously issued LifeWatch Services or Card Guard AG options have agreed to forfeit and waive any rights to LifeWatch Services' options (both vested or unvested) and unvested Card Guard AG options.

        In 2006, we hired Empire Valuation Consultants, LLC, an unrelated-third party valuation firm to determine the fair market value of our common stock in connection with the grant of our stock options. We do not have any program, plan or obligation that requires us to grant equity compensation on specified dates and, because we have not been a public company, we have not made equity grants in connection with the release or withholding of material non-public information. However, we intend to implement policies to ensure that equity awards are granted at fair market value on the date that the grant action occurs.

        Going forward, we expect that all equity awards to our directors, officers and employees will be made under our 2006 Stock Incentive Plan. We expect to grant our stock options to certain of our executives and directors, with an exercise price equal to this offering price, immediately upon consummation of this offering.

  Severance and Change in Control Benefits

        Each of our executives has a provision in his employment agreement providing for certain severance benefits in the event of termination without cause, as well as a provision providing for the acceleration of his then unvested options in the event of termination without cause following a change in our control. These severance and acceleration provisions are described in the "—Employment Agreements" section below, and certain estimates of these change of control benefits are provided in "Estimated Payments and Benefits Upon Termination" below.

  Other Benefits

        Our executives are eligible to participate in all of our employee benefit plans, such as medical, dental, vision, group life and disability insurance and our 401(k) plan, in each case on the same basis as our other employees.

Summary Compensation Table

        The following table sets forth all of the compensation awarded to our named executive officers for the year ended December 31, 2006:

Name and principal position	Year	Salary($)	Bonus(1) ($)	Option awards(2) $)	Non-equity incentive plan compensation($)	Change in pension value and nonqualified deferred compensation earnings($)	All other compensation($)		Total($)
Frederick J. Mindermann(3) President and Chief Executive Officer	2006	215,000	49,500	28,125	—	—	22,067	(9)	314,692
Yacov Geva(4) Former Chief Executive Officer of LifeWatch Services	2006	—	—	—	—	—	306,596	(10)	306,596
Francis J. Leonard(5) Chief Financial Officer	2006	32,154	8,038	—	—	—	900		41,092
Jeffrey B. Stein(6) Former Chief Financial Officer of LifeWatch Services	2006	55,874	—	—	—	—	—		55,874
Michael Turchi(7) Treasurer	2006	151,415	34,114	6,911	—	—	21,516	(11)	213,956
Roger K. Richardson(8) Chief Operating Officer	2006	141,923	63,265	10,577	—	—	14,907	(12)	230,672

(1)
Bonus and total amounts include 2006 cash incentive bonuses earned in 2006 pursuant, where applicable, to our named executive officers' employment agreements, as described in "Compensation Discussion and Analysis—Cash Incentive Bonuses" above.

(2)
Option award amounts reflect the compensation cost related to options granted by Card Guard, our parent company, for the year ended December 31, 2006 of the named executive officer's options, calculated in accordance with SFAS 123(R) and using a Black-Scholes valuation model.

The options to purchase our common stock are conditional upon the consummation of this offering and such options will terminate automatically and be of no further benefit if this offering is not consummated within two years. As a result of this performance condition, no compensation costs have been recorded for the year ended December 31, 2006.

(3)
Mr. Mindermann became our President and Chief Executive Officer on October 26, 2006. Mr. Mindermann joined LifeWatch Services in July 2005 as the Chief Operating Officer and was the President and Chief Executive Officer of LifeWatch Services and LifeWatch Technologies since July 2006.

(4)
Mr. Geva served as the President and Chief Executive Officer of LifeWatch Services from July 2005 to July 2006 and was replaced by Mr. Mindermann. Mr. Geva resigned from our board of directors effective December 4, 2006.

(5)
Mr. Leonard joined us on October 31, 2006 as the Chief Financial Officer and had no prior affiliation before that date.

(6)
Mr. Stein served as the Chief Financial Officer of LifeWatch Services from July 17, 2006 until he resigned on September 4, 2006.

(7)
Mr. Turchi became our Treasurer on October 26, 2006 and has been the Vice President Finance and Treasurer of LifeWatch Services since April 2003. From April 2003 until Mr. Stein became the Chief Financial Officer of LifeWatch Services in July 17, 2006, Mr. Turchi has functioned as our "principal financial officer."

(8)
Mr. Richardson became our Chief Operating Officer on October 26, 2006 and previously served as an Executive Vice President of LifeWatch Services since January 2, 2006.

(9)
Includes $8,769 in housing allowance, $6,000 in car allowance, $6,007 in 401(K) matching contributions and $1,291 in spousal travel.

(10)
Includes $34,860 in housing allowance, $14,160 in car allowance and $257,576 allocated as a portion of Mr. Geva's compensation received from Card Guard as well as stock-based compensation related to Card Guard's options owned by him.

(11)
Includes $10,000 for vacation earned not taken, $6,000 in car allowance, and $5,517 in 401(K) matching contributions.

(12)
Includes $7,234 for relocation allowance, $5,885 in car allowance, and $1,788 in 401(K) matching contributions.

Employment Agreements

        Three of our senior executives, Messrs. Mindermann, Leonard and Richardson, have entered into employment agreements with us. The following summaries of the material provisions of the employment agreements do not purport to be complete and are subject to and qualified in their entirety by reference to the provisions of each described agreement.

        Frederick J. Mindermann.    We entered into an employment agreement with Mr. Frederick J. Mindermann on December 1, 2006, pursuant to which Mr. Mindermann was appointed as our President and Chief Executive Officer for a period of 37 months ending on December 31, 2009. Mr. Mindermann is entitled to an annual base salary of $220,000, an annual performance bonus of up to 30% of his base salary and annual car and housing allowances of $18,000. The agreement provides that Mr. Mindermann's annual base salary will increase to $250,000 and his annual housing allowance will increase by $6,000 if we meet or exceed our first quarter 2007 financial projections. The term of this agreement may be automatically extended for successive 12-month terms unless either we or Mr. Mindermann provides three months prior written notice of a decision not to further extend the term of the agreement. If we notify Mr. Mindermann of our decision not to extend the scheduled term of his agreement beyond the initial or any subsequent term without cause, subject to certain exceptions, he is entitled to receive his base salary and benefits for two months. If we terminate Mr. Mindermann's employment without cause and there has not been a change in our control, subject to certain exceptions, he is entitled to receive his base salary and benefits for the lesser of six months or the remaining term of his employment.

        Francis J. Leonard.    We have entered into an employment agreement with Mr. Leonard for his appointment as our Chief Financial Officer which is on similar terms to Mr. Mindermann's employment agreement described above except that Mr. Leonard is entitled to an annual salary of $190,000, an annual performance bonus of up to 25% of his base salary and an annual car allowance of $6,000.

        Roger K. Richardson.    We have entered into employment agreement with Mr. Richardson for his appointment as our Chief Operating Officer which is on similar terms to those of Messrs. Mindermann and Leonard described above. Mr. Richardson is entitled to an annual salary of $150,000 and annual performance bonus of up to 25% of his base salary. Mr. Richardson's agreement also provides that his annual base salary will increase to $175,000 if we meet or exceed our first quarter 2007 financial projections.

Change in Control Arrangements

        Our employment agreements with Messrs. Mindermann, Leonard and Richardson provide that in the event they are terminated within three months after a change in our control, they will be entitled to receive their base salaries at the rate in effect on their termination date and any other benefits provided to them as of the date of their termination for a period of 12 months after the date of termination. These agreements also provide for the acceleration of vesting of stock option awards following a change in our control.

Grants of Plan-Based Awards

  LifeWatch

        The following table sets forth each LifeWatch equity award granted to our named executive officers during the year ended December 31, 2006.

Name	Grant Date	Future Payouts Under Non-Equity Incentive Plan Awards Target($)	Estimated Future Payouts Under Equity Incentive Plan Awards Target(#)	All Other Stock Awards: Number of Shares of Stock or Units(#)	All Other Option Awards: Number of Securities Underlying Options(#)	Exercise or Base Price of Option Awards ($/Sh)	Grant date fair value of stock option awards ($)(1)
Frederick J. Mindermann	11/30/06	—	—	—	50,000	$7.22
Michael Turchi	11/30/06	—	—	—	15,000	$7.22
Roger K. Richardson	11/30/06	—	—	—	15,000	$7.22

(1)
Option award amounts reflect the compensation costs for the year ended December 31, 2006 of the named executive officer's options, calculated in accordance with SFAS 123(R) and using a Black-Scholes valuation model. The option to purchase our common stock is conditional upon the consummation of this offering and such options will terminate automatically and be of no further benefit if this offering is not consummated within two years. As a result of this performance condition, no compensation costs have been recorded for the year ended December 31, 2006.

  Card Guard AG

        The following table sets forth each Card Guard equity award granted to our named executive officers during the year ended December 31, 2006.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards Target($)	Estimated Future Payouts Under Equity Incentive Plan Awards Target(#)	All Other Stock Awards: Number of Shares of Stock or Units(#)	All Other Option Awards: Number of Securities Underlying Options(#)	Exercise or Base Price of Option Awards ($/Sh)	Grant date fair value of stock option awards ($)(1)
Michael Turchi	2/22/06	—	—	—	9,300	$3.05	$18,414
Roger K. Richardson	2/22/06	—	—	—	25,000	$3.05	$49,500

(1)
Represents the fair value of each stock option as of the date it was granted, in accordance with SFAS 123(R) and using a Black-Scholes valuation model.

Description of Stock Options Granted in 2006

  LifeWatch

        On November 30, 2006, we granted to Messrs. Mindermann, Turchi and Richardson stock options to purchase 50,000, 15,000 and 15,000 shares of our common stock, respectively, at an exercise price of $7.22 per share. The options vest over a four-year period from the date of the grant on a 25% basis and are not otherwise exercisable within 60 days of the date of this prospectus. The options to purchase our common stock are conditional upon the consummation of this offering and such options will terminate automatically and be of no further effect if this offering is not consummated within two years.

  Card Guard AG

        In 2006, Card Guard AG granted to Messrs. Turchi and Richardson stock options to purchase 9,300 and 25,000 shares of Card Guard's common stock, respectively, at an exercise price of $3.05 per share. The options vest over a four-year period from the date of the grant, with 25% vesting one year from the grant date and the remaining options vesting quarterly thereafter. In connection with our grant of stock options to Messrs. Turchi and Richardson (described above), Messrs. Turchi and Richardson have agreed to forfeit and waive any rights they have to unvested stock options in Card Guard AG as of the date of this offering.

Option Exercises and Outstanding Equity Awards at Fiscal Year-End

  LifeWatch

        There were no exercises of options to purchase our shares in 2006 by our named executive officers. Other than the stock options granted to our named executive officers, described above under "—Description of Stock Options Granted in 2006—LifeWatch", we did not grant any other equity awards in 2006 to our named executive officers.

        The following table sets forth information regarding each option to purchase our securities held by each of our named executive officers as of December 31, 2006.

	Option Awards
Name	Number of Securities Underlying Unexercised Options(#) Exercisable	Number of Securities Underlying Unexercised Options(#) Unexercisable	Option Exercise Price($)	Option Expiration Date
Frederick J. Mindermann	—	50,000	7.22	11/30/2016
Michael Turchi	—	15,000	7.22	11/30/2016
Roger K. Richardson	—	15,000	7.22	11/30/2016

  Card Guard AG

        There were no exercises of options to purchase shares of Card Guard AG in 2006 by our named executive officers. Other than Card Guard's stock options granted to our named executive officers, described above under "—Description of Stock Options Granted in 2006—Card Guard", Card Guard did not grant any other equity awards in 2006 to our named executive officers.

        The following table sets forth information regarding each option to purchase securities of Card Guard AG held by each of our named executive officers as of December 31, 2006.

	Option Awards
Name	Number of Securities Underlying Unexercised Options(#) Exercisable		Number of Securities Underlying Unexercised Options(#) Unexercisable		Option Exercise Price($)	Option Expiration Date
Frederick J. Mindermann	15,625		34,375	(1)	3.28	7/13/15
Michael Turchi	1,400 4,062 —	(2)	— 938 9,300	(3) (4)	3.30 3.30 3.05	2/26/12 9/17/13 2/22/16
Roger K. Richardson	—		25,000	(5)	3.05	2/22/16

(1)
These options vest quarterly, provided Mr. Mindermann remains employed with us.

(2)
These options are fully vested.

(3)
These options vest quarterly, provided Mr. Turchi remains employed with us. In connection with our grant of options to purchase 15,000 of our shares to Mr. Turchi on November 30, 2006, Mr. Turchi has agreed to forfeit any unvested stock options in Card Guard AG as of the date of this offering. As of the date of this offering, Mr. Turchi has                           vested options to acquire shares of Card Guard AG.

(4)
25% of these options vest on the first anniversary after the grant date and thereafter on a quarterly basis, provided Mr. Turchi remains employed with us. In connection with our grant of options to purchase 15,000 of our shares to Mr. Turchi on November 30, 2006, Mr. Turchi has agreed to forfeit any unvested stock options in Card Guard AG as of the date of this offering. As of the date of this offering, Mr. Turchi has            vested options to acquire shares of Card Guard AG.

(5)
25% of these options vest on the first anniversary after the grant date and thereafter on a quarterly basis, provided Mr. Richardson remains employed with us. In connection with our grant of options to purchase 15,000 of our shares to Mr. Richardson on November 30, 2006, Mr. Richardson has agreed to forfeit any unvested stock options in Card Guard AG as of the date of this offering. As of the date of this offering, Mr. Richardson has                           vested options to acquire shares of Card Guard AG.

Pension Benefits

        We do not sponsor any qualified or non-qualified defined benefit plans.

Nonqualified Deferred Compensation

        We do not maintain any non-qualified defined contribution or deferred compensation plans. The board of directors or the Compensation Committee which we plan to establish before the effective date of this offering may elect to provide our officers and employees with non-qualified defined contribution or deferred compensation benefits if the Compensation Committee determines that doing so is in our best interests. We sponsor a tax qualified defined contribution 401(k) plan in which our named executive officers participate. See "—Retirement Plans" below.

Estimated Payments and Benefits Upon Termination or Change in Control

        The amount of compensation and benefits payable to each named executive officer in various termination situations has been estimated in the tables below.

  Frederick J. Mindermann

        The following table describes the potential payments and benefits upon termination of employment for Mr. Mindermann, our President and Chief Executive Officer, as if his employment terminated as of December 29, 2006, the last business day of our last fiscal year.

	Circumstances of Termination
Payments and benefits	Voluntary resignation	Termination by Company not for cause		Termination by Company for cause	Involuntary termination within 3 months of change in control		Death or Disability	Non-renewal of employment by Company
Compensation:
Base salary(1)	—	$110,000	(4)	—	$220,000	(5)	—	$36,667	(7)
Highest target cash incentive bonus(2)	—	—		—	—		—	—
Benefits and perquisites:
Perquisites and other personal benefits	—	$15,000	(4)	—	$30,000	(5)	—	$5,000	(7)
Acceleration of stock awards:
Market value of stock vesting on termination(3)	—	—		—	$—	(6)	—	—

Total	$—	$125,000		$—	$250,000		$—	$41,667

(1)
Assumes that there is no earned but unpaid base salary at the time of termination.

(2)
Assumes that there is no earned but unpaid bonus at the time of termination.

(3)
Calculated on the assumed initial public offering price of $              per share.

(4)
Under Mr. Mindermann's employment agreement, if Mr. Mindermann's employment is terminated by us without cause and there has not been a change in our control, he is entitled to receive his base salary and benefits for the lesser of six months or the remaining term of his employment.

(5)
Under Mr. Mindermann's employment agreement, if Mr. Mindermann's employment is terminated by us without cause within three months following a change in our control, he is entitled to receive his base salary and benefits for a period of 12 months after the date of termination.

(6)
Under Mr. Mindermann's employment agreement, if Mr. Mindermann's employment is terminated by us without cause within three months following a change in our control, the vesting of his stock option awards will be accelerated.

(7)
Under Mr. Mindermann's employment agreement, if we decide not to extend the scheduled term of Mr. Mindermann's employment agreement beyond the initial or any subsequent term without cause, Mr. Mindermann is entitled to receive his base salary and benefits for a period of two months.

  Francis J. Leonard

        The following table describes the potential payments and benefits upon termination of employment for Mr. Leonard, our Chief Financial Officer, as if his employment terminated as of December 29, 2006, the last business day of our last fiscal year.

	Circumstances of Termination
Payments and benefits	Voluntary resignation	Termination by Company not for cause		Termination by Company for cause	Involuntary termination within 3 months of change in control		Death or Disability	Non-renewal of employment by Company
Compensation:
Base salary(1)	—	$95,000	(4)	—	$190,000	(5)	—	$31,667	(6)
Highest target cash incentive bonus(2)	—	—		—	—		—	—
Benefits and perquisites:
Perquisites and other personal benefits	—	$9,000	(4)	—	$18,000	(5)	—	$3,000	(6)
Acceleration of stock awards:
Market value of stock vesting on termination(3)	—	—		—	$—		—	—

Total	$—	$104,000		$—	$208,000		$—	$34,667

(1)
Assumes that there is no earned but unpaid base salary at the time of termination.

(2)
Assumes that there is no earned but unpaid bonus at the time of termination.

(3)
Calculated on the assumed initial public offering price of $        per share.

(4)
Under Mr. Leonard's employment agreement, if Mr. Leonard's employment is terminated by us without cause and there has not been a change in our control, he is entitled to receive his base salary and benefits for the lesser of six months or the remaining term of his employment.

(5)
Under Mr. Leonard's employment agreement, if Mr. Leonard's employment is terminated by us without cause within three months following a change in our control, he is entitled to receive his base salary and benefits for a period of 12 months after the date of termination.

(6)
Under Mr. Leonard's employment agreement, if we decide not to extend the scheduled term of Mr. Leonard's employment agreement beyond the initial or any subsequent term without cause, Mr. Leonard is entitled to receive his base salary and benefits for a period of two months.

Roger K. Richardson

        The following table describes the potential payments and benefits upon termination of employment for Mr. Richardson, our Chief Operating Officer, as if his employment terminated as of December 29, 2006, the last business day of our last fiscal year.

	Circumstances of Termination
Payments and benefits	Voluntary resignation	Termination by Company not for cause		Termination by Company for cause	Involuntary termination within 3 months of change in control		Death or Disability	Non-renewal of employment by Company
Compensation:
Base salary(1)	—	$75,000	(4)	—	$150,000	(5)	—	$25,000	(7)
Highest target cash incentive bonus(2)	—	—		—	—		—	—
Benefits and perquisites:
Perquisites and other personal benefits	—	9,000			18,000		—	3,000
Acceleration of stock awards:
Market value of stock vesting on termination(3)	—	—		—	$—	(6)	—	—

Total	$—	$84,000		$—	$168,000		$—	$28,000

(1)
Assumes that there is no earned but unpaid base salary at the time of termination.

(2)
Assumes that there is no earned but unpaid bonus at the time of termination.

(3)
Calculated on the assumed initial public offering price of $              per share.

(4)
Under Mr. Richardson's employment agreement, if Mr. Richardson's employment is terminated by us without cause and there has not been a change in our control, he is entitled to receive his base salary and benefits for a period determined by the length of time he remained employed by us prior to such termination. If prior to his termination without cause and without a change in our control, Mr. Richardson has been employed by us for more than 12 months from his start date of January 2, 2006, he is entitled to receive his base salary and benefits for the lesser of six months or the remaining term of his employment.

(5)
Under Mr. Richardson's employment agreement, if Mr. Richardson's employment is terminated by us without cause within three months following a change in our control, he is entitled to receive his base salary and benefits for a period of 12 months after the date of termination.

(6)
Under Mr. Richardson's employment agreement, if Mr. Richardson's employment is terminated by us without cause within three months following a change in our control, the vesting of his stock option awards will be accelerated.

(7)
Under Mr. Richardson's employment agreement, if we decide not to extend the scheduled term of Mr. Richardson's employment agreement beyond the initial or any subsequent term without cause, Mr. Richardson is entitled to receive his base salary and benefits for a period of two months.

Director Compensation

        In March 2007, our board of directors adopted a compensation program for outside directors. Pursuant to this program, each director who is not an employee of us or our affiliates will receive the following compensation for board services, as applicable:

  •
  $8,000 per quarter for services as a director;

  •
  $2,000 for each board meeting attended in person and $500 for each committee meeting attended in person;

  •
  an additional $5,000 for each board meeting or committee meeting attended in person if the director or committee member is required to travel from Europe to the United States or from the United States to Europe to attend a board or committee meeting in person; and

  •
  an initial grant of options to purchase between 10,000 and 50,000 of our shares for each board member.

        Pursuant to this compensation program, non-employee board members are entitled to elect that payment of their $8,000 quarterly fee would be in cash on a quarterly basis or as a grant of options in lieu of such cash payment. If a director elects to receive a grant of options in lieu of quarterly cash payment, the number of options granted to such director will be calculated at the time of such election and shall be equal to $32,000, the annual sum of the quarterly payments, multiplied by three and divided by the average price of our common stock over the first full twelve months (or portion thereof, if the stock has not been traded for a year). The exercise price of the options will be the fair market value of our common stock on the date of the option grant. These options will have a one year vesting schedule and will vest in equal amounts on a quarterly basis over that fiscal year.

        The following table shows the compensation earned by each of our non-employee directors for the year ended December 31, 2006:

Name	Fees earned or paid in cash($)	Option Awards($)(1)	All other compensation($)	Total($)
Dr. Jonathan T. Lord	—	—	—	—
Ronald C. Bernard	—	—	—	—
Kobi Ben Efraim	—	—	—	—
J. Victor Josebachvili(2)	$80,000	—	—	—
Dr. Abraham Sartani	—	—	—	—
Urs Wettstein(3)	—	—	—	—

(1)
Option award amounts reflect the compensation cost for our directors for the year ended December 31, 2006, calculated in accordance with SFAS 123(R) and using a Black-Scholes valuation model. The option to purchase our common stock is conditional upon the consummation of this offering and such options will terminate automatically and be of no further benefit if this offering is not consummated within two years. As a result of this performance condition, no compensation costs have been recorded for the year ended December 31, 2006.

(2)
Includes fees paid to Harbor Hills Partners, LLC, of which Mr. Josebachvili is a Managing Partner. As of December 31, 2006 Mr. Josebachvili has an option to purchase an aggregate of 50,000 shares of our common stock, at an exercise price of $7.22 per share, none of which have vested.

(3)
As of December 31, 2006 Mr. Wettstein has options to purchase an aggregate of 350,000 shares of our common stock, at an exercise price of $7.22 per share, none of which have vested. Of these options, Mr. Wettstein was granted options to purchase 50,000 shares of our common stock for his services as a member of our board of directors and options to purchase 300,000 shares of our common stock for his services related to our parent company, Card Guard.

        Immediately upon consummation of this offering, we will be granting Mr. Lord and each of Messers. Bernard, and Sartani options to acquire 50,000, 10,000 and 10,000 shares of our common stock, respectively, with an exercise price equal to the offering price and a four year vesting schedule with 25% of the options vesting at the end of each anniversary of the date of the grant.

        On May 12, 2006, we entered into an engagement agreement with Harbor Hills Partners, LLC, of which Mr. Josebachvili is a Managing Partner. The material terms of this agreement have been described below under "Certain Relationships and Related Party Transactions—Agreement With Harbor Hills."

Employee Benefit Plans

2006 Stock Incentive Plan

        Our board of directors adopted our 2006 Stock Incentive Plan on October 26, 2006. Our 2006 Stock Incentive Plan provides for the grant of stock options. We anticipate that following the completion of this offering we will continue to issue awards under our 2006 Stock Incentive Plan.

        Share Reserve.    A total of 1.3 million shares of our common stock is reserved for issuance under the 2006 Stock Incentive Plan. Appropriate adjustments will be made in the number of authorized shares and in outstanding awards to prevent dilution or enlargement of participants' rights in the event of, among other things, a stock split, reverse stock split or other similar changes in our capital structure. Shares subject to awards which expire or are cancelled or forfeited will again become available for issuance under the 2006 Stock Incentive Plan. The shares available will not be reduced by awards settled in cash or by shares withheld to satisfy the purchase price of an award or tax withholding obligations.

        Eligibility, Term and Administration of Awards.    Our 2006 Stock Incentive Plan is currently administered by our board of directors and we expect our board of directors will delegate such administration to the Compensation Committee, that we expect to establish by the time we complete this offering. In the case of options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code, the Compensation Committee will consist of two or more "outside directors" within the meaning of Section 162(m). The Compensation Committee has the power to determine the terms of the awards, including the exercise price, the number of shares subject to each such award, the exercisability of the awards and the form of consideration payable upon exercise.

        Stock Options.    The Compensation Committee determines the exercise price of options granted under our 2006 Stock Incentive Plan, but with respect to nonstatutory stock options intended to qualify as "performance-based compensation" within the meaning of Section 162(m), the exercise price must at least be equal to the fair market value of our common stock on the date of grant. The Compensation Committee determines the term of all options.

        Upon termination of a participant's service with us or with a subsidiary of ours, he or she may exercise his or her vested options for the period of time stated in the option agreement. In the absence of a stated period in the option agreement, if termination is due to death or disability, the option will remain exercisable for 12 months after such termination. Unless otherwise stated in the option agreement, in the event of a voluntary termination, the option will remain exercisable for 30 days. In all other cases and if not otherwise stated in the option agreement, the option will generally remain exercisable for 90 days. However, an option may never be exercised later than the expiration of its term.

        Restricted Stock.    Restricted stock awards are shares of our common stock that vest in accordance with terms and conditions established by the Compensation Committee. The Compensation Committee will determine the number of shares of restricted stock granted to any employee, director or consultant. The Compensation Committee may impose whatever conditions to vesting it determines to be appropriate. For example, the Compensation Committee may set restrictions based on the achievement of specific performance goals. The Compensation Committee, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

        Stock Appreciation Rights.    Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock from the date of grant to the exercise date. The Compensation Committee determines the terms of stock appreciation rights, including when such rights become exercisable and whether to pay the increased appreciation in cash or with shares of our common stock, or a combination thereof.

        Performance Units and Performance Shares.    Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the Compensation Committee are achieved or the awards otherwise vest. The Compensation Committee will establish organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. After the grant of a performance unit/share, the Compensation Committee, in its sole discretion, may reduce or waive any performance objectives or other vesting provision for such performance unit/share. Performance units will have an initial dollar value established by the Compensation Committee on or before the grant date. Performance shares will have an initial value equal to the fair market value of our common stock on the grant date. The Compensation Committee, in its sole discretion, may pay earned performance units/shares in the form of cash, in shares or in a combination thereof.

        Effect of a Change in Control.    Our 2006 Stock Incentive Plan provides that in the event of our "change in control," the Compensation Committee may determine that the successor corporation will assume or substitute an equivalent award for each outstanding award under the plan. If there is no assumption or substitution of outstanding awards, such awards may become fully vested and exercisable immediately prior to the change in control unless otherwise determined by the Compensation Committee.

        Transferability.    Unless otherwise determined by the Compensation Committee, the 2006 Stock Incentive Plan does not allow for the sale or transfer of awards under the plan other than by will or the laws of descent and distribution, and may be exercised only during the lifetime of the participant and only by such participant.

        Additional Provisions.    Our 2006 Stock Incentive Plan will terminate on or after the tenth anniversary of the earlier of the date the 2006 Stock Incentive Plan is adopted or the date of stockholder approval.

Retirement Plans

        401(k) Plan.    We maintain a tax-qualified retirement plan that provides eligible employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees are able to participate in the 401(k) plan as of the first day of the month following 90 days of employment and participants are able to defer up to 60% of their eligible compensation subject to applicable annual Internal Revenue Code limits. The 401(k) plan permits us to make profit sharing contributions to eligible participants. We currently match 50% of contributions up to 6% with vesting annually over a five year period. Pre-tax contributions are allocated to each participant's individual account and are then invested in selected investment alternatives according to the participants' directions. All employee contributions are 100% vested. The 401(k) plan is intended to qualify under Sections 401(a) and 501(a) of the Internal Revenue Code. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan and all contributions are deductible by us when made.

Limitations on Liability and Indemnification Matters

        We will be amending and restating our certificate of incorporation and bylaws effective as of the consummation of this offering to limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

  •
  any breach of the director's duty of loyalty to us or our stockholders,

  •
  any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law,

  •
  unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law, or

  •
  any transaction from which the director derived an improper personal benefit.

        Our amended and restated bylaws will provide that we are required to indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. Our bylaws will also provide that we shall advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We expect to enter into agreements to indemnify our directors, executive officers and other employees as determined by the board of directors. With certain exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys' fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors' and officers' liability insurance.

        The limitation of liability provisions in our certificate of incorporation and the indemnification provisions in our bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder's investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

PRINCIPAL STOCKHOLDERS

        The following table sets forth information regarding beneficial ownership of the shares of our common stock by:

  •
  each person known by us to be the beneficial owner of more than 5% of our common stock;

  •
  each of our named executive officers;

  •
  each of our directors; and

  •
  all of our executive officers and directors as a group.

        The number of shares beneficially owned by each stockholder is determined under rules promulgated by the Securities and Exchange Commission. The information does not necessarily indicate beneficial ownership for any other purpose. Common stock subject to options and convertible securities currently exercisable or convertible, or exercisable or convertible within 60 days after the date of this prospectus, are deemed outstanding for purposes of computing the percentage beneficially owned by the person or entity holding such securities but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person or entity.

        The percentages in the following table are based on a total of 9,000,000 shares of our common stock outstanding on March 31, 2007. Except as indicated in the footnotes below, we believe, based on information furnished to us and subject to community property laws where applicable, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

        Each individual or entity shown on the table has furnished information with respect to beneficial ownership. Except as otherwise indicated below, the address of each person or entity listed below is c/o LifeWatch Corp., 1351A Abbott Court, Buffalo Grove, Illinois.

	Shares Beneficially Owned
		Percent
	Number	Before Offering	After Offering
5% Stockholders:
Card Guard AG(1)	9,000,000	100%
Directors and Executive Officers(2)
Frederick J. Mindermann(3)	0	0%
Francis J. Leonard	0	0%
Roger K. Richardson(4)	0	0%
Ronald C. Bernard	0	0%
Kobi Ben Efraim(5)	0	0%
J. Victor Josebachvili(6)	0	0%
Jonathan T. Lord	0	0%
Dr. Abraham Sartani	0	0%
Urs Wettstein(7)	0	0%

(1)
Card Guard Scientific Survival Ltd. and Card Guard Europe B.V., each direct or indirect wholly-owned subsidiaries of Card Guard AG, own 2,388,600 and 6,611,400 of our shares, representing 26.54% and 73.46% of our shares before this offering, respectively.

(2)
On November 30, 2006 and December 7, 2006 certain of our directors and executive officers were granted options to purchase our shares. See "Executive Compensation — Stock Option Grants."

(3)
Excludes options to purchase 50,000 shares of our common stock at an exercise price of $7.22 per share which are not otherwise exercisable within 60 days of the date of this prospectus.

(4)
Excludes options to purchase 15,000 shares of our common stock at an exercise price of $7.22 per share which are not otherwise exercisable within 60 days of the date of this prospectus.

(5)
Excludes options to purchase 75,000 shares of our common stock at an exercise price of $7.22 per share which are not otherwise exercisable within 60 days of the date of this prospectus.

(6)
Excludes options to purchase 50,000 shares of our common stock at an exercise price of $7.22 per share which are not otherwise exercisable within 60 days of the date of this prospectus.

(7)
Excludes options to purchase 350,000 shares of our common stock at an exercise price of $7.22 per share which are not otherwise exercisable within 60 days of the date of this prospectus.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        Described below are transactions and series of similar transactions, during our last three fiscal years, to which we were a party or will be a party, in which:

  •
  the amounts involved exceeded or will exceed $120,000, and

  •
  a director, executive officer, holder of more than 5% of our common stock or any member of their immediate family had or will have a direct or indirect material interest.

        We have also described certain other transactions with our directors, executive officers and stockholders.

Loans with Parent Companies

        Since October 2001, we have entered into numerous loan agreements with one of our parent companies whereby we have been granted loans by or have issued capital notes to such parent company in the aggregate principal amount of approximately $27.7 million, which includes accrued interest on such debt as of March 31, 2007 of approximately $2.9 million. We intend to use a portion of the proceeds from this offering to repay up to $27.7 million of such outstanding debt.

Employment Arrangements and Indemnification Agreements

        We have entered into employment arrangements with certain of our executive officers. See "Executive Compensation — Limitations on Liability and Indemnification Matters."

        We also expect to enter into indemnification agreements with each of our directors and officers. The indemnification agreements and our bylaws require us to indemnify our directors and officers to the fullest extent permitted by Delaware law.

Stock Option Grants

        On November 30, 2006 and December 7, 2006, we granted options to purchase 600,000 shares of our common stock to certain of our directors, officers and employees and to certain directors, officers and employees of our parent companies pursuant to our 2006 Stock Incentive Plan. See "Executive Compensation — Grants of Plan-Based Awards" and "Principal Stockholders."

Agreement With Harbor Hills

        On May 12, 2006, we entered into an engagement agreement with Harbor Hills Partners, LLC, of which J. Victor Josebachvili is a Managing Partner. Pursuant to this agreement, Harbor Hills agrees to act as our financial advisor in connection with our corporate reorganization and this offering. As compensation, we agreed to pay Harbor Hills a monthly retainer fee of $10,000, commencing June 1, 2006. In addition, upon the successful completion of this offering, Harbor Hills is entitled to receive 1.0% of the gross proceeds of the initial public offering (prior to any reductions for expenses, including underwriting discounts and commissions) up to $50.0 million, and 0.75% of the gross proceeds of this offering (prior to any reductions for expenses, including underwriting discounts and commissions) in excess of $50.0 million. We also agreed to reimburse Harbor Hills for all its reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify it and it affiliates from any liabilities they incur in connection with such services, subject to customary exceptions. The agreement expires on June 30, 2007 and may be terminated by us with or without cause at any time and by Harbor Hills with cause at any time or without cause upon 90 days advance written notice to us. Harbor Hills will not be entitled to its fee under the agreement unless we successfully complete this offering during the term of the Harbor Hills agreement, except that such fee will be due if: (i) the agreement expires or is terminated by us without cause; (ii) this offering is consummated within one year of such expiration or termination; and (iii) this offering is consummated with the underwriters acting as book runners or co-managers at the time of such expiration or termination or any other underwriters with whom we met during the term of the agreement.

Distribution Agreement

        On September 7, 1999 one of our parent companies entered into a Distribution Agreement with a former affiliate that was subsequently assigned to our subsidiary, LifeWatch Technologies. On November 30, 2006 we amended this Distribution Agreement. The Distribution Agreement, as so amended, grants us: (i) exclusive distribution rights in the United States and non-exclusive distribution rights in Canada and Mexico for the distribution of Card Guard's traditional cardiac event monitoring devices, which includes the LifeWatch Explorer™ and the LifeWatch ER™; (ii) non-exclusive distribution rights in the United States, Canada and Mexico for the distribution of Card Guard's vital signs monitoring devices to health care providers and employee health programs; and (iii) non-exclusive distribution rights in the United States, Canada and Mexico for the distribution of any other products upon which the parties may agree from time to time. The prices charged by Card Guard may be amended from time to time; provided that, Card Guard reserves the right to change such prices (other than with respect to accepted orders) once a year to reflect the changes in the direct costs of manufacturing the products. The term of this Distribution Agreement continues through December 31, 2016 and may be automatically renewed for consecutive two year periods unless written notice of termination is provided at least 90 days prior to the end of each term. The agreement may be terminated immediately upon written notice by each party if: (i) there is a material breach or failure to perform by the other party that remains uncured within 30 days of written notice; (ii) bankruptcy or insolvency proceedings filed or a general assignment for the benefit of creditors made with respect to the other party; or (iii) the other party becomes controlled by a competitor of the terminating party.

        Pursuant to this Distribution Agreement, there were purchases of products from our parent companies of approximately $1.6 million, $2.1 million, $2.0 million, $0.2 million and $1.4 million for the years ended 2004, 2005 and 2006 and for the three months ended March 31, 2006 and 2007, respectively. Moreover, there were sales of products to our parent companies of approximately $0.2 million, $0.1 million, $0.2 million, $0 and $0 for the years ended 2004, 2005 and 2006 and for the three months ended March 31, 2006 and 2007.

Exclusive Sales Agreement

        On November 30, 2006, our subsidiary, LifeWatch Services and one of our parent companies entered into an exclusive sales agreement with respect to the sale of the LifeStar ACT™ and any related parts and equipment. Pursuant to this agreement, Card Guard has granted us the exclusive rights to purchase and provide monitoring services with the LifeStar ACT™ in the United States through December 31, 2011, and a non-exclusive right to do so through December 31, 2016. To maintain exclusivity under the agreement we must purchase a minimum aggregate amount of $3 million of LifeStar ACT™ products per fiscal year. The price of the products shall be Card Guard's standard prices and prior to December 31, 2011 may only be increased with our consent. From January 1, 2012, Card Guard may charge product prices as is reasonably required by market demand. This agreement also provides that if Card Guard independently develops any new technology or products that may be used in our existing or contemplated business to the extent such products or technology would be used by health care providers and not sold to consumers, then we shall have the first opportunity to sell, distribute, license or otherwise commercialize such technology or products in the United States to health care providers so long as no other party offers to do so on better terms (financial or otherwise). Under the agreement, Card Guard maintains any intellectual property rights related to the LifeStar ACT™ products and any derivatives, improvements or future versions and we can only use the products we purchase to provide monitoring services. The agreement may be terminated immediately upon written notice by each party if: (i) there is a material breach or failure to perform by the other party that remains uncured within 30 days of written notice; (ii) bankruptcy or insolvency proceedings filed or a general assignment for the benefit of creditors made with respect to the other party; or (iii) the other party becomes controlled by a competitor of the terminating party.

DESCRIPTION OF CAPITAL STOCK

General

        The following is a summary of the rights of our common stock and certain provisions of our certificate of incorporation and bylaws, as they will be in effect upon the completion of this offering. For more detailed information, please see our certificate of incorporation and bylaws, which are filed as exhibits to the registration statement of which this prospectus is part.

        Immediately following the completion of this offering, our authorized capital stock will consist of            shares, with a par value of $0.01 per share, of which shares are designated as common stock.

        At March 31, 2007, we had outstanding 9,000,000 shares of common stock, held of record by Card Guard Scientific Survival Ltd. and Card Guard Europe B.V.

Common Stock

        The holders of our common stock are entitled to one vote per share on all matters to be voted on by the stockholders. Holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor. In the event we liquidate, dissolve or wind up, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities. Holders of common stock have no preemptive, conversion or subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

Section 203

        Section 203 of the Delaware General Corporation Law will not apply to transactions between us and our parent companies.

        Our certificate of incorporation expressly states that we have elected not to be subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless either the person becoming an interested stockholder or the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales or other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years, did own, 15% or more of the corporation's voting stock.

        The statute is intended to prohibit or delay mergers or other takeover or change in control attempts. Although we have elected to opt out of the statute's provisions, we could elect to be subject to Section 203 in the future.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is Computershare Trust Company, N.A. The transfer agent's address is 250 Royall Street, Canton, Massachussetts 02021 and its telephone number is (800) 942-5909.

Nasdaq Global Market Listing

        We will be applying to have our common stock listed on the Nasdaq Global Market under the symbol "LIFE."

SHARES ELIGIBLE FOR FUTURE SALE

        Before this offering, there has not been a public market for shares of our common stock. Future sales of substantial amounts of shares of our common stock, including shares issued upon the exercise of outstanding options, in the public market after this offering, or the possibility of these sales occurring, could cause the prevailing market price for our common stock to fall or impair our ability to raise equity capital in the future.

        Upon the completion of this offering, a total of                        shares of common stock will be outstanding. Of these shares, all                        shares of common stock sold in this offering by us, plus any shares sold upon exercise of the underwriters' over-allotment option, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by "affiliates," as that term is defined in Rule 144 under the Securities Act.

        The remaining shares of common stock will be "restricted securities," as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.

        As a result of the lock-up agreements described below and subject to the provisions of Rules 144 and 701 under the Securities Act, these restricted securities will be available for sale in the public market as follows:

Date	Number of Shares
On the date of this prospectus
Between 90 and 180 days after the date of this prospectus
At various times beginning more than 180 days after the date of this prospectus

        In addition, none of the 600,000 shares of our common stock that were subject to stock options outstanding as of the date of this offering and the up to            shares issuable upon the exercise of options that will be granted immediately upon the consummation of this offering will have vested as of the date of this offering and none will be eligible for sale 180 days following the effective date of this offering.

Rule 144

        In general, under Rule 144 as currently in effect, a person who owns shares that were acquired from us or an affiliate of ours at least one year prior to the proposed sale is entitled to sell upon the expiration of the lock-up agreements described below, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after the offering; or

  •
  the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Rule 144(k)

        Under Rule 144(k), a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than our affiliates, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

        In general, under Rule 701 as currently in effect, any of our employees, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement in a transaction before the effective date of this offering that was completed in reliance on Rule 701 and complied with the requirements of Rule 701 will, subject to the lock-up restrictions described below, be eligible to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

Lock-Up Agreements

        We, all of our directors and officers and the other holders of shares of common stock outstanding immediately prior to this offering have agreed that, subject to certain exceptions, without the prior written consent of Cowen and Company, LLC, Jefferies & Company, Inc. and Piper Jaffray & Co., we and they will not, during the period ending 180 days after the date of this prospectus:

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option or right to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, or

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock,

whether any transaction described above is to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise.

Registration Rights

        The contribution agreements dated October 26, 2006 with our parent companies provide them with certain "piggy-back" registration rights. Under the contribution agreements our parent companies have the right to include any of our shares owned by them in any registration we (or any third party) effects under the Securities Act, other than in connection with this offering or registrations of our shares of common stock on Form S-4 or S-8, subject to specified exceptions. The managing underwriter of any underwritten offering has a right to limit on a pro rata basis the number of shares registered by these stockholders. We must pay all expenses, except for underwriters' discounts and commissions incurred in connection with these "piggy-back" registration rights.

Registration Statements

        We intend to file a registration statement on Form S-8 under the Securities Act covering all of the shares of common stock subject to options outstanding or that will be granted immediately upon the consummation of this offering or reserved under our stock plans. We expect to file this registration statement as soon as practicable after this offering. However, to the extent any holder of options is subject to a lock-up agreement, none of the shares registered on Form S-8 will be eligible for resale until the expiration of the lock-up agreements to which they are subject.

MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS
FOR NON-U.S. HOLDERS OF OUR COMMON STOCK

        The following is a summary of certain United States federal income and estate tax consequences relating to the purchase, ownership and disposition of our common stock by a non-U.S. holder as of the date hereof. This discussion does not address all aspects of United States federal taxes that may be relevant to a non-U.S. holder of common stock. For example, in the case of a non-U.S. holder that is a partnership, the United States tax consequences of holding and disposing of our common stock may be affected by determinations made at the partner level. This discussion also does not address foreign, state and local tax consequences. Special rules may apply to certain non-U.S. holders, such as insurance companies, tax-exempt organizations, banks, financial institutions, dealers in securities, holders of securities held as part of a "straddle," "hedge," "conversion transaction" or other integrated transaction, "controlled foreign corporations," and "passive foreign investment companies," which are subject to special treatment under the United States Internal Revenue Code (the "Code"). Such persons should consult their own tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to them. Furthermore, the discussion below is based upon the provisions of the Code, and regulations, rulings and judicial decisions thereunder as of the date hereof, and these authorities may be repealed, revoked or modified with retroactive effect so as to result in United States federal income tax consequences different from those discussed below.

        Persons considering the purchase, ownership or disposition of common stock should consult their own tax advisors concerning the United States federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

        As used in this section, a "non-U.S. holder" of common stock means a holder that is not (1) a citizen or resident of the United States, (2) a corporation, or other entity taxable as a corporation, or a partnership created or organized in or under the laws of the United States or of any state thereof or in the District of Columbia, unless in the case of a partnership, United States Treasury regulations provide otherwise, (3) an estate the income of which is subject to United States federal income taxation regardless of its source and (4) a trust (A) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons has the authority to control all substantial decisions of the trust or (B) that has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

        An individual may, in many cases, be deemed to be a resident alien, as opposed to a nonresident alien, by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For these purposes, all the days in which the individual was present in the current year, one-third of the days in which the individual was present in the United States in the immediately preceding year, and one-sixth of the days in which the individual was present in the second preceding year are counted. Resident aliens are subject to United States federal income tax as if they were United States citizens.

Dividends

        As discussed under "Dividend Policy" above, we do not currently expect to pay dividends. In the event that we do pay dividends, any dividends paid to a non-U.S. holder of common stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. To claim the benefit of a lower rate under an income tax treaty, a non-U.S. holder must properly file with the payor an IRS Form W-8BEN, or successor form, claiming an exemption from or reduction in withholding under the applicable tax treaty. However, dividends that are effectively connected with the non-U.S. holder's conduct of a trade or business within the United States and, where a tax treaty applies, are attributable to a United States permanent establishment of the non-U.S. holder are not subject to withholding tax, but instead are subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification and disclosure requirements must be complied with in order for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. A non-U.S. holder of common stock who wishes to claim the benefit of an applicable treaty rate (and not be subject to back-up withholding as discussed below) for dividends paid will be required to satisfy applicable certification and other requirements and may be required to obtain a United States taxpayer identification number.

        A non-U.S. holder of common stock eligible for a reduced rate of United States withholding tax may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the United States Internal Revenue Service (the "IRS").

Gain on Disposition of Common Stock

        A non-U.S. holder generally will not be subject to United States federal income tax with respect to gain recognized on a sale or other disposition of common stock unless (1) the gain is effectively connected with a trade or business of the non-U.S. holder in the United States, and, where a tax treaty applies, is attributable to a United States permanent establishment of the non-U.S. holder; (2) in the case of a non-U.S. holder who is an individual and holds the common stock as a capital asset, the holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met; or (3) we are or have been a "U.S. real property holding corporation" within the meaning of Section 897 of the Code for United States federal income tax purposes within the shorter of the five-year period preceding such disposition or such non-U.S. holder's holding period.

        A non-U.S. holder described in clause (1) above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates and, if it is a corporation, may be subject to the branch profits tax at a rate equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty. An individual non-U.S. holder described in clause (2) above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses (even though the individual is not considered a resident of the United States).

        We believe that we are not, and do not anticipate becoming, a "U.S. real property holding corporation" for United States federal income tax purposes.

Information Reporting and Backup Withholding

        We must generally report to the IRS the amount of dividends paid to non-U.S. holders and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty. A non-U.S. holder may be subject to backup withholding unless applicable certification requirements are met.

        Payment of the proceeds of a sale of common stock within the United States is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person) or the holder otherwise establishes an exemption. In general, backup withholding and information reporting will not apply to the payment of the proceeds of a sale of common stock by or through a foreign office of a broker. However, payment of the proceeds of a sale of common stock conducted through certain United States related financial intermediaries is subject to information reporting (but not backup withholding) unless the financial intermediary has documentary evidence in its records that the beneficial owner is a non-U.S. holder and specified conditions are met or an exemption is otherwise established.

        Any amounts withheld under the backup withholding rules are not an additional tax and may be refunded or allowed as a credit against the holder's United States federal income tax liability provided the required information is furnished to the IRS.

Federal Estate Tax

        Individual non-U.S. holders and entities the property of which is potentially includible in such an individual's gross estate for United States federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable estate tax treaty benefit, the common stock will be treated as United States situs property subject to United States federal estate tax.

UNDERWRITERS

        We and the underwriters for the offering named below have entered into an underwriting agreement with respect to the common stock being offered. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase from us the number of shares of our common stock set forth opposite its name below.

Underwriter	Number of Shares
Cowen and Company, LLC
Jefferies & Company, Inc.
Piper Jaffray & Co.

Total

        The underwriting agreement provides that the obligations of the underwriters are conditional and may be terminated at their discretion based on their assessment of the state of the financial markets. The obligations of the underwriters may also be terminated upon the occurrence of the events specified in the underwriting agreement. The underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased, other than those shares covered by the overallotment option described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

        We and Card Guard have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect thereof.

        The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

        Overallotment Option to Purchase Additional Shares.    We have granted to the underwriters an option to purchase up to             additional shares of common stock at the public offering price, less the underwriting discount. This option is exercisable for a period of 30 days. The underwriters may exercise this option solely for the purpose of covering overallotments, if any, made in connection with the sale of common stock offered hereby. To the extent that the underwriters exercise this option, the underwriters will purchase additional shares from us in approximately the same proportion as shown in the table above.

        Discounts and Commissions.    The following table shows the public offering price, underwriting discount and proceeds, before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

        We estimate that the total expenses of the offering, excluding underwriting discount, will be approximately $            and are payable by us.

Total
	Per Share	Without Over-Allotment	With Over-Allotment
Public offering price
Underwriting discount
Proceeds, before expenses, to Company

        The underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus. The underwriters may offer the shares of common stock to securities dealers at the public offering price less a concession not in excess of $                              per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $            per share to other dealers. If all of the shares are not sold at the public offering price, the underwriters may change the offering price and other selling terms.

        Discretionary Accounts.    The underwriters do not intend to confirm sales of the shares to any accounts over which they have discretionary authority.

        Market Information.    Prior to this offering, there has been no public market for shares of our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters.

        An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

        We have applied for the quotation of our common stock on the Nasdaq Global Market under the symbol "LIFE".

        Stabilization.    In connection with this offering, the underwriters may engage in stabilizing transactions, overallotment transactions, syndicate covering transactions, penalty bids and purchases to cover positions created by short sales.

  •
  Stabilizing transactions permit bids to purchase shares of common stock so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

  •
  Overallotment transactions involve sales by the underwriters of shares of common stock in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the overallotment option. In a naked short position, the number of shares involved is greater than the number of shares in the overallotment option. The underwriters may close out any short position by exercising their overallotment option and/or purchasing shares in the open market.

  •
  Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the overallotment option. If the underwriters sell more shares than could be covered by exercise of the overallotment option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by that syndicate member is purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on the Nasdaq Global Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

        Passive Market Making.    In connection with this offering, underwriters and selling group members may engage in passive market making transactions in our common stock on the Nasdaq Global Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934, as amended, during a period before the commencement of offers or sales of common stock and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker's bid, that bid must then be lowered when specified purchase limits are exceeded.

        Lock-Up Agreements.    Pursuant to certain "lock-up" agreements, we and our executive officers, directors and our stockholders, have agreed, subject to certain exceptions, not to offer, sell, contract to sell, announce any intention to sell, pledge or otherwise dispose of, enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any common stock or securities convertible into or exchangeable or exercisable for any common stock without the prior written consent of Cowen and Company, LLC, Jefferies & Company, Inc. and Piper Jaffray & Co. for a period of 180 days after the date of the pricing of the offering. The 180-day restricted period will be automatically extended if (i) during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs or (ii) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the 180-day restricted period, in either of which case the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

        This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. The exceptions permit us, among other things and subject to restrictions, to: (a) issue common stock or options pursuant to employee benefit plans, (b) issue common stock upon exercise of outstanding options or warrants, or (c) file registration statements on Form S-8. The exceptions permit parties to the "lock-up" agreements, among other things and subject to restrictions, to: (a) participate in tenders involving the acquisition of a majority of our stock, (b) participate in transfers or exchanges involving common stock or securities convertible into common stock or (c) make certain gifts. In addition, the lock-up provision will not restrict broker-dealers from engaging in market making and similar activities conducted in the ordinary course of their business.

        Directed Share Program.    At our request, the underwriters have reserved up to         shares of our common stock for sale, at the initial public offering price, through a directed share program to members of our management, and our employees and directors. There can be no assurance that any of the reserved shares will be so purchased. The number of shares available for sale to the general public in the offering will be reduced to the extent the reserved shares are purchased in the directed share program. Any reserved shares of common stock not purchased through the directed share program will be offered to the general public on the same basis as the other common stock offered hereby.

        Electronic Offer, Sale and Distribution of Shares.    A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

        Other Relationships.    Certain of the underwriters and their affiliates may in the future provide various investment banking, commercial banking and other financial services for us and our affiliates for which they are received, and may in the future receive, customary fees.

LEGAL MATTERS

        The validity of the shares offered hereby will be passed upon for us by Proskauer Rose LLP, New York, New York. Davis Polk & Wardwell, New York, New York is representing the underwriters in connection with this offering.

EXPERTS

        Our consolidated financial statements as of and for the year ended December 31, 2005 and 2006, included in this Registration Statement, have been so included in reliance on the report (which contains an explanatory paragraph relating to our significant transactions with Card Guard AG, who have also agreed to provide us with financial support, if needed, through January 1, 2008) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

        Our consolidated financial statements for the year ended December 31, 2004, included in this Registration Statement, have been so included in reliance on the report (which contains an explanatory paragraph relating to our significant transactions with Card Guard AG) of Kesselman and Kesselman, an independent registered public accounting firm and a member of PricewaterhouseCoopers International Limited, given on the authority of said firm as experts in accounting and auditing. The address of Kesselman and Kesselman is Trade Tower, 25 Hamered Street, Tel Aviv 68125 Israel.

        Empire Valuation Consultants, LLC has consented to the inclusion in this prospectus of references to its reports relating to the valuation of our common stock and to references to its name in this prospectus.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed thereto. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. Upon completion of this offering, we will be required to file periodic reports, proxy statements, and other information with the SEC pursuant to the Securities Exchange Act of 1934. You may read and copy this information at the Public Reference Room of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

        We intend to provide our stockholders with annual reports containing financial statements that have been audited by an independent registered public accounting firm, and to file with the SEC quarterly reports containing unaudited financial data for the first three quarters of each year.

 LIFEWATCH CORP. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
December 31, 2006 and March 31, 2007
(in thousands, except share and per share data)

	2006	2007	Pro forma (Note 2) 2007
ASSETS
Current assets:
Cash and cash equivalents	$3,585	$2,591
Accounts receivable, less allowances of $3,204 and $3,363 (including $53 and $0 from Parent, respectively)	5,944	6,626
Inventories, net	2,091	1,720
Prepaid and other current assets	724	1,182
Deferred income taxes	1,336	1,336

Total current assets	13,680	13,455

Non-current assets:
Property and equipment, net	5,961	7,322
Goodwill	18,650	18,650
Intangible assets, net	1,911	1,678
Other non-current assets	2,420	2,464
Deferred income taxes	7,812	7,870

Total non-current assets	36,754	37,984

Total assets	$50,434	$51,439

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Trade accounts payable (including $763 and $1,849 to Parent, respectively)	$4,458	$5,668	$
Revolving line of credit	1,982	2,410
Current maturities of long-term obligations	3,487	3,279
Accrued and other liabilities	6,246	6,347

Total current liabilities	16,173	17,704

Long-term liabilities:
Long term obligations, net of current maturities (including $4,961 and $5,035 to Parent, respectively)	10,907	10,420
Capital note from Parent	22,683	22,683

Total long-term liabilities	33,590	33,103

Commitments and contingencies
STOCKHOLDERS' EQUITY
Common stock, $0.01 par value, 20,000,000 shares authorized, 9,000,000 shares issued and outstanding	90	90
Additional paid-in-capital	35,107	35,156
Accumulated deficit	(34,526)	(34,614)

Total stockholders' equity	671	632

Total liabilities and stockholders' equity	$50,434	$51,439	$

The accompanying notes are an integral part of these consolidated financial statements.

 LIFEWATCH CORP. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
Three months ended March 31, 2006 and 2007
(in thousands, except share and per share amounts)

	2006	2007
Revenues:
Services	$10,030	$11,144
Products	1,915	1,828

Total revenues	11,945	12,972

Cost of revenues:
Services	4,784	6,252
Products	1,274	1,447

Total cost of revenues	6,058	7,699

Gross profit	5,887	5,273
Operating expenses:
Sales and marketing	2,535	2,562
General and administrative	1,224	2,203
Provision for doubtful accounts	612	397

Total operating expenses	4,371	5,162

Operating income	1,516	111
Other (income) / expense
Interest income	(15)	(18)
Interest expense (includes $118 and $74 to Parent, respectively)	349	275
Other (income) / expense, net	(2)	—

Total other expense	332	257

Income (loss) before income taxes	1,184	(146)
Income tax expense / (benefit)	619	(58)

Net income (loss)	$565	$(88)

Net income (loss) per common share:
Basic	$0.06	$(0.01)
Diluted	$0.06	$(0.01)
Weighted average common and common equivalent shares outstanding:
Basic	9,000,000	9,000,000
Diluted	9,000,000	9,000,000
Pro forma net income (loss) per common share (Note 2):
Basic
Diluted
Pro forma weighted average number of common shares and common equivalent shares outstanding (Note 2):
Basic
Diluted

The accompanying notes are an integral part of these consolidated financial statements.

 LIFEWATCH CORP. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Three months ended March 31, 2007
(in thousands, except share amounts)

	Number of Shares of Common Stock Issued and Outstanding	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity
Balance at December 31, 2006	9,000,000	$90	$35,107	$(34,526)	$671
Stock based compensation			49		49
Net income (loss)				(88)	(88)

Balance at March 31, 2007	9,000,000	$90	$35,156	$(34,614)	$632

The accompanying notes are an integral part of these consolidated financial statements.

 LIFEWATCH CORP. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
Three months ended March 31, 2006 and 2007
(in thousands)

	2006	2007
Cash flows from operating activities:
Net income (loss)	$565	$(88)
Adjustments required to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	910	1,079
Allowance for doubtful accounts and contractual allowances	812	1,125
Accrued interest expense on long-term obligation to Parent	118	74
Stock based compensation	37	49
Services rendered by Parent	140	—
Deferred income tax expense (benefit)	612	(58)
Changes in operating assets and liabilities:
Accounts receivable	(1,106)	(1,807)
Inventories	(2)	371
Prepaid expenses and other assets	202	216
Accounts payable (including $(499) and $65 to Parent in 2006 and 2007, respectively)	(274)	(28)
Accrued liabilities	(12)	33

Net cash provided by operating activities	2,002	966

Cash flows from investing activities:
Purchase of property and equipment	(796)	(969)

Net cash used in investing activities	(796)	(969)

Cash flows from financing activities:
Borrowings on revolving line of credit, net of repayments	80	428
Borrowings of long-term obligations	1,273	234
Repayment of long term obligations (including loans from Parent of $1,500 and $0, respectively)	(2,340)	(935)
Transaction cost incurred in preparation for initial public offering	—	(718)

Net cash used in financing activities	(987)	(991)

Net increase (decrease) in cash and cash equivalents	219	(994)
Cash and cash equivalents
Beginning of period	6,005	3,585

End of period	$6,224	$2,591

Supplemental disclosure of non-cash investing and financing activities:
Purchases of property and equipment in accrued liabilities and accounts payable at the end of the period	—	$1,238
Capital leases entered into for purchases of equipment	—	166

The accompanying notes are an integral part of the consolidated financial statements.

 LIFEWATCH CORP. AND SUBSIDIARIES

UNAUDITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three months ended March 31, 2006 and 2007
(amounts in thousands, except for share and per share data)

1.    Basis of Presentation

        The accompanying unaudited consolidated financial statements of the Company have been prepared in accordance with Accounting Principles Board ("APB") No. 28, Interim Financial Reporting, and, accordingly, do not include all the information disclosures required by accounting principles generally accepted in the United States of America for complete financial statements. These financial statements should be read in conjunction with the consolidated financial statements and notes thereto for the years ended December 31, 2004, 2005 and 2006, included in this registration statement. The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. In the opinion of management, the accompanying unaudited consolidated financial statements contain all adjustments (consisting of only normal recurring adjustments) necessary to state fairly the financial position of the Company as of March 31, 2007, the results of operations for the three months ended March 31, 2006 and 2007, changes in stockholders' equity for the three months ended March 31, 2007, and cash flows for the three months ended March 31, 2006 and 2007. The results of operations for the three months ended March 31, 2007 are not necessarily indicative of the results for the full year or the results for any future periods. The consolidated balance sheet as of December 31, 2006 has been derived from audited financial statements as of that date.

        Amounts allocated from Card Guard AG (who, with subsidiary companies are collectively herein referred to as "the Parent"), based on hours worked for the Company, totaled $140 and $0 for the three months ended March 31, 2006 and 2007, respectively, and have been recorded in the statement of operations within the following sections:

	2006	2007
Sales and marketing	$8	$—
General and administrative	132	—

Total	$140	$—

        Included in the above costs for the three months ended March 31, 2006 are sales and marketing of $1 and general and administrative of $1 for stock based compensation in the form of stock options issued by the Parent.

        During the three months ended March 31, 2006 and 2007, the Company had purchases of $166 and $1,398, respectively, from the Parent.

2.    Pro forma Balance Sheet and Income (Loss) Per Share

        The pro forma balance sheet data at March 31, 2007, reflects the repayment of approximately $27.7 million of outstanding intercompany indebtedness and the issuance of            shares as part of the Company's initial public offering used to make the repayment as if the issuance of shares and repayment of the debt occurred on March 31, 2007.

        The pro forma net income (loss) per common share, and the pro forma weighted average number of common and common share equivalent shares outstanding for the three months ended March 31, 2006 and 2007, reflect the repayment of approximately $27.7 million of outstanding intercompany

indebtedness and the elimination of the related interest expense and the issuance of             shares as part of the Company's initial stock offering used to make the repayment, as if the issuance of the shares and repayment of the debt occurred on January 1, 2006.

3.    Inventories

        Inventories at December 31, 2006 and March 31, 2007 consist of the following:

	2006	2007
Raw materials	$590	$940
Finished products	1,605	880

Total inventories	2,195	1,820
Less reserves for excess and obsolete items	(104)	(100)

Total inventories, net	$2,091	$1,720

4.    Income Taxes

        Reconciliations of the federal statutory rate of 34% to the Company's effective tax rate for the three months ended March 31, 2006 and 2007 was as follows:

	2006	2007
Computed income tax expense (benefit)	34.0%	(34.0%)
State and local taxes, net of federal tax benefit	4.8%	(4.3%)
Carve-out expenses from Parent	9.4%	—
Write-off of foreign affiliate bad debt	2.1%	—
Non-deductible meals and entertainment	1.1%	(0.7%)
Other state taxes and penalties	1.7%	(0.2%)
Other	0.7%	(0.2%)
Change in valuation reserve	(1.5)%	—

Total income tax expense (benefit)	52.3%	(39.4%)

  Adoption of FASB Interpretation No. 48

        The Company adopted the provisions of FASB Interpretation ("FIN") No. 48, Accounting for Uncertainty in Income Taxes, on January 1, 2007. The adoption of FIN No. 48 did not have a material effect on our financial statements.

        The Company believes that its income tax filing positions and deductions will be sustained on audit and does not anticipate any adjustments that will result in a material change to its financial position. Therefore, no reserves for uncertain income tax positions have been recorded pursuant to FIN No. 48. In addition, the Company did not record a cumulative effect adjustment related to the adoption of FIN No. 48.

        The Company is subject to taxation in various jurisdictions. The Company continues to remain subject to examination by U.S. federal and state authorities for the years 2003 through 2006. The Company is no longer subject to examination for years 2002 and prior.

        Interest and penalties related to income tax liabilities are included in income tax expense. At January 1, 2007, there were no accrued interest or penalties associated with any unrecognized tax benefits, nor was any interest expense recognized during the quarter.

5.    Stock Option Plans—Card Guard Option Plan and LifeWatch Services Option Plan

        A summary of the activity for the three months ended March 31, 2006 and 2007 of the option plans, for employees of the Company, are presented below:

  Card Guard Option Plan:

	2006	2007
Options outstanding, beginning of year	427,000	345,000
Options granted	93,000	—
Options exercised	—	(10,000)
Options forfeited	(54,000)	(1,000)

Options outstanding, end of period	466,000	334,000

Exercisable	180,000	195,000

        For purposes of calculating the compensation expense consistent with SFAS 123, the fair value of each grant for the three months ended March 31, 2006 is estimated on the date of grant using the Black-Scholes option-pricing model based on the following assumptions:

Card Guard Option Plan
Expected volatility	87%
Expected dividend yield	None
Expected risk-free interest rate	4.57%
Average expected life (in years)	4

        In connection with terms of the Company's issuance of stock option grants on November 30, 2006, unvested Card Guard options, totaling 47,000 options at March 31, 2007, will be forfeited upon the consummation of an initial public offering that is effective prior to December 2008.

6.    Stock Option Plan—2006 Stock Option Plan

        In March 2007, the Company increased the number of authorized options under this plan to 1,300,000. Option awards are granted with an exercise price equal to the market price of the stock at the date of the grant. The stock options granted under this plan normally vest over a four year period and expire ten years from the date of the grant if not previously exercised. At March 31, 2007, 700,000 options remain available to be granted under the plan.

7.    Commitments and Contingencies

        The Company had purchase obligations of $1,395 and $4,727 at December 31, 2006 and March 31, 2007, respectively, relating to an open purchase order for the purchase of the LifeStar ACT™ and other products from the Parent.

8.    Income (Loss) Per Share

        Income (loss) per share for the three months ended March 31, 2006 and 2007 is calculated as follows:

	2006	2007
Net income (loss), as reported	$565	$(88)
Less: Amount related to minority interest ownership due to LifeWatch Services options outstanding	(4)	(2)

Net income (loss) attributable to common shareholders of the Company used to calculate diluted income per share	$561	$(90)

Weighted average number of common and common share equivalent shares—basic and diluted	9,000,000	9,000,000
Income (loss) per common share:
Basic	$0.06	$(0.01)
Diluted	0.06	$(0.01)

9.    Segment Reporting

        LifeWatch provides monitoring services to doctors and cardiologists and manufactures cardiac monitoring devices. The Company's segments are organized by services and products and are sold throughout the United States.

        The information in the following table for the three months ended March 31, 2006 and 2007, is derived from the segments' internal financial reports used for corporate management purposes:

	2006	2007
Revenues
Services	$10,030	$11,144
Products	2,992	2,011
Elimination of inter-company activity	(1,077)	(183)

	$11,945	$12,972

Operating income
Services	$1,366	$405
Products	493	(482)
Elimination of inter-company activity	(343)	188

	$1,516	$111

Revenues from Services
Event Services	$8,050	$8,794
Holter Services	1,282	1,549
Pacemaker Services	681	721
Other	17	80

Total revenues from services	$10,030	$11,144

10.    Accrued Restructuring and Other Charges

        A summary of the restructuring and other charges accrued for the three months ended March 31, 2007, is as follows:

	Employee Termination Cost	Facility Termination Cost	Total
Balance as of December 31, 2006	$244	$592	$836
2007 Cash payments	(77)	(97)	(174)

Balance as of March 31, 2007	$167	$495	$662

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
LifeWatch Corp.:

        In our opinion, the consolidated financial statements listed in the accompanying index present fairly in all material respects, the financial position of LifeWatch Corp. and its subsidiaries ("the Company") at December 31, 2005 and December 31, 2006 and the results of their operations and their cash flows for each of the years ended December 31, 2005 and December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule II listed in the accompanying index presents fairly, in all material respects, the information set forth therein as of and for the years ended December 31, 2005 and December 31, 2006, when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        As discussed in Note 1, the Company has entered into significant transactions with Card Guard AG, the Parent company, a related party. Card Guard AG has guaranteed certain third party bank debt and has agreed to provide financial support to the Company, if needed, through January 1, 2008. As discussed in Note 3 to the consolidated financial statements, the Company changed the date on which the annual impairment assessments of goodwill and intangible assets with indefinite lives is made from June 30 to October 1 in fiscal 2006. As discussed in Note 3 to the consolidated financial statements, the Company changed the manner in which it accounts for share-based compensation in fiscal 2005.

PricewaterhouseCoopers LLP
Chicago, Illinois
March 21, 2007, except as to Note 22, which is as of May 9, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
LifeWatch Corp.:

        We have audited the consolidated statements of operations, changes in stockholders' equity (deficit) and cash flows of LifeWatch Corp. (the "Company") and its subsidiaries for the year ended December 31, 2004 and the financial statement schedule II listed in the accompanying index for the year ended December 31, 2004. These financial statements and financial statement schedule II are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule II based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of the Company and its subsidiaries for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule II listed in the accompanying index presents fairly, in all material respects, the information set forth therein as of, and for the year ended December 31, 2004, when read in conjunction with the related consolidated financial statements.

        As discussed in Note 1 to the financial statements, the Company has entered into significant transactions with Card Guard AG, the Parent Company, a related party.

Kesselman & Kesselman A member of PricewaterhouseCoopers International Limited Tel-Aviv, Israel December 13, 2006, except as to Note 21, which is as of January 31, 2007

LIFEWATCH CORP. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2005 and 2006
(in thousands, except share and per share data)

	2005	2006
ASSETS
Current assets:
Cash and cash equivalents	$6,005	$3,585
Accounts receivable, less allowances of $5,041 and $3,204 (including $10 and $53 to Parent, respectively)	6,523	5,944
Inventories, net	799	2,091
Prepaid and other current assets	589	724
Deferred income taxes	947	1,336

Total current assets	14,863	13,680

Non-current assets:
Property and equipment, net	5,004	5,961
Goodwill	18,650	18,650
Intangible assets, net	2,841	1,911
Other non-current assets	192	2,420
Deferred income taxes	5,098	7,812

Total non-current assets	31,785	36,754

Total assets	$46,648	$50,434

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Trade accounts payable (including $582 and $763 to Parent, respectively)	$2,617	$4,458
Revolving line of credit	2,255	1,982
Current maturities of long-term obligations (including $1,320 and $0 to Parent, respectively)	4,467	3,487
Accrued and other liabilities	3,949	6,246

Total current liabilities	13,288	16,173

Long-term liabilities:
Long term obligations, net of current maturities (including $8,124 and $4,961 to Parent, respectively)	15,214	10,907
Capital note from Parent	22,683	22,683

Total long-term liabilities	37,897	33,590

Commitments and contingencies
STOCKHOLDERS' EQUITY (DEFICIT)
Common stock, $0.01 par value, 20,000,000 shares authorized, 9,000,000 shares issued and outstanding	90	90
Additional paid-in-capital	34,488	35,107
Accumulated deficit	(39,115)	(34,526)

Total stockholders' equity (deficit)	(4,537)	671

Total liabilities and stockholders' equity (deficit)	$46,648	$50,434

        The accompanying notes are an integral part of these consolidated financial statements.

LIFEWATCH CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended December 31, 2004, 2005 and 2006
(in thousands, except share and per share amounts)

	2004	2005	2006
Revenues:
Services	$37,175	$37,546	$42,524
Products	8,149	8,873	7,836

Total revenues	45,324	46,419	50,360

Cost of revenues:
Services	20,003	19,003	20,315
Products	5,658	6,335	5,698

Total cost of revenues	25,661	25,338	26,013

Gross profit	19,663	21,081	24,347
Operating expenses:
Sales and marketing	8,630	9,492	9,666
General and administrative	4,481	5,312	6,385
Provision for doubtful accounts	2,250	2,807	1,338
Restructuring and other costs	—	157	4,285

Total operating expenses	15,361	17,768	21,674

Operating income	4,302	3,313	2,673
Other(income)/expense
Interest income	(34)	(37)	(111)
Interest expense (includes $851, $618 and $359 to Parent, respectively)	1,732	1,562	1,266
Other (income)/expense, net	(16)	(4)	(11)

Total other expense	1,682	1,521	1,144

Income before income taxes	2,620	1,792	1,529
Income tax (benefit)/expense	55	(6,029)	(3,060)

Net income	$2,565	$7,821	$4,589

Net income per common share:
Basic	$0.29	$0.87	$0.51
Diluted	0.29	0.86	0.51
Weighted average common and common equivalent shares outstanding:
Basic	9,000,000	9,000,000	9,000,000
Diluted	9,000,000	9,000,000	9,000,000
Pro forma net income per common share (unaudited) (Note 4):
Basic
Diluted
Pro forma weighted average number of common shares and common equivalent shares outstanding (unaudited) (Note 4):
Basic
Diluted

The accompanying notes are an integral part of these consolidated financial statements.

LIFEWATCH CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
Years ended December 31, 2004, 2005 and 2006
(in thousands, except share amounts)

	Number of Shares of Common Stock Issued and Outstanding	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
Balance at January 1, 2004	9,000,000	$90	$33,296	$(49,501)	$(16,115)
Services rendered for the Company by Parent considered contributed capital			293		293
Net income				2,565	2,565

Balance at December 31, 2004	9,000,000	90	33,589	(46,936)	(13,257)
Services rendered for the Company by Parent considered contributed capital			785		785
Stock based compensation			114		114
Net income				7,821	7,821

Balance at December 31, 2005	9,000,000	90	34,488	(39,115)	(4,537)
Services rendered for the Company by Parent considered contributed capital			443		443
Stock based compensation			176		176
Net income				4,589	4,589

Balance at December 31, 2006	9,000,000	$90	$35,107	$(34,526)	$671

The accompanying notes are an integral part of these consolidated financial statements.

LIFEWATCH CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2004, 2005 and 2006
(in thousands)

	2004	2005	2006
Cash flows from operating activities:
Net income	$2,565	$7,821	$4,589
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	5,290	4,173	3,612
Allowance for doubtful accounts and contractual allowances	4,857	3,993	2,209
Provision for excess and obsolete inventory	306	—	26
Accrued interest expense on long-term obligation to Parent	843	620	359
Stock based compensation	—	114	176
Services rendered by Parent	293	785	443
Deferred income tax expense (benefit)	—	(6,045)	(3,103)
Changes in operating assets and liabilities:
Accounts receivable	(2,700)	(2,282)	(1,577)
Inventories	95	20	(1,318)
Prepaid expenses and other assets	1,114	366	(918)
Accounts payable (including $582 and $763 to Parent in 2005 and 2006, respectively)	(4)	1,010	1,841
Accrued liabilities	364	568	1,941

Net cash provided by operating activities	13,023	11,143	8,280

Cash flows from investing activities:
Purchase of property and equipment	(2,539)	(1,897)	(3,639)

Net cash used in investing activities	(2,539)	(1,897)	(3,639)

Cash flows from financing activities:
Borrowings on revolving line of credit, net of repayments	(640)	623	(273)
Borrowings of long-term obligations	2,300	2,385	3,087
Repayment of long term obligations (including loans from Parent of $5,166, $5,729 and $4,842, respectively)	(10,520)	(8,674)	(8,377)
Transaction cost incurred in preparation for initial public offering	—	—	(1,498)

Net cash used in financing activities	(8,860)	(5,666)	(7,061)

Net increase (decrease) in cash and cash equivalents	1,624	3,580	(2,420)
Cash and cash equivalents
Beginning of period	801	2,425	6,005

End of period	$2,425	$6,005	$3,585

Supplemental disclosures of cash paid for:
Interest to non-related parties	$799	$843	$890
Interest to related parties	381	913	655
Income taxes	68	38	210

The accompanying notes are an integral part of the consolidated financial statements.

LIFEWATCH CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For December 31, 2004, 2005 and 2006
(amounts in thousands, except for share and per share data)

1.    Nature of Business

        LifeWatch Corp. and its Subsidiaries ("LifeWatch" or the "Company") serve the cardiac segment of the telemedicine industry as a national service provider and manufacturer of equipment to physicians, clinics and hospitals. The Company provides cardiac monitoring services to physicians for their high-risk and chronically ill patients. The Company also manufactures and markets a family of advanced diagnostic and therapeutic cardiology devices, including cardiac event recorders, pacemaker monitors, and wireless vital signs monitoring systems used by physicians to monitor their patients.

        LifeWatch Corp. is a wholly-owned subsidiary of Card Guard AG, a Swiss company, listed on the SWX Exchange, through certain of Card Guard AG subsidiary companies (collectively herein referred to as "the Parent"). The Parent has agreed to provide third party debt guarantees and other financial support, as needed, through January 1, 2008.

2.    Basis of Presentation

        LifeWatch Corp., a Delaware corporation, was incorporated in July 2006 to hold the ownership interests of two companies, LifeWatch Services Inc. ("LifeWatch Services") and LifeWatch Technologies Inc. ("LifeWatch Technologies"), each wholly owned by Card Guard AG, and certain of its wholly owned subsidiaries at the time of formation. In October 2006 the stock of LifeWatch Services and LifeWatch Technologies held by the Parent was exchanged for 9,000,000 shares of the Company. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 141 Business Combinations and Financial Technical Bulletin No. 85-5, Issues Related to Accounting for Business Combinations, the Company accounted for the transactions as a combination of entities under common control. The combination was accounted for on a historical cost basis as the ownership interest in the combining companies were substantially the same before and after the transaction. The accompanying financial statements reflect the assets, liabilities, revenues, and changes in stockholders' deficit and cash flows that were directly attributed to LifeWatch Services and LifeWatch Technologies for all periods presented.

        The consolidated financial statements have been derived from the historical financial statements and accounting records of the Company and include certain expense allocations from the Parent. These allocations have been specifically identified as relating to the operations of the Company and therefore have been reflected as a contribution to capital and related operating expense of the Company. These allocations include compensation and benefit costs for identified employees plus estimated overhead costs to support the activities of the identified employees. Allocated amounts, based on hours worked for the Company, totaled $293, $785 and $443 for the years ended December 31, 2004, 2005 and 2006, respectively, and have been recorded in the statement of operations within the following sections:

	2004	2005	2006
Cost of revenues — services	$0	$93	$0
Sales and marketing	30	140	36
General and administrative	263	552	407

Total	$293	$785	$443

        Included in the above costs for year ended December 31, 2005 and 2006 are costs of services of $10 and $0, respectively, sales and marketing of $5 and $2, respectively and general and administrative of $44 and $18, respectively for stock based compensation in the form of stock options issued by the Parent.

        The Company considers these allocations to be a reasonable reflection of the utilization of services provided; however, the expenses allocated to the Company for these services are not necessarily indicative of the expenses that would have been incurred if the Company had been a separate independent entity.

        Until October 2006, the Company was not subject to taxes as a separate taxable entity for U.S. or international tax purposes and has not filed separate consolidated income tax returns, but rather its operations have been included in the income tax returns for LifeWatch Services and LifeWatch Technologies, in the United States. Accordingly, income tax expense through October 2006 presented in the accompanying financial statements has been calculated as if the Company filed on a consolidated tax return basis in the United States for all periods presented. After October 2006, the Company will file consolidated income tax returns and accordingly income tax expense for the period from October 2006 through December 2006 has been calculated on a consolidated tax return basis.

        During the years ended December 31, 2004, 2005 and 2006, the Company had purchases of $1,553 $2,164 and $1,989 from the Parent.

        Certain amounts reported in the previous year have been reclassified to conform to the current year presentation.

3.    Summary of Significant Accounting Policies

  Principles of Consolidation

        The accompanying consolidated financial statements include the accounts of LifeWatch and its wholly owned subsidiaries as described above. All significant intercompany transactions and balances have been eliminated in consolidation.

        The Company evaluates consolidation of entities under Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 46, Consolidation of Variable Interest Entities. FIN No. 46 requires management to evaluate whether an entity or interest is a variable interest entity and whether the Company is the primary beneficiary. Consolidation is required if both of these criteria are met. The Company does not have any variable interest entities requiring consolidation.

  Use of estimates

        The accompanying consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America and require management to make certain estimates and assumptions. These estimates and assumptions may affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements. They may also affect the reported amounts of revenues and expenses during the reporting years. The most significant estimates and assumptions relate to the allowances for doubtful accounts receivable, contractual adjustments, valuation allowance on deferred taxes, excess and obsolete inventory, warranty accrual, and the determination and allocation to reporting units of business enterprise value for the purposes of testing for impairment of goodwill and intangibles. Actual results could differ from those estimates.

  Cash and Cash Equivalents

        The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. At certain times, such deposit amounts may exceed FDIC insurance limits. The Company has not experienced any losses on these investments.

  Inventories

        Inventories are stated at the lower of cost or market value, with cost being determined using the first-in, first-out method. Inventory costs include direct materials, direct labor costs and manufacturing overhead. Allowances are established to reduce the cost of excess and obsolete inventories to their estimated realizable value based on historical information and estimates of excess quantities and obsolescence on a product-by-product basis.

  Property and Equipment

        Property and equipment is stated at cost less accumulated depreciation. Depreciation is computed on a straight-line method over the following estimated useful lives:

Years
Manufacturing and peripheral equipment	3-5
Computer software	3
Office furniture and fixtures	7
Monitoring units	5
Leasehold improvements	1-5

        Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful life of the underlying asset or the remaining lease term. Expenditures for maintenance and repair are charged directly to expenses as incurred. Upon retirement or disposal of the property and equipment, the cost and accumulated depreciation are reduced and any gain or loss is recorded.

        Certain monitoring units manufactured by LifeWatch Technologies are leased by the Company under capital lease agreements and are recorded at the inception of the lease at the lower of the assets' fair value or the present value of the minimum lease payments, excluding the interest component. These monitoring unit leases are accounted for as a sale lease back arrangement with a third party financing company and the profit on these sales is deferred and amortized over the life of the asset. These monitoring units, included within property and equipment on the accompanying consolidated balance sheet are then used to provide our monitoring services, the majority of which are located with patients or in doctors' offices awaiting use.

  Goodwill and Other Intangible Assets

        In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, goodwill and intangible assets with indefinite useful lives are not amortized. Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives. The Company tests goodwill and indefinite-lived intangible assets for impairment at the reporting unit level on an annual basis, or whenever circumstances change, such as a significant adverse change in business climate or the decision to sell a business, that would indicate that an impairment may have occurred. If the carrying value of goodwill or an indefinite-lived intangible asset exceeds its fair value, an impairment loss is recognized. The evaluation of goodwill impairment involves comparing the current fair value of each of the two reporting units to the recorded value, including goodwill. The Company uses a discounted cash flow model ("DCF model") to determine the current fair value of its reporting units. A number of significant assumptions and estimates are involved in the application of the DCF model to forecast operating cash flows, including the market conditions and market share, the sales volumes and prices, the cost to produce, and working capital changes. Management considers historical experience and all available information at the time the fair values of its reporting units are estimated.

        The DCF models used to determine the fair values of reporting units were prepared using revenue and expense projections based on the Company's current operating plan. The cash flows were discounted using a weighted average cost of capital ranging from 12% to 15%, which was management's best estimate based on the capital structure of the Company and external industry data at that time.

        The Company performed its annual impairment test under the guidelines of SFAS No. 142 and determined for the years ended 2004, 2005 and 2006 that goodwill was not impaired.

        Subsequent to performing our annual goodwill and intangible assets with indefinite lives impairment tests on June 30, 2006, we changed the date of these tests to October 1 and, as a result, also performed the impairment tests as of October 1, 2006. We believe this change in accounting principle is preferable because the new date more closely aligns with our annual budgeting process and allows for a better estimation of the future cash flows used in our discounted cash flow model used to test for impairment. The change in accounting principle had no effect on our consolidated financial statements.

  Impairment of Long-Lived Assets

        In accordance with SFAS No. 144, Accounting for Impairment or Disposal of Long Lived Assets, long-lived assets such as property, equipment, and finite-lived intangible assets are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss is recognized when estimated future undiscounted cash flows to be expected from the use of the asset and its eventual disposition are less than the carrying amount. When available, quoted market prices are used to determine fair market value. When quoted market prices are not available, valuation techniques, such as DCF models are utilized.

  Income Taxes

        The provision for income taxes is determined using the asset and liability method as set forth in SFAS No. 109, Accounting for Income Taxes. Under this approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. The provision for income taxes represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. Deferred taxes result from the differences between the financial and tax basis of the Company's assets and liabilities and are adjusted for changes in tax rates and tax laws when changes are enacted. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that all or a portion of the deferred benefit from the income tax assets will not be realized.

  Revenue Recognition

        The Company recognizes revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when it has persuasive evidence of an arrangement, delivery has occurred, the sales price is fixed or determinable, and collectibility is reasonably assured. Delivery does not occur until services have been provided to the customer or products have been received and risk of loss has transferred.

        The Company reduces revenue for estimated price reductions, contractual adjustments, and other similar allowances. Revenue is recognized only if these estimates can be reliably determined. The Company bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

        Services Revenues — The Company's primary service offering is cardiac monitoring. The Company provides these services using three types of monitors: event, holter and pacemaker. Event monitors are generally worn by the patient for a period of 30 days and revenue for this service is recognized on a straight-line basis over this period (the "wear" period). Straight-line revenue recognition is used because the event monitoring results are delivered to physicians throughout the wear period, the monitoring is continuous during the period, and no other discernible pattern of delivery exists. Holter monitoring services are recognized at the end of the wear period at the time the results are communicated to the physician. The pacemaker monitoring service does not require a wear period and the revenue is recognized at the time the service is performed. Event, holter and pacemaker services are not typically provided to the same patient at the same time. The Company's services are generally billed in advance and, where appropriate, revenue recognition is deferred and included within "Accrued and other liabilities" in the accompanying balance sheet. Billings for services reimbursed by third-party payors, including Medicare and Medicaid, are recorded as revenues net of allowances for differences between amounts billed and the estimated receipts from such payors. Adjustments to the estimated receipts, based on final settlement with the third-party payors, are recorded upon settlement.

        Products Revenues — Revenue from the sale of products is recognized when risk of loss has transferred to the customer and there are no unfulfilled Company obligations that would affect the customer's final acceptance of the arrangement. The Company sells its products free on board ("FOB") destination, and as such, revenues are not recognized until the product is delivered to the customer.

        The sale of products includes a standard warranty period for which the Company records an estimate of future cost at the time of sale. The provision for the warranty reserve, included in Accrued and other liabilities in the accompanying consolidated balance sheet, is based on historical units sold and the estimated rates of claims and the cost per claim. The reserve is established at the time of the sale to cover the expected costs of the limited warranty on products sold. The Company also offers an extended warranty to certain customers. Extended warranty sales are billed in advance and are deferred and recognized as revenue ratably over the extended warranty period.

  Accounts Receivable

        For services provided to patients, the Company principally receives payment from third party payors, such as Medicare, and various medical insurance providers rather than individual customers. The Company records a contractual allowance reserve to account for potential differences in the amount billed and the amount expected to be received from the payor. The Company uses historical information to estimate the contractual allowance. These adjustments are recorded as a reduction of revenue at the time of sale. Accounts receivable are recorded at the invoice amount less these contractual adjustments. The Company also makes judgments as to its ability to collect its receivable balances. The Company uses historical information to estimate the allowance for doubtful accounts. These provision amounts are reflected in the general and administrative expenses. Both allowance balances are included as contra asset accounts to accounts receivable on the accompanying consolidated balance sheet. The Company does not record any interest or finance charges on outstanding accounts receivable balances.

        Products are sold to cardiac service providers on a FOB destination basis. The Company maintains an allowance for doubtful accounts to reflect the expected uncollectability of accounts receivable based on past collection experience and specific risks identified among uncollected accounts.

  Shipping and Handling Costs

        Shipping and handling expenses are recorded as a component of cost of products revenues. Customer billings related to shipping and handling expenses is recorded as Products revenues. Shipping and handling expenses totaled approximately $1,843, $1,811 and $1,969 for the years ended December 31, 2004, 2005 and 2006, respectively. Customer billings for shipping and handling totaled approximately $112, $105 and $101 for the years ended December 31, 2004, 2005 and 2006, respectively.

  Advertising Expenses

        The Company expenses advertising costs as incurred. Advertising expenses, included in sales and marketing expenses, totaled $209, $320 and $277 for the years ended December 31, 2004, 2005 and 2006, respectively.

  Financing costs

        Financing costs are capitalized and amortized over the term of the notes using the effective interest rate method.

  Comprehensive income

        The Company has no other comprehensive income. Comprehensive income includes its net income (loss) only.

  Basic and Diluted Net Income Per Common Share

        The Company's basic net income per common share amounts have been computed by dividing net income by the weighted average number of common shares. For the diluted net income computation, the Company includes the impact of the outstanding options from the LifeWatch Services option plan. For 2005, the dilutive impact on earnings from the potential common shares of LifeWatch Services was $0.01. The stock options granted and outstanding from the Company to employees and directors of the Company and its affiliates, including the Parent, are included in the computation of common stock equivalents.

  Stock-Based Compensation

        In December 2004, the FASB issued SFAS No. 123(R), Share-Based Payment. This statement is a revision of SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes Accounting Principles Board Opinion ("APB") No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance.

        On July 1, 2005, the Company adopted the provisions of SFAS No. 123(R) using the modified prospective method. SFAS No. 123(R) focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. The statement requires entities to recognize compensation expense for awards of equity instruments to employees based on the fair value of those awards (with limited exceptions).

        Prior to the adoption of SFAS No. 123(R), the Company followed the intrinsic value method in accordance with APB No. 25, to account for its employee stock options and share-based awards, since the Company granted options with an exercise price equal to the fair value of the underlying shares on the date of grant. Accordingly, no compensation expense was recognized for share-based awards granted in connection with the issuance of stock options under the Company's equity incentive plans. The adoption of SFAS No. 123(R) resulted in the Company recording compensation expense for employee stock options granted prior to the adoption, and unvested at the date of the adoption, using the Black-Scholes pricing valuation model. As of December 31, 2006, there was approximately $105 of unrecognized compensation cost related to unvested stock options granted prior to the adoption of SFAS No. 123(R). This cost is expected to be recognized on a straight line basis over the next three years, which approximates the remaining weighted average life of the awards. Additionally, it is now required that cash flows from the exercise of stock options resulting from tax benefits in excess of recognized cumulative compensation cost (excess tax benefits) be classified as financing cash flows. The Company had no excess tax benefits during the year ended December 31, 2006.

        The Parent adopted SFAS No. 123(R) as of July 1, 2005. The Company therefore adopted the same effective date. For 2005, stock based compensation expense reflected in the statement of operations of $114 was comprised of costs of services of $4, sales and marketing of $24 and general and administrative of $86 and resulted in a decrease in basic and diluted earnings per share of $0.01 For 2006, stock based compensation expense reflected in the statement of operations of $176 was comprised of cost of services of $5, sales and marketing of $47 and general and administrative of $124 and resulted in a decrease in basic and diluted earnings per share of $0.01. The options issued in November and December 2006 to purchase LifeWatch Corp. stock are conditional upon the consummation of this offering. As a result of this performance condition, no compensation costs have been recorded related to these options for the year ended December 31, 2006. In addition, as some of these options were awarded for services to be provided to the Parent or its affiliates, and not the Company, no compensation costs will be recorded in the statement of operations for these awards. The value of such awards will be recorded as a dividend to the Parent upon consummation of an initial public offering.

        Had compensation expense for employee stock options and employee share-based awards under the Company's equity incentive plans been determined based on fair value at the grant date consistent with SFAS No. 123, the Company's operating results for the year ended December 31, 2004 and first six months of 2005 would have been reduced as follows:

	Card Guard Option Plan		2000 LifeWatch Stock Option Plan
	Year Ended Dec 31, 2004	Six months ended June 30, 2005	Year Ended Dec 31, 2004	Six months ended June 30, 2005
Cost of revenues	$20	$6	$1	$—
Sales and marketing	64	34	7	—
General and administrative	192	31	43	—

	$276	$71	$51	$—

        The resulting effect on net income and earnings per share if the company had applied the fair value recognition provisions of SFAS No. 123 for the years ended December 31, 2004 and 2005 would be as follows:

	2004	2005
Net income, as reported	$2,565	$7,821
Add:
Stock based employee compensation cost, net of taxes, included in net income, as reported	—	70
Deduct:
Total stock-based employee compensation expense determined under the fair value based method for all awards, net of related taxes	(199)	(113)

Pro forma net income	$2,366	$7,778

Net income per common share:
Basic — as reported	$0.29	$0.87
Diluted — as reported	$0.29	$0.86
Basic — pro-forma	$0.26	$0.86
Diluted — pro-forma	$0.26	$0.85

        For purposes of calculating the compensation expense consistent with SFAS 123, the fair value of each grant is estimated on the date of grant using the Black-Scholes option-pricing model based on the following assumptions for the years ended December 31, 2004, 2005 and 2006:

	Card Guard Option Plan
	2004	2005	2006
Expected volatility	98%	96%	87%
Expected dividend yield	None	None	None
Expected risk-free interest rate	3.92%	3.92%	4.57%
Average expected life (in years)	4.00	4.00	4.00

        The Parent uses historical data to estimate volatility, the expected term and forfeitures of awards due to employee terminations in order to estimate compensation cost for awards expected to vest.

Concentration of Credit Risk

        Financial instruments that potentially subject the Company to a concentration of credit risk consist principally of cash, cash equivalents and accounts receivable. The majority of cash and cash equivalents as of December 31, 2005 and 2006 were deposited with large banking institutions.

        Accounts receivable from third-party payors potentially expose the Company to credit risk. The Company generally does not require collateral or other forms of security and maintains an allowance for potential credit losses. Management believes this risk is limited due to the large number of doctors and patients that comprise our customer base and those who are supported by Medicare and a large number of insurance companies.

        Revenues from one significant payor in the services segment accounted for more than 10% of consolidated revenue and receivables. Billings to Medicare accounted for 24%, 25% and 26% of total revenues in 2004, 2005 and 2006, respectively and 11% and 14% of total receivables at December 31, 2005 and 2006, respectively.

Fair Value of Financial Instruments

        Financial instruments of the Company as of December 31, 2005 and 2006 are comprised mainly of working capital items, a credit facility, long-term debt and capital lease obligations. In determining fair value of its financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. For the majority of financial instruments, including long-term debt, standard market conventions and techniques such as discounted cash flow analysis, option pricing models, replacement cost and termination cost are used to determine fair value.

        In view of their nature, the fair value of the financial instruments included in working capital approximates their carrying value. The fair value of long-term debt from unrelated parties also approximates their carrying value, since they bear interest at rates based on prevailing market rates.

The fair value of capital lease obligations, bank and other notes and long-term related party debt, excluding the capital notes, at December 31, 2005 and 2006 are as follows:

	2005		2006
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Capitalized lease obligations	$3,571	$3,292	$3,711	$3,713
Bank and other notes payable	$6,666	$6,666	$5,709	$5,712
Related party notes payable	$9,444	$9,458	$4,961	$4,752

Recently Issued Accounting Pronouncement

        In July 2006, the FASB issued FIN No. 48, Accounting for Uncertainty in Income Taxes, which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. FIN No. 48 provides guidance on the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact, if any, that FIN No. 48 will have on its financial statements.

        In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 provides a new single authoritative definition of fair value and provides enhanced guidance for measuring the fair value of assets and liabilities and requires additional disclosures related to the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS No. 157 is effective for the Company as of January 1, 2008. The Company is currently assessing the impact, if any, of SFAS No. 157 on its consolidated financial statements.

        In September 2006, the SEC released Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements. SAB No. 108 provides interpretive guidance on how public companies quantify financial statement misstatements. There have been two common approaches used to quantify such errors. Under an income statement approach, the "roll-over" method, the error is quantified as the amount by which the current year income statement is misstated. Alternatively, under the balance sheet approach, the "iron curtain" method, the error is quantified as the cumulative amount by which the current year balance sheet is misstated. In SAB No. 108, the SEC established an approach that requires quantification of financial statement misstatements based on the effects of the misstatements on each of the company's financial statements and the related financial statement disclosures. This model is commonly referred to as a "dual approach" because it requires quantification of errors under both the roll-over and iron curtain methods. SAB No. 108 is effective for the Company as of January 1, 2007. The adoption of SAB No. 108 is not expected to have a material impact on the Company's consolidated financial statements.

        In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of FASB Statement No. 115. SFAS No. 159 permits companies to measure many financial instruments and certain other assets and liabilities at fair value on an instrument-by-instrument basis under a fair value option (FVO). We are currently assessing the impact, if any, of SFAS No. 159 on the financial statements, however, if the Company decides to elect for FVO 2007, the Company will do so in the first quarter of 2007.

4.    Pro forma Income Per Share (unaudited)

        The pro forma net income per common share, and the pro forma weighted average number of common and common share equivalent shares outstanding for the year ended December 31, 2006, reflect the repayment of approximately $27.6 million of outstanding intercompany indebtedness and the elimination of the related interest expense and the issuance of      shares as part of the Company's initial public offering used to make the repayment, as if the issuance of the shares and repayment of the debt occurred on January 1, 2006.

5.    Inventories

        Inventories at December 31, 2005 and 2006 consist of the following:

	2005	2006
Raw materials	$399	$590
Finished products	535	1,605

Total inventories	934	2,195
Less reserves for excess and obsolete items	(135)	(104)

Total inventories, net	$799	$2,091

6.    Property and Equipment

        Property and equipment at December 31, 2005 and 2006 consists of the following:

	2005	2006
Manufacturing and peripheral equipment	$3,216	$1,702
Computer software	2,597	3,488
Office furniture and equipment	1,560	1,034
Monitoring units	11,692	13,042
Leasehold improvements	992	725

	20,057	19,991
Less accumulated depreciation and amortization	(15,053)	(14,030)

Property and equipment, net	$5,004	$5,961

        Depreciation and amortization expenses of property and equipment totaled $4,360, $3,241 and $2,682 for the years ended December 31, 2004, 2005 and 2006, respectively.

7.    Intangible Assets

        Intangible assets at December 31, 2005 and 2006 consist of the following:

		2005			2006
	Estimated Life	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	10	$1,630	$864	$766	$1,630	$1,027	$603
Acquired technology	8	5,440	3,627	1,813	5,440	4,307	1,133
Distribution agreement	3	600	600	0	600	600	0
Patents and trade names	10	738	476	262	738	563	175
Other	3-8	130	130	0	130	130	0

Total		$8,538	$5,697	$2,841	$8,538	$6,627	$1,911

        Amortization expense of intangible assets totaled $930, $932 and $930 for the years ended December 31, 2004, 2005 and 2006, respectively. Intangible asset amortization expenses for the years subsequent to December 31, 2006 is expected to be $930 in 2007, $680 in 2008, $178 in 2009, $123 in 2010 and $0 in 2011 and thereafter.

8.    Accrued and Other Liabilities

        Accrued and other liabilities at December 31, 2005 and 2006 consist of the following:

	2005	2006
Accrued salary and employee benefits	$1,640	$1,767
Deferred revenue	1,101	1,241
Restructure costs	2	836
Accrued liabilities — other	1,206	2,402

Total	$3,949	$6,246

9.    Revolving Line of Credit

        The Company's operating subsidiary, LifeWatch Services, had a three-year $3,500 revolving line-of-credit agreement with a lending institution that expired on June 10, 2006. On June 10, 2006, the lending institution renewed the revolving line of credit with LifeWatch Services for another three years through June 10, 2009 and modified certain financial terms including changing the interest rate from Prime plus 1.5% to 2.5%, based on a measurement of the debt service covenant, to LIBOR plus 3%. The line-of-credit can be increased, under certain limitations, up to $5,000 based on the eligible accounts receivable. The amount outstanding was $2,255 and $1,982 at December 31, 2005 and 2006, respectively. The line of credit is collateralized by an interest in the accounts receivable of the Company.

        The expired and new revolving line of credit facilities contain two financial covenants that are measured quarterly covering tangible net worth and debt coverage. During the second and third quarters of 2005 and the fourth quarter of 2006 the Company was not in compliance with the terms of the revolving line of credit covenants. The Company obtained appropriate waivers from the bank and related waivers under another debt facility's cross default provision. In connection with obtaining the bank waiver for the fourth quarter of 2006, the Company amended the maturity date on the $1,500 note payable from Parent from October 28, 2007 to October 28, 2012.

        In October 2006, LifeWatch Services entered into a credit facility with a bank, guaranteed by our Parent, to provide for additional borrowings up to $2,000. All loans under the facility must be drawn by May 31, 2007 with each draw no less than $500. Each draw is due in equal quarterly installments over a three year period plus accrued interest. Interest will be charged at LIBOR plus 1.8%. To date there have been no borrowings under this credit facility.

        The weighted average interest rate on the revolving line of credit, exclusive of amortized financing costs of $80, $80 and $46 for the years ended December 31, 2004, 2005 and 2006 respectively, was 7.92%, 7.36% and 8.99% for the years ended December 31, 2004, 2005 and 2006, respectively. Unamortized financing costs included in prepaid and other assets total $33 and $51 at December 31, 2005 and 2006, respectively.

10.    Long-Term Obligations

        Long-term obligations at December 31, 2005 and 2006 are as follows:

	2005	2006
Bank note guaranteed by Parent and bearing an interest rate of 6.8%.	$6,666	$5,333
Capital lease obligations bearing annual interest rates from 7.2% to 12.1% maturing between April, 2007 and November, 2009.	3,571	3,711
Notes payable from Parent, subordinated and ranked junior to any current and future debt obligation of the Company bearing annual interest rates from 3.25% to 8.5% maturing between September, 2010 and October, 2012.	9,444	4,961
Other notes bearing interest rates from 2.0% to 6.0% maturing between April, 2009 and December, 2010	—	389

Total long-term debt	19,681	14,394
Less current maturities	(4,467)	(3,487)

Long-term debt, excluding current maturities	$15,214	$10,907

        In January 2001, LifeWatch Services entered into a six-year $20,000 bank note with a financial institution to finance an acquisition. The note bore interest based on the London Interbank Offering Rate ("LIBOR") plus 1.5%. The loan repayment schedule required quarterly payments of $833 of principal, plus accrued interest. The note had no pre-payment penalties and was not subject to any financial covenants. The note was subject to an event of default with respect to a material default on any material agreements the Company was a party to. The note was guaranteed by a compensating balance placed on deposit at the financial institution by the Parent on behalf of the Company. In

November 2004, the Company refinanced the loan with an outstanding principal balance of $8,333. The structure of the refinanced loan is a six-year term loan payable in quarterly installments of principal of $333, plus accrued interest. The loan bears an interest rate of 6.8% and matures November 1, 2010. The note continues to be guaranteed by a compensating balance funded by the Parent which is held on deposit at the financial institution. The bank note guaranteed by the Parent contains no financial covenants, but does contain an acceleration provision in the event the Company is out of compliance with other banking agreements. In conjunction with the waivers obtained for the revolving credit agreement in the second and third quarters of 2005 and the fourth quarter of 2006, the Company obtained a waiver of this provision for the same periods.

        The Company leases certain property and equipment, primarily event monitoring devices, under capital lease arrangements. At December 31, 2005 and 2006, property and equipment under capital leases agreements totaled $3,295 and $3,656, respectively, and the accumulated depreciation for those assets was $878 and $1,207, respectively. Related party notes payable balance includes accrued interest to Parent of $3,127 and $2,832 as of December 31, 2005 and 2006 respectively. The accrued interest is payable at the end of the term with the scheduled repayment of the notes. In connection with obtaining the bank waiver for the fourth quarter of 2006, the Company amended the maturity date on the $1,500 note payable from the Parent from October 28, 2007 to October 28, 2012.

        Aggregate maturities of long-term obligations over the next five years, as of December 31, 2006, are $3,487 in 2007, $2,793 in 2008, $1,818 in 2009, $4,378 in 2010 and $200 in 2011. Included in the above maturities are capitalized lease obligations with maturities of $2,000 in 2007, $1,306 in 2008 and $405 in 2009.

11.    Capital Note from Parent

        In January 2003, as part of the Parent's recapitalization of the Company, the Parent provided a loan of $22,683. The note does not bear interest and does not have a fixed maturity date, however, it is repayable upon a joint decision by the Company and the Parent and its obligation of repayment is subordinated and ranked junior to any current and future debt obligation of the Company. It is the current intention of the parties that payment will be beyond 366 days from year-end.

12.    Income Taxes

        The income tax expense (benefit) for the years ended December 31, 2004, 2005 and 2006 consists of the following:

	2004	2005	2006
Current (benefit) provision:
Federal	$40	$6	$11
State	15	10	32

Total current provision	55	16	43

Deferred (benefit) provision:
Federal	1,106	1,194	1,102
State	86	160	139

	1,192	1,354	1,241
Change in valuation allowance	(1,192)	(7,399)	(4,344)

Total deferred provision	0	(6,045)	(3,103)

Income tax (benefit) provision	$55	$(6,029)	$(3,060)

        Composition of deferred taxes at December 31, 2005 and 2006 is as follows:

	2005	2006
Deferred tax assets:
Accrued related party interest	$1,720	$1,240
Deferred revenue	340	320
Carry-forward tax losses	10,940	10,990
Reserve for accounts receivables	2,000	1,230
Property and equipment	750	930
Intangible assets	2,240	1,740
AMT Credit	67	78
Other	725	975

Total deferred tax asset	18,782	17,503
Deferred tax liabilities:
Other	(215)	(177)

Total deferred tax asset	18,567	17,326
Less — valuation allowance	(12,522)	(8,178)

Net deferred tax asset (liability)	$6,045	$9,148

        Income tax expense (benefit) attributable to income from operations for the years ended December 31, 2004, 2005 and 2006 differed from the amounts computed by applying the U.S. Federal income tax rate of 34% to income from operations by the following amounts:

	2004	2005	2006
Computed income tax expense (benefit)	34.0%	34.0%	34.0%
State and local taxes, net of federal tax benefit	4.8%	4.3%	4.3%
Non-deductible amortization and impairment charges	2.7%	0.0%	0.0%
Carve-out expenses from Parent	4.3%	16.8%	11.1%
Write-off of foreign affiliate bad debt	2.8%	4.1%	2.4%
Non-deductible meals and entertainment	1.3%	1.9%	3.8%
Other state taxes and penalties	1.5%	0.3%	1.2%
Other	0.0%	0.0%	1.4%
Adjustment to rate applied to deferred taxes	0.0%	15.1%	0.0%
Change in valuation reserve	(49.3)%	(413.1)%	(258.3)%

Total income tax expense (benefit)	2.1%	(336.6)%	(200.1)%

        During the year ended December 31, 2005, the Company determined that it was more likely than not that the deferred tax assets associated with its subsidiary, LifeWatch Services, would be realized. This conclusion was reached after considering LifeWatch Services' historical net income and loss, the expected reversal of existing deferred tax liabilities and expected future taxable income. As a result, in December 2005 the Company released the remaining LifeWatch Services valuation allowance of $6,045. Also during 2005, the Company changed the rate which had been applied to its deferred tax assets and liabilities based on the jurisdiction of the temporary differences, the changes to the enacted state income tax rates and its expectations on when they will be realized.

        On October 26, 2006, the Company was formed by the contribution of the two operating companies, LifeWatch Services and LifeWatch Technologies. Under IRC section 1502, LifeWatch Services was deemed the acquiring company and as such the LifeWatch Technologies results from October 27, 2006 forward will be included in the Company's consolidated return. In conjunction with the reorganization of the corporate structure, the Company re-evaluated the realizability of the LifeWatch Technologies deferred tax assets and determined that it was more likely than not that certain of the deferred tax assets will be realized. This conclusion was reached after considering LifeWatch Services historical net income and loss, the expected reversal of its and LifeWatch Technologies deferred tax balances and expected future taxable income. As a result, in December 2006 the Company released $4,064 of the LifeWatch Technologies valuation reserve. The remaining deferred tax valuation allowance of $8,178 at December 31, 2006 relates to certain deferred tax assets of LifeWatch Technologies. These deferred tax assets are subject to separate return limitations which the Company believes makes it more likely than not that the tax benefits associated with LifeWatch Technologies will not be realized.

        At December 31, 2006, the Company had Federal tax loss carry-forwards of $28,697 that may be used to offset future taxable income. These carry-forwards expire between 2020 and 2027. A deferred tax asset valuation allowance is recorded when the Company believes these tax benefits will not be realized. At December 31, 2004, 2005 and 2006 the Company has recorded valuation allowances of

$19,921, $12,522 and $8,178, respectively. The remaining valuation allowance at December 31, 2006 only relates to the Lifewatch Technologies subsidiary.

13.    Stockholders' Equity (Deficit)

        LifeWatch Corp., a Delaware corporation, was incorporated in July 2006 to hold the ownership interest in two companies, LifeWatch Services Inc. and LifeWatch Technologies Inc., or LifeWatch Technologies. LifeWatch Corp. has authorized total capital shares of 20,000,000 all of which have been designated as common shares. The common shares have a par value of $0.01. All periods presented have been conformed to reflect the capital structure created upon formation.

        In October 2006, the Company issued 9,000,000 $0.01 common shares to the Parent, and in return, received ownership interest in LifeWatch Services and LifeWatch Technologies. The transfer was accounted for as a contribution of entities under common control and recorded at historical basis. The Company has reflected the common stock issued in this formation transaction as outstanding for all periods presented.

        Effective January 1, 2003 the Parent and the Company executed a recapitalization plan to change the Company's debt and equity structure. The plan resulted in $47,170 of various Parent loans being converted into $19,487 of contributed capital, the issuance of $22,683 in Capital notes and the issuance of $5,000 of long-term obligations due in five years.

        During the years ended December 31, 2004, 2005 and 2006, the Parent performed services for the Company, valued at $293, $785 and $443, which have been recorded as capital contributions reported as additional paid-in-capital in the accompanying statement of changes of shareholders deficit and as a corresponding charge to the statement of operations.

        At December 31, 2006, the Company has reserved 1,000,000 authorized and unissued common shares for future issuance in the LifeWatch Corp. 2006 Stock Incentive Plan. The number of common shares authorized for future issuance under the LifeWatch Corp. 2006 Stock Incentive Plan was subsequently increased to 1,300,000 in March, 2007.

14.    Stock Option Plans — Card Guard Option Plan and LifeWatch Services Option Plan

        Employees of the Company participate in the Card Guard AG Option Plan ("Card Guard Option Plan"), a stock option plan of the Parent, which permits the grant of 2,719,000 share options to its and its subsidiaries, employees, directors, officers, members of the advising board and consultants. Option awards are granted with an exercise price equal to the market price of the stock at the date of grant. Options issued under the plan, if exercised, convert in to one registered share of the Parent. The stock options granted under this plan vest mainly over a four-year period and expire ten years from date of grant if not previously exercised. At December 31, 2006, 40,006 options are available for grant under the plan.

        In August 2000, a subsidiary of the Company adopted a non-qualified and incentive stock option plan (the "LifeWatch Services Option Plan"). The LifeWatch Services Option Plan allows the grant of options for up to 8,824 shares of common stock of the subsidiary. Option awards are granted with an exercise price equal to the market price of the stock at the date of grant. The stock options granted under this plan vest equally over a four-year period and expire ten years from date of grant if not previously exercised for non-qualified stock options and five years from date of grant for incentive stock options. The unexercised portion of any options granted under the LifeWatch Services Option Plan automatically terminates upon the first of the following to occur: (1) the tenth anniversary date (non-qualified options) or fifth anniversary date (incentive options) from grant (2) within 30 days after voluntary termination and within 90 days after involuntary termination of employment, and (3) upon certain other defined corporate transaction occurrences or unallowed transfers of options by the optionee. At December 31, 2006, 7,424 options are available for grant under the plan.

        A summary of the activity for the years ended December 31, 2004, 2005 and 2006 of the option plans, for employees of the Company, are presented below:

  Card Guard Option Plan:

	2004	2005	2006
Options outstanding, beginning of year	400,000	431,000	427,000
Options granted	82,000	232,000	93,000
Options exercised	(13,000)	0	(72,000)
Options forfeited	(38,000)	(236,000)	(103,000)

Options outstanding, end of year	431,000	427,000	345,000

Exercisable	149,000	166,000	178,000
Weighted average exercise price:
Options granted	$4.20	$3.87	$3.05
Options exercised	3.30	—	3.38
Options forfeited	3.46	3.63	3.89
Options outstanding, end of year	3.47	3.60	3.41
Exercisable, end of year	3.30	3.38	3.46
Weighted average fair value of options at grant date	2.93	2.67	1.98
Intrinsic value of options exercised	18	—	245
Intrinsic value of outstanding options at end of year	357	—	2,230

        The following table provides certain details concerning the Card Guard stock options outstanding at December 31, 2006:

Options Outstanding
				Options Exercisable
		Weighted- average remaining contractual life (in years)
Range of Exercise prices	Number of options (000's)		Weighted average exercise price	Exercisable options as of December 31, 2006	Weighted- average remaining contractual life (in years)	Weighted- average exercise price
$3.28 to $3.30	294	7.92	$3.24	151	7.22	$3.29
$4.20 to $4.63	51	7.78	$4.43	27	7.71	$4.39

	345	7.89	$3.41	178	7.30	$3.46

        In connection with terms of the Company's issuance of stock option grants on November 30, 2006, unvested Card Guard options, totaling 62,491 options at December 31, 2006, would be forfeited upon the consummation of the initial public offering.

  LifeWatch Services Option Plan:

        The last stock options granted under this plan were in 2000. The Company has no plans to issue any further options under this plan. Forfeitures totaled 160, 40, and 0 option shares in the years 2004, 2005, 2006, respectively. At December 31, 2006, there were 1,400 options outstanding, all vested, with an option grant price of $260. In connection with terms of the Company's issuance of stock option grants on November 30, 2006, 970 of these options would be forfeited upon the consummation of an initial public offering within two years from the date of grant. These options have a contractual term that ends in October 2010. At December 31, 2004, 2005 and 2006 the options had an intrinsic value of $0, $132 and $580, respectively.

15.    Stock Option Plan — 2006 Stock Option Plan

        Effective October 26, 2006, the Company established the LifeWatch Corp. 2006 Stock Incentive Plan ("2006 Stock Option Plan"). The plan permits the grant of options to acquire 1,000,000 shares to employees, directors, officers, members of the advisory board and consultants of the Company and its affiliates, including its Parent. In March 2007, the Company increased the number of authorized options under this plan to 1,300,000. Option awards are granted with an exercise price equal to the market price of the stock at the date of the grant. The stock options granted under this plan normally vest over a four year period and expire ten years from the date of the grant if not previously exercised. At December 31, 2006, 400,000 options remain available to be granted under the plan.

        On November 30, 2006 and December 7, 2006, 400,000 and 200,000 option awards were granted, respectively, all with an exercise price of $7.22 per share. The $7.22 exercise price was determined, using a contemporaneous valuation, to represent the fair value of the underlying common stock on the dates of grant. In determining the fair value of our common stock, the Company utilized four market-based, and one income-based, methodologies. The market based approaches utilized three variations of publicly traded securities with similar business and financial risks as the Company and a carve out approach utilizing the market capitalization of the parent allocated among its subsidiaries. The income based approach utilized a discounted cash flow analysis based on projections provided by management and an appropriate discount factor. The Company used these different valuation methodologies to determine a range of applicable values, and then used a weighted average approach to determine the specific value of the Company's common stock at the dates of grant. These options to purchase our stock are conditional upon the consummation of an initial public offering. The Company will not recognize compensation expense for these options granted until this performance condition is met. If no public offering occurs within two years from the date of grant, these options will automatically terminate.

        400,000 of the 600,000 option awards granted in 2006 were granted to directors, officers or employees of the Parent in recognition of their services to be provided to the Parent. In addition to the performance condition of a public offering within two years from the date of issuance, these options are also subject to a service condition and vest as future service is provided by these individuals to the Parent companies. These awards do not contain any requirement to provide services to the Company. As a result, the compensation costs associated with these options will be recorded by the Company at the time of the initial public offering as a dividend to the Parent.

        The remaining 200,000 of the 600,000 option awards were granted to directors, officers and employees of the Company in recognition of their services to be provided to the Company and are also subject to the same performance condition of a public offering within two years from the date of issuance. As a result no compensation costs was recorded for the year ended December 31, 2006. In addition to the public offering performance condition, these options are also subject to a service condition and vest as future service is provided by these individuals to the Company. The compensation costs associated with these 200,000 options from the grant date to the offering date will be recorded in the Company's financial statements at the time of the initial public offering. The remaining compensation costs associated with these awards will be recorded in the future periods as the service condition is met and the awards vest.

        The Company's Board of Directors, in consultation with the Parent's executive management, determined to issue 400,000 options to the Parent's employees, executive officers and directors, based on the services to be contributed by those employees, executive officers, and directors.

        In addition to the public offering performance condition, certain options provided to our employees also require the forfeiture of unvested Card Guard options and vested options in our subsidiary, LifeWatch Services. The agreement to forfeit these options in exchange for new options represents a modification of the original award. The change in fair value of the awards immediately before and after the modification will be recognized in the financials statements at the time the performance condition is met and in future periods as the awards vest.

        A summary of the activity for the year ended December 31, 2006 of the option plan, for employees of the Company and its affiliates, is presented below:

2006 Stock Option Plan:

2006
Options outstanding, beginning of year	—
Options granted	600,000
Options exercised	—
Options forfeited	—

Options outstanding, end of year	600,000

Exercisable	—
Weighted average exercise price:
Options granted	$7.22
Options exercised	—
Options forfeited	—
Options outstanding, end of year	7.22
Exercisable, end of year	—
Weighted average fair value of options at grant date	3.61
Intrinsic value of options exercised	—
Intrinsic value of outstanding options at end of year	—

        The remaining contractual life of the outstanding options is 9.9 years.

        For purposes of calculating the compensation expense consistent with SFAS No. 123(R), the fair value of each grant is estimated on the date of grant using the Black-Sholes option-pricing model based on the following assumptions for 2006: volatility factor of 45% based on similar companies (until sufficient company data is available), dividend yield of 0%, expected risk-free interest rate of 4.45%, and an average expected term of 6.04 years. The Company used historical data to estimate forfeitures due to employee turnover to estimate compensation costs for awards expected to vest.

16.    Defined Contribution Plan

        The Company has a 401(k) plan covering substantially all domestic employees. Participants may elect to defer a portion of their eligible compensation. Participants are fully vested in all contributions they make to the plan. The Company currently matches 50% of contributions up to 6% with vesting annually over a five year period. Contributions by the Company are made on a discretionary basis. Company contributions for 2004, 2005 and 2006 were approximately $228, $228 and $282, respectively.

17.    Restructuring and Other Charges

        In September 2002 and early 2003, the Company recorded restructuring and other costs when it to reduced its workforce and facilities to eliminate redundancy. Within the services segment, the workforce was reduced and an administrative office and service center were closed. Within the products segment, the workforce was reduced and a portion of the facility was abandoned.

        In May and July 2005, the Company recorded charges totaling $157 associated with staff reductions in the service center and marketing departments.

        In 2006, the Company incurred formation costs and costs associated with the move of its manufacturing operations from San Diego, California to a new joint service and product facility in Rosemont, Illinois. The formation of the new company included legal and other consulting costs associated with the reorganization of the U.S. corporate structure as well as the cost of professional fees associated with tax advice and the audit of the Company's consolidated financial statements upon formation. Costs related to the reorganization of the corporate structure of $3,449 were incurred during the third and fourth quarters of 2006.

        On October 27, 2006, the Company announced to employees of its LifeWatch Technologies subsidiary in San Diego that it was moving the manufacturing operations to Illinois resulting in a fourth quarter restructuring charge of $836. This move will result in the termination of 23 employees between December 31, 2006 and March 31, 2007. Expected severance costs have been reflected as part of the restructuring provision while the retention pay component will be expensed over the period the services are rendered. For the San Diego facility, vacated by December 31, 2006, the charge includes costs of facility termination net of any sublet rental income. The Company also reviewed its fixed assets and leasehold improvements to determine which assets were abandoned or disposed of to measure the loss on fixed assets.

        A summary of the restructuring and other charges, excluding the 2006 costs related to the reorganization of the corporate structure, for the years ended December 31, 2004, 2005 and 2006, is as follows:

	Employee Termination Cost	Facility Termination Cost	Total
Balance as of December 31, 2003	$3	$183	$186
2004 Cash payments	(3)	(95)	(98)

Balance as of December 31, 2004	0	88	88
2005 Provision — Services	157		157
2005 Cash payments	(157)	(86)	(243)

Balance as of December 31, 2005	0	2	2
2006 Provision — Products	244	592	836
2006 Cash payment	0	(2)	(2)

Balance as of December 31, 2006	$244	$592	$836

18.    Commitments and Contingencies

Commitments

        The Company and its subsidiaries lease office space and equipment under operating lease agreements. Those leases will expire on different dates between 2007 and 2019, some with options to renew for additional one to three year period. The minimum lease payments under these operating leases for the years subsequent to December 31, 2006 are $932 in 2007, $1,307 in 2008, $691 in 2009, $642 in 2010, $652 in 2011 and $5,042 in 2012 and thereafter.

        The rent expenses totaled $1,012, $1,019 and $1,141 for the years ended December 31, 2004, 2005 and 2006, respectively.

        On November 30, 2006, the Company entered into an exclusive sales agreement with the Parent with respect to the sale of LifeStar ACT™ and any related parts and equipment. Pursuant to this agreement, the Company has been granted rights to purchase and provide monitoring services with the LifeStar ACT™ on an exclusive basis in the United States through December 31, 2011, and on a non-exclusive basis through December 31, 2016. To maintain exclusivity under the agreement the Company must purchase a minimum aggregate amount of $3,000 of LifeStar ACT™ products per fiscal year.

        The Company had purchase obligations of $975 and $420 at December 31, 2006, relating to open purchase orders for the LifeStar ACT™ product and other product, respectively, from the Parent. In addition, the Company has additional purchase obligations of $1,423 relating to vendors, other than the Parent.

Litigation

        In December 2004, a corporate plaintiff filed a compliant against the Parent Company and LifeWatch Services in the Superior Court in Los Angeles, California, claiming breach of contract and tortuous breach of covenants of good faith and fair dealing of certain contracts entered into starting 1996, due to the Parent's alleged failure to pay commission on sales of monitoring devices to a certain customer. In November 2006, the court ruled in favor of the Parent and the Company. In February 2007, the case was settled by the Parent at no cost to the Company.

        From time to time, the Company is involved in legal proceedings arising in the ordinary course of business. The Company believes there is no other litigation pending that could have a material adverse effect on the financial position, results of operations or cash flows of the Company.

19.    Income Per Share

        Income per share for the years ended December 31, 2004, 2005 and 2006 is calculated as follows:

	2004	2005	2006
Net income, as reported	$2,565	$7,821	$4,589
Less: Amount related to minority interest ownership due to LifeWatch Services options outstanding	—	(43)	(24)
Net income attributable to common shareholders of the Company used to calculate diluted income per share	$2,565	$7,778	$4,565
Weighted average number of common and common share equivalent shares — basic and diluted	9,000,000	9,000,000	9,000,000
Income per common share:
Basic	$0.29	$0.87	$0.51
Diluted	0.29	0.86	0.51

20.    Segment Reporting

        LifeWatch provides monitoring services to doctors and cardiologists and manufactures cardiac monitoring devices. The Company's segments are organized by services and products. The Company's Chief Operating Decision Maker, as defined in SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, evaluates performance based on a number of factors; however, the primary measure of performance is the operating income of each segment. This information is used to evaluate performance and make resource allocation decisions. General management and administrative corporate expenses are excluded from operating income for segment reporting purposes.

        The accounting policies of the segments are the same as those described in the Summary of Significant Accounting Policies. Transactions among segments are established based on negotiation among parties. Differences between segment totals and LifeWatch's consolidated totals for line items not reconciled are primarily due to corporate allocations.

        The Company's services and products are sold throughout the United States. The Company's reportable segments are as follows:

Services

        This segment provides cardiac monitoring services to physicians for high-risk and chronically ill patients. Services provided include monitoring and reporting to physicians for the analysis and diagnosis of patient heart conditions. All of the services are offered to third party customers through the Company's network of participating physicians.

Products

        This segment manufactures and markets a family of advanced diagnostic cardiology devices and systems, including cardiac event recorders, pacemaker monitors, and wireless vital signs monitoring systems used by physicians to monitor their patients. Approximately 75% of product production is sold to third parties. The remainder is sold to a third party financing company and leased back by the services segment for use internally and is included in fixed assets.

        The Company sells its products directly to customers through an internal sales force throughout the United States. Customers are obtained through medical prescription written by a board physician based consisting of cardiologists, radiologists, neurologists, vascular surgeons, neurosurgeons and other endovascular specialists.

        The information in the following table as of December 31, 2005 and 2006 and for the years ended December 31, 2004, 2005 and 2006 is derived from the segments' internal financial reports used for corporate management purposes:

	2004	2005	2006
Revenues
Services	$37,255	$37,546	$42,524
Products	10,672	11,811	10,456
Elimination of inter-company activity	(2,603)	(2,938)	(2,620)

	$45,324	$46,419	$50,360

Operating income
Services	$3,984	$3,402	$4,778
Products	851	841	(1,480)
Elimination of inter-company activity	(533)	(638)	(218)
General Corporate		(292)	(407)

	$4,302	$3,313	$2,673

Depreciation and amortization
Services	$4,866	$4,359	$3,975
Products	1,349	1,085	966
Elimination of inter-company activity	(925)	(1,271)	(1,329)

	$5,290	$4,173	$3,612

Capital expenditures
Services	$3,980	$3,773	$4,935
Products	16	33	250
Elimination of inter-company activity	(1,457)	(1,909)	(1,546)

	$2,539	$1,897	$3,639

Total assets
Services (including Goodwill of $14,976)		$39,082	$39,542
Products (including Goodwill of $3,674)		11,739	14,065
Elimination of inter-company activity		(4,173)	(3,173)

		$46,648	$50,434

21.    Revenues from Services

        Revenues from services for the years ended December 31, 2004, 2005 and 2006, consist of the following:

	2004	2005	2006
Event Services	29,651	30,296	34,325
Holter Services	4,800	4,615	5,449
Pacemaker Services	2,469	2,519	2,617
Other	335	116	133

	37,255	37,546	42,524
Elimination of intersegment activity	(80)	—	—

Total revenues from services	$37,175	$37,546	$42,524

22.    Summary of Restructuring and Other Costs

        Restructuring and other costs for the years ended December 31, 2004, 2005 and 2006, consist of the following:

	2004	2005	2006
Restructuring costs		$157	$836
Other costs:
Legal, tax and other consulting fees for corporate reorganization			418
Incremental audit fees			2,339
Accounting support, valuation, and other consulting services			692

Total other costs	—	—	3,449

Total restructuring and other costs	—	$157	$4,285

        Restructuring costs in 2005 relate to staff reductions in the service center and marketing departments. Restructuring costs in 2006 relate to the relocation of the Company's products division from San Diego, California to a new joint service and product facility in Rosemont, Illinois.

        The other costs in 2006 include legal, tax and other consulting fees incurred in connection with the Company's incorporation and legal reorganization in 2006. In addition, in 2006, the Company incurred costs to supplement its finance and accounting team resources, including the preparation of additional supporting accounting documentation, a business enterprise valuation, and additional financial reporting requirements for a public company. The Company also incurred incremental audit procedures related to the Company's financial statements as of and for the years ended December 31, 2004 and 2005.

LIFEWATCH CORPORATION AND SUBSIDIARIES
Schedule II — Valuation and Qualifying Accounts
(in thousands)

	Balance at beginning of period	Additions/ charges	Deductions *	Balance at end of period
Allowances for doubtful accounts
Year ended December 31, 2004
Allowances for doubtful accounts	6,876	2,250	5,061	4,065
Year ended December 31, 2005
Allowances for doubtful accounts	4,065	2,807	2,581	4,291
Year ended December 31, 2006
Allowances for doubtful accounts	4,291	1,338	2,598	3,031

*
Write-offs, net of recoveries

	Balance at beginning of period	Additions/ charges	Deductions	Balance at end of period
Allowances for contractual adjustments
Year ended December 31, 2004
Allowances for contractual adjustments	2,365	2,607	2,061	2,911
Year ended December 31, 2005
Allowances for contractual adjustments	2,911	1,186	3,347	750
Year ended December 31, 2006
Allowances for contractual adjustments	750	871	1,448	173
	Balance at beginning of period	Additions/ charges	Deductions	Balance at end of period
Inventory reserves
Year ended December 31, 2004
Reserves and allowances deducted from asset accounts:
Inventory reserves	283	306	50	539
Year ended December 31, 2005
Reserves and allowances deducted from asset accounts:
Inventory reserves	539	—	404	135
Year ended December 31, 2006
Reserves and allowances deducted from asset accounts:
Inventory reserves	135	26	57	104
	Balance at beginning of period	Additions/ charges	Deductions	Balance at end of period
Warranty reserve
Year ended December 31, 2004
Reserves and allowances deducted from liability accounts:
Warranty Reserve	169	—	84	85
Year ended December 31, 2005
Reserves and allowances deducted from liability accounts:
Warranty Reserve	85	34	8	111
Year ended December 31, 2006
Reserves and allowances deducted from liability accounts:
Warranty Reserve	111	41	75	77

LifeWatch Corporation and Subsidiaries
Schedule II — Valuation and Qualifying Accounts
(in thousands)

		Income tax		Balance at end of period
	Balance at beginning of period
		Expense	Benefit
Deferred tax valuation reserve
Year ended December 31, 2004
Reserves and allowances deducted from liability accounts:
Deferred tax valuation reserve	21,152	—	1,231	19,921
Year ended December 31, 2005
Reserves and allowances deducted from liability accounts:
Deferred tax valuation reserve	19,921	—	7,399	12,522
Year ended December 31, 2006
Reserves and allowances deducted from liability accounts:
Deferred tax valuation reserve	12,522	—	4,344	8,178

                  Shares

Common Stock

PROSPECTUS

Cowen and Company
Jefferies & Company
Piper Jaffray

                        , 2007

Until                        , 2007 all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses Of Issuance And Distribution

        The following table sets forth the estimated costs and expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of the common stock being registered.

Amount to be Paid
SEC registration fee	$9,229
NASD filing fee	9,125
NASDAQ Global Market listing fee	100,000
Legal fees and expenses	1,225,000
Accounting fees and expenses	1,075,000
Financial advisor fees	870,000
Printing and engraving expenses	280,000
Blue Sky fees and expenses	5,000
Transfer agent and Registrar fees and expenses	11,500
Miscellaneous	65,146
Total	$3,650,000

*
To be completed by amendment.

Item 14.    Indemnification Of Directors And Officers

        The registrant's Certificate of Incorporation as will be in effect as of the date this registration becomes effective (the "Charter") provides that, except to the extent prohibited by the Delaware General Corporation Law, as amended (the "DGCL"), the registrant's directors shall not be personally liable to the registrant or its stockholders for monetary damages for any breach of fiduciary duty as directors of the registrant. Under the DGCL, the directors have a fiduciary duty to the registrant which is not eliminated by this provision of the Charter and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available. In addition, each director will continue to be subject to liability under the DGCL for breach of the director's duty of loyalty to the registrant, for acts or omissions which are found by a court of competent jurisdiction to be not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by DGCL. This provision also does not affect the directors' responsibilities under any other laws, such as the Federal securities laws. The registrant has obtained liability insurance for its officers and directors.

        Section 145 of the DGCL empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that this provision shall not eliminate or limit the liability of a director: (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) arising under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. The DGCL provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation's bylaws, any agreement, a vote of stockholders or otherwise. The Charter eliminates the personal liability of directors to the fullest extent permitted by Section 102(b)(7) of the DGCL and provides that the registrant shall fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director or officer of the registrant, or is or was serving at the request of the registrant as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding.

        The registrant has also entered into agreements to indemnify its directors and executive officers, in addition to the indemnification provided for in the Charter. The registrant believes that these agreements are necessary to attract and retain qualified directors and executive officers.

        At present, there is no pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification will be required or permitted under the Charter or the aforementioned indemnification agreements. The registrant is not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

Item 15.    Recent Sales Of Unregistered Securities

        Since our inception in July 2006, we have issued unregistered securities to a limited number of persons as described below:

        In October 2006, we issued 9,000,000 shares of common stock to Card Guard Scientific Survival Ltd. and Card Guard Europe B.V. in consideration for the contribution by them of shares of LifeWatch Services and LifeWatch Technologies. These transactions were exempt from the registration requirements of the Securities Act by virtue of Section 4(2) and Regulation D based on the status of each of the investors as accredited under Rule 501.

        Since our inception, we have issued an aggregate of options to purchase 600,000 shares of our common stock to certain of our and our parent companies' employees, directors and executive officers at an exercise price of $7.22 per share. These transactions were exempt from the registration requirements of the Securities Act by virtue of Rule 701.

Item 16.    Exhibits and Financial Statement Schedules

  (a)
  Exhibits.

Exhibit Number	Description of Document
1.1*	Form of Underwriting Agreement
3.1***	Form of Amended and Restated Certificate of Incorporation of the registrant, to be in effect upon the completion of this offering.
3.2***	Form of Amended and Restated Bylaws of the registrant, to be in effect upon the completion of this offering.
5.1*	Opinion of Proskauer Rose LLP
10.1***	Form of Indemnification Agreement to be entered into between the registrant and its directors and officers.
10.2***	2006 LifeWatch Corp. Equity Incentive Plan
10.3***	Form of Stock Option Agreement under the 2006 Equity Incentive Plan.
10.4***	Employment Agreement dated December 1, 2006 between the registrant and Frederick J. Mindermann
10.5***	Employment Agreement dated December 1, 2006 between the registrant and Francis J. Leonard

10.6***	Employment Agreement dated December 1, 2006 between the registrant and Roger K. Richardson
10.7***	Agreement with Harbor Hills dated May 12, 2006
10.8***	Distribution Agreement dated September 7, 1999 between Card Guard Scientific Survival Ltd. and Card Guard USA, Inc., as assigned to Card Guard Technologies, Inc. (now, LifeWatch Technologies Inc.), and as amended on November 30, 2006
10.9***	Exclusive Sales Agreement dated November 30, 2006 between LifeWatch Holding Corporation (now, LifeWatch Services Inc.) and Card Guard Scientific Survival Ltd.
10.10***	Office Lease dated November 15, 2006 between OIC Midwest LLC and LifeWatch Holding Corporation (now, LifeWatch Services Inc.)
10.11***	Lease between Boca Technology Center, LLC and LifeWatch Holding Corporation (now, LifeWatch Services Inc.)
10.12***	Capital Note dated August 12, 2004 made by Card Guard Technologies, Inc. (now, LifeWatch Technologies Inc.) in favor of Card Guard Scientific Survival Ltd.
10.13***	Capital Note dated August 12, 2004 made by LifeWatch Holding Corporation (now, LifeWatch Services Inc.) in favor of Card Guard Scientific Survival Ltd.
10.14***	Loan Agreement dated September 11, 2000 between Card Guard Scientific Survival Ltd. and Card Guard Technologies, Inc. (now, LifeWatch Technologies Inc.)
10.15***	Loan Agreement dated October 28, 2002 between Card Guard Scientific Survival Ltd. and LifeWatch Holdings, Inc. (now, LifeWatch Services Inc.)
10.16***	Loan Agreement—2009 dated January 1, 2003 between Card Guard Scientific Survival Ltd. and LifeWatch Holding Corporation (now, LifeWatch Services Inc.)
10.17***	Loan Agreement—2010 dated January 1, 2003 between Card Guard Scientific Survival Ltd. and LifeWatch Holding Corporation (now, LifeWatch Services Inc.)
10.18***	Loan Agreement—2011 dated January 1, 2003 between Card Guard Scientific Survival Ltd. and LifeWatch Holding Corporation (now, LifeWatch Services Inc.)
10.19***	LifeWatch Corp. 2006 Stock Incentive Plan—Stock Option Agreement between LifeWatch Corp. and Victor Josebachvili
10.20***	LifeWatch Corp. 2006 Stock Incentive Plan—Stock Option Agreement between LifeWatch Corp. and Frederick Mindermann
10.21***	LifeWatch Corp. 2006 Stock Incentive Plan—Stock Option Agreement between LifeWatch Corp. and Roger Richardson
10.22***	LifeWatch Corp. 2006 Stock Incentive Plan—Stock Option Agreement between LifeWatch Corp. and Mike Turchi
10.23***	LifeWatch Corp. 2006 Stock Incentive Plan—Stock Option Agreement between LifeWatch Corp. and Urs Wettstein
10.24***	LifeWatch Corp. 2006 Stock Incentive Plan—Stock Option Agreement between LifeWatch Corp and Urs Wettstein
10.25***	LifeWatch Corp. 2006 Stock Incentive Plan—Stock Option Agreement between LifeWatch Corp and Urs Wettstein
18.1***	Letter to Directors from PricewaterhouseCoopers LLP regarding change in accounting principles

21.1***	Subsidiaries of the Registrant
23.1*	Consent of Proskauer Rose LLP (included in Exhibit 5.1)
23.2**	Consent of PricewaterhouseCoopers LLP
23.3**	Consent of Kesselman & Kesselman
23.4**	Consent of Empire Valuation Consultants, LLC
24.1***	Powers of Attorney of Messrs. Josebachvili, Wettstein and Sartani
24.2***	Power of Attorney of Mr. Lord
24.3***	Power of Attorney of Mr. Bernard
24.4***	Power of Attorney of Mr. Ben Efraim
99.1***	LifeWatch Corp. Code of Ethics and Business Conduct
99.2***	LifeWatch Corp. Charter of the Audit Committee of the Board of Directors
99.3***	LifeWatch Corp. Charter of the Compensation and Stock Option Committee of the Board of Directors
99.4***	LifeWatch Corp. Policies Regarding Director Nominations, Stockholder Communications and Annual Meeting Attendance

*
To be filed by amendment

**
Filed herewith

***
Previously filed

Item 17.    Undertakings

  Undertakings

        The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

        (1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (a)   The undersigned registrant hereby undertakes:

            (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

              (i)    To include any prospectus required by Section 10(a)(3) of the Securities Act;

              (ii)   To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

              (iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

            (2)   That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering

          (b)   Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to directors, officers, and controlling persons of the registrant pursuant to the provisions described in Item 14 or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 4 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the city of New York, State of New York, on this 10th day of May, 2007.

LIFEWATCH CORP.
By:	/s/ FREDERICK J. MINDERMANN Frederick J. Mindermann President and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 4 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title(s)	Date

/s/ FREDERICK J. MINDERMANN Frederick J. Mindermann	President and Chief Executive Officer (Principal Executive Officer)	May 10, 2007
/s/ FRANCIS J. LEONARD Francis J. Leonard	Chief Financial Officer (Principal Financial and Accounting Officer)	May 10, 2007
* Ronald C. Bernard	Director	May 10, 2007
* Kobi Ben Efraim	Director	May 10, 2007
* J. Victor Josebachvili	Director	May 10, 2007
* Jonathan T. Lord	Director	May 10, 2007
* Dr. Abraham Sartani	Director	May 10, 2007
* Urs Wettstein	Director	May 10, 2007
By:	/s/ FREDERICK J. MINDERMANN Frederick J. Mindermann, Attorney-in-fact

INDEX TO EXHIBITS

        Exhibits.

Exhibit Number	Description of Document
1.1*	Form of Underwriting Agreement
3.1***	Form of Amended and Restated Certificate of Incorporation of the registrant, to be in effect upon the completion of this offering.
3.2***	Form of Amended and Restated Bylaws of the registrant, to be in effect upon the completion of this offering.
5.1*	Opinion of Proskauer Rose LLP
10.1***	Form of Indemnification Agreement to be entered into between the registrant and its directors and officers.
10.2***	2006 LifeWatch Corp. Equity Incentive Plan
10.3***	Form of Stock Option Agreement under the 2006 Equity Incentive Plan.
10.4***	Employment Agreement dated December 1, 2006 between the registrant and Frederick J. Mindermann
10.5***	Employment Agreement dated December 1, 2006 between the registrant and Francis J. Leonard
10.6***	Employment Agreement dated December 1, 2006 between the registrant and Roger K. Richardson
10.7***	Agreement with Harbor Hills dated May 12, 2006
10.8***	Distribution Agreement dated September 7, 1999 between Card Guard Scientific Survival Ltd. and Card Guard USA, Inc., as assigned to Card Guard Technologies, Inc. (now, LifeWatch Technologies Inc.), and as amended on November 30, 2006
10.9***	Exclusive Sales Agreement dated November 30, 2006 between LifeWatch Holding Corporation (now, LifeWatch Services Inc.) and Card Guard Scientific Survival Ltd.
10.10***	Office Lease dated November 15, 2006 between OIC Midwest LLC and LifeWatch Holding Corporation (now, LifeWatch Services Inc.)
10.11***	Lease between Boca Technology Center, LLC and LifeWatch Holding Corporation (now, LifeWatch Services Inc.)
10.12***	Capital Note dated August 12, 2004 made by Card Guard Technologies, Inc. (now, LifeWatch Technologies Inc.) in favor of Card Guard Scientific Survival Ltd.
10.13***	Capital Note dated August 12, 2004 made by LifeWatch Holding Corporation (now, LifeWatch Services Inc.) in favor of Card Guard Scientific Survival Ltd.
10.14***	Loan Agreement dated September 11, 2000 between Card Guard Scientific Survival Ltd. and Card Guard Technologies, Inc. (now, LifeWatch Technologies Inc.)
10.15***	Loan Agreement dated October 28, 2002 between Card Guard Scientific Survival Ltd. and LifeWatch Holdings, Inc. (now, LifeWatch Services Inc.)
10.16***	Loan Agreement—2009 dated January 1, 2003 between Card Guard Scientific Survival Ltd. and LifeWatch Holding Corporation (now, LifeWatch Services Inc.)
10.17***	Loan Agreement—2010 dated January 1, 2003 between Card Guard Scientific Survival Ltd. and LifeWatch Holding Corporation (now, LifeWatch Services Inc.)

10.18***	Loan Agreement—2011 dated January 1, 2003 between Card Guard Scientific Survival Ltd. and LifeWatch Holding Corporation (now, LifeWatch Services Inc.)
10.19***	LifeWatch Corp. 2006 Stock Incentive Plan—Stock Option Agreement between LifeWatch Corp. and Victor Josebachvili
10.20***	LifeWatch Corp. 2006 Stock Incentive Plan—Stock Option Agreement between LifeWatch Corp. and Frederick Mindermann
10.21***	LifeWatch Corp. 2006 Stock Incentive Plan—Stock Option Agreement between LifeWatch Corp. and Roger Richardson
10.22***	LifeWatch Corp. 2006 Stock Incentive Plan—Stock Option Agreement between LifeWatch Corp. and Mike Turchi
10.23***	LifeWatch Corp. 2006 Stock Incentive Plan—Stock Option Agreement between LifeWatch Corp. and Urs Wettstein
10.24***	LifeWatch Corp. 2006 Stock Incentive Plan—Stock Option Agreement between LifeWatch Corp and Urs Wettstein
10.25***	LifeWatch Corp. 2006 Stock Incentive Plan—Stock Option Agreement between LifeWatch Corp and Urs Wettstein
18.1***	Letter to Directors from PricewaterhouseCoopers LLP regarding change in accounting principles
21.1***	Subsidiaries of the Registrant
23.1*	Consent of Proskauer Rose LLP (included in Exhibit 5.1)
23.2**	Consent of PricewaterhouseCoopers LLP
23.3**	Consent of Kesselman & Kesselman
23.4**	Consent of Empire Valuation Consultants, LLC
24.1***	Powers of Attorney of Messrs. Josebachvili, Wettstein and Sartani
24.2***	Power of Attorney of Mr. Lord
24.3***	Power of Attorney of Mr. Bernard
24.4***	Power of Attorney of Mr. Ben Efraim
99.1***	LifeWatch Corp. Code of Ethics and Business Conduct
99.2***	LifeWatch Corp. Charter of the Audit Committee of the Board of Directors
99.3***	LifeWatch Corp. Charter of the Compensation and Stock Option Committee of the Board of Directors
99.4***	LifeWatch Corp. Policies Regarding Director Nominations, Stockholder Communications and Annual Meeting Attendance

*
To be filed by amendment

**
Filed herewith

***
Previously filed

QuickLinks

TABLE OF CONTENTS
PROSPECTUS SUMMARY
LIFEWATCH CORP.
THE OFFERING
SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
ORGANIZATIONAL STRUCTURE
MANAGEMENT
PRINCIPAL STOCKHOLDERS
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF OUR COMMON STOCK
UNDERWRITERS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION
INDEX TO FINANCIAL STATEMENTS
LIFEWATCH CORP. AND SUBSIDIARIES UNAUDITED CONSOLIDATED BALANCE SHEETS December 31, 2006 and March 31, 2007 (in thousands, except share and per share data)
LIFEWATCH CORP. AND SUBSIDIARIES UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS Three months ended March 31, 2006 and 2007 (in thousands, except share and per share amounts)
LIFEWATCH CORP. AND SUBSIDIARIES UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY Three months ended March 31, 2007 (in thousands, except share amounts)
LIFEWATCH CORP. AND SUBSIDIARIES UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS Three months ended March 31, 2006 and 2007 (in thousands)
LIFEWATCH CORP. AND SUBSIDIARIES UNAUDITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Three months ended March 31, 2006 and 2007 (amounts in thousands, except for share and per share data)
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
LIFEWATCH CORP. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS December 31, 2005 and 2006 (in thousands, except share and per share data)
LIFEWATCH CORP. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS Years ended December 31, 2004, 2005 and 2006 (in thousands, except share and per share amounts)
LIFEWATCH CORP. AND SUBSIDIARIES CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) Years ended December 31, 2004, 2005 and 2006 (in thousands, except share amounts)
LIFEWATCH CORP. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS Years ended December 31, 2004, 2005 and 2006 (in thousands)
LIFEWATCH CORP. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For December 31, 2004, 2005 and 2006 (amounts in thousands, except for share and per share data)
LIFEWATCH CORPORATION AND SUBSIDIARIES Schedule II — Valuation and Qualifying Accounts (in thousands)
LifeWatch Corporation and Subsidiaries Schedule II — Valuation and Qualifying Accounts (in thousands)
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
INDEX TO EXHIBITS